FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item

1.	1Q10 Earnings Report	1

2.	1Q10 Financial Statements (Spanish)	1

2

INDEX

CONTACT INFORMATION
Robert Moreno
Manager, Investor Relations Department
Banco Santander Chile
Bandera 140 Piso 19,
Santiago, Chile
Tel: (562) 320-8284
Fax: (562) 671-6554
Email: rmorenoh@santander.cl
Website: www.santander.cl

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

SECTION 1: SUMMARY OF RESULTS

Net income increases 55.4% YoY in 1Q10
Core revenue*, Gross income, net of provisions and costs** and Net Income, Ch$ million, and Change, %

* Core revenues = Net interest income and fee income. ** Includes Other operating income, Other operating expenses, income attributable to investments in other companies, income tax and net of minority interest. 2009 gross net income, net of provisions and net income presented in the graph above has been adjusted for one-time earnings recorded in that quarter

ROAE reached 28.6% in 1Q10

In 1Q10, net income attributable to shareholders totaled Ch$119,104 million (Ch$0.63 per share and US$1.25/ADR1). These results represent an increase of 55.4% compared to 1Q09 (from now on YoY). With these results, the Bank’s ROAE in the quarter reached 28.6%. The Bank currently has one of the highest ROE among the banks operating in Chile. This strong profitability was achieved while having one of the highest levels of capitalization in the Chilean financial system. As of March 31, 2010, the Bank’s BIS ratio reached 14.7% and its Tier I ratio stood at 10.8%.

Record dividend to be paid in April 2010. Dividend increases 21.2% YoY

In April 2010, the Bank paid its annual dividend of Ch$1.37/share, 21.2% greater than the dividend paid in 2009. This is equivalent to 60% of 2009 earnings attributable to shareholders and the highest dividend ever paid by the Bank. At the record date in Chile, the dividend yield was 3.9%.

Total loans grow 2.3% QoQ in 1Q10 with loan growth seen in all products and segments

In 1Q10, total loans increased 2.3% QoQ with loan growth seen in all products and segments. The pick up in economic growth has led to a rebound in loan volumes, especially in higher yielding retail banking activities. The Bank continued to see loan growth even after the recent earthquake (February 27th) in the majority of its products. The lower interest rate also continued to boost loan demand.

Loans to individuals increased 1.9% QoQ led by a 2.7% increase in consumer loans. Lending to SMEs and the Middle Market increased 2.5% and 4.3% QoQ, respectively. These segments benefited from the rebound in economic growth and the initial earthquake reconstruction efforts. Corporate lending also showed positive growth in 1Q10 after several quarters of decline, reflecting the positive evolution of investment levels in the economy.

1 Earnings per ADR is calculated using an exchange rate of Ch$526.29 per US$.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

2

The funding mix improves and demand deposits rise 10.1% QoQ

In the quarter, the Bank also improved its funding mix. The ratio of loans to deposits reached 104.3% as of March 2010 compared to 100.9% as of December 2009. Customer funds increased 1.5% QoQ. The 10.1% QoQ increase in demand deposits in the quarter was mainly due to the low interest rate environment and our strategic focus on non-lending activities also helped to boost demand deposit volumes. In the quarter, non-interest bearing deposit in the middle market increased 18.8% QoQ and 13.7% QoQ among SMEs clients.

Net interest income up 22.5% YoY in 1Q10

In 1Q10, net interest income increased 22.5%. The Bank’s net interest margin reached 5.8% in the quarter compared to 4.8% in 1Q09 and 5.8 in 4Q09. This rise in net interest income was mainly due to (a) the higher inflation rate and, (b) an improved loan and funding mix. The Bank maintains long-term assets (mainly medium and long-term financial investments) that are denominated in Unidades de Fomento (UFs), an inflation indexed unit, which are partially funded with nominal or non-interest bearing peso short-term deposits. The UF inflation reached 0.27% in 1Q10 compared to -2.30% in 1Q09, benefiting this mismatch. In the same YoY period, the percentage of high yielding loans to the retail segments (individuals, SMEs and institutional) reached 63.9% compared to 60.0% in 1Q09. This better mix helped to maintain client margins in a low interest rate environment.

Net provision expense decreases 22.8% YoY in 1Q10

In 1Q10, the Bank’s net provision expense decreased 22.8% YoY. This was mainly due to an improvement in asset quality, especially among individuals, which resulted in a 44.4% YoY decrease in total charge-offs. This improvement has been a consequence of both the improvement of the economy and the Bank’s strategic focus maintained since 2008 on keeping asset quality under control by growing selectively and by increasing the time commercial executives dedicate to asset quality issues. Non-performing consumer loans decreased 38.6% YoY and the coverage ratio of consumer NPLs reached 247% as of March 2010 compared to 121% as of March 2009.

Fees income grows 1.2% YoY in 1Q10. Credit card fees up 19.5% YoY in 1Q10

Net fee income increased 1.2% YoY. Fees from credit, debit and ATM cards continue to lead fee growth and increased 19.5% YoY. The rise in fees from these businesses reflects the higher use of the Bank’s cards. Fees from asset management increased 52.8% YoY and fees from insurance brokerage increased 53.4% in the same period. The Bank’s success in selling insurance online, especially auto insurance, coupled with a greater demand of fraud insurance has driven insurance brokerage fees. These positive trends were partially offset by lower fees from checking accounts due to regulatory changes introduced in mid-2009 and lower collection fees that were negatively affected by the earthquake.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

3

The efficiency ratio reached 33.0% in 1Q10

The Bank continued to control costs in 1Q10 and the efficiency ratio reached 33.0% in the quarter. Operating expenses increased 1.2% QoQ and 5.8% YoY mainly due to the growth of administrative expenses, which were impacted by earthquake related costs. The Bank’s installations are insured, but additional expenses were incurred in order restore full functionality following the quake (rental expenses, travel, aid, donations, etc.). 98% of the Bank’s branches and ATMs are currently open. The first business day after the quake the Bank’s systems were functioning normally, including all remote channels (internet, ATMs and phone banking). This was an important achievement that contributed to a rapid return to normal daily life in those zones less affected by the earthquake, such as Santiago.

Gross income net of provisions & costs increases 14.5% YoY in 1Q10

In summary, gross income, net of provisions & costs, a proxy for recurring earnings, jumped 14.5% YoY, reflecting the high quality of results in the period. The growth of net interest income and the improvement in asset quality were the main drivers of these positive results.

(Ch$ million)	1Q10	YoY Chg.
Net interest income	229,398	22.5%
Fee income	62,351	1.2%
Financial transactions	29,573	(57.0)%
Provision expense	(70,187)	(22.8)%
Operating expenses	(103,999)	5.8%
Gross income, net of provisions & costs	147,136	14.5%
Other operating and non-operating income, net*	(28,032)	(45.9)%
Net income attributable to shareholders	119,104	55.4%
* Includes Other operating income, Other operating expenses, income attributable to investments in other companies, income tax and net of minority interest.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

4

Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change %
(Ch$ million)	1Q10	4Q09	1Q09	1Q10/1Q09	1Q10/4Q09
Net interest income	229,398	225,379	187,273	22.5%	1.8%
Fee income	62,351	64,598	61,631	1.2%	(3.5)%
Financial transactions, net	29,573	37,147	68,815	(57.0)%	(20.4)%
Provision expense	(70,187)	(67,754)	(90,934)	(22.8)%	3.6%
Operating expenses	(103,999)	(102,732)	(98,288)	5.8%	1.2%
Gross operating income, net of provisions	147,136	156,638	128,497	14.5%	(6.1)%
Other operating & Non-op. Income[1]	(28,032)	(19,329)	(51,845)	(45.9)%	45.0%
Net income attributable to shareholders	119,104	137,309	76,652	55.4%	(13.3)%
Net income/share (Ch$)	0.63	0.73	0.41	55.4%	(13.3)%
Net income/ADR (US$)[2]	1.25	1.49	0.73	71.9%	(16.5)%
Total loans	14,043,570	13,727,864	13,985,677	0.4%	2.3%
Customer funds	14,343,802	14,136,620	14,855,094	(3.4)%	1.5%
Shareholders’ equity	1,683,104	1,658,316	1,543,040	9.1%	1.5%
Net interest margin	5.8%	5.8%	4.8%
Efficiency ratio	33.0%	30.5%	34.5%
Return on average equity[3]	28.6%	34.1%	20.2%
NPL4 / Total loans	2.7%	3.0%	2.8%
Coverage NPLs	97.1%	85.4%	71.6%
Expected loss[5]	2.7%	2.5%	2.0%
BIS ratio	14.7%	15.6%	15.0%
Branches	498	498	500
ATMs	1,856	1,917	1,929
1.	Includes Other operating income, Other operating expenses, income attributable to investments in other companies, income tax and net of minority interest.
2.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate. The exchange rate used is Ch$526.29 per US$.
3.	Annualized quarterly Net income attributable to shareholders / Average equity attributable to shareholders.
4.	NPL: Non-performing loans, includes all loans with one installment over 90 days overdue.
5.
This ratio, defined as loan loss allowances over total loans, measures how much the Bank expects to loose on its loan book, according to its internal models and the Superintendency of Banks guidelines. Banks must have 100% coverage of the Expected Loan Loss.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

5

SECTION 2: BALANCE SHEET ANALYSIS

LOANS

Loans grow 2.3% QoQ in 1Q10 with loan growth in all products and segments

Loans	Quarter ended,			% Change
(Ch$ million)	Mar-10	Dec-09	Mar-09	Mar. 10 / 09	Mar. 10 / Dec. 09
Total loans to individuals[1]	6,523,716	6,403,087	6,115,175	6.7%	1.9%
Consumer loans	2,303,983	2,244,035	2,187,832	5.3%	2.7%
Residential mortgage loans	4,219,733	4,159,052	3,927,343	7.4%	1.5%
SMEs	2,141,508	2,088,656	1,999,411	7.1%	2.5%
Institutional lending	313,139	291,830	262,518	19.3%	7.3%
Middle-Market & Real estate	2,905,516	2,784,767	3,050,854	(4.8)%	4.3%
Corporate	1,099,424	1,081,319	1,637,110	(32.8)%	1.7%
Total loans [2,3]	14,043,570	13,727,864	13,985,677	0.4%	2.3%
1	Sum of consumer loans and residential mortgage loans.
2	Total loans gross of loan loss allowances and excluding interbank loans. Total loans include other non-segmented loans.

In 1Q10, total loans increased 2.3% QoQ with loan growth seen in all products and segments. The pick up in economic growth has led to a rebound in loan volumes, especially in higher yielding retail banking activities. The lower interest rate also continued to boost loan demand.

Regarding the 8.8 earthquake that hit Chile in February, the areas of Chile that were most affected (Regions VI, VII and VIII) accounted for approximately 11.8% of our loan portfolio or Ch$1,658,845 million. As a result, we expect some impact on loan growth in these regions in the coming quarters. Nevertheless, the Bank was able to compensate in March the lower credit demand on those areas with higher growth in the rest of the country and saw loan growth in the majority of its products and segments, while increasing its market share.

Loan growth accelerates in March
Monthly Sequential Loan Growth, %

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

6

Loans to individuals increased 1.9% QoQ, led by a 2.7% increase in consumer loans. Notable was the 4.5% QoQ increase in credit card consumer loans as the Bank continues to gain market share in credit card purchases. Following the earthquake the Bank also saw greater usage of credit cards for home improvement expenses. Residential mortgage loans increased 1.5% QoQ. Lending to small and middle-sized companies (SMEs) and the Middle Market increased 2.5% and 4.3% QoQ, respectively. These segments were positively impacted by the rebound in economic growth and the initial reconstruction efforts. Corporate lending also positive showed growth in 1Q10 after several quarters of decline, reflecting the positive evolution of investment levels in the economy.

FUNDING

Strong growth of non-interest bearing liabilities

Customer funds	Quarter			Change %
(Ch$ million)	Mar-10	Dec-09	Mar-09	Mar. 10 / 09	Mar. 10 / Dec. 09
Non-interest bearing deposits	3,890,230	3,533,534	3,092,010	25.8%	10.1%
Time deposits	6,818,939	7,175,257	8,677,857	(21.4)%	(5.0)%
Total customer deposits	10,709,169	10,708,791	11,769,867	(9.0)%	0.0%
Mutual funds	3,634,633	3,427,829	3,085,227	17.8%	6.0%
Total customer funds	14,343,802	14,136,620	14,855,094	(3.4)%	1.5%
Loans to deposits*	104.3%	100.9%	96.5%
* (Loans - marketable securities that fund mortgage portfolio) / (Time deposits + demand deposits).

In the quarter, the Bank also improved its funding mix. The ratio of loans to deposits2 reached 104.3% as of March 2010 compared to 100.9% as of December 2009. Customer funds increased 1.5% QoQ. The 10.1% QoQ increase in demand deposits in the quarter and the 5.0% QoQ decrease in time deposits was mainly due our strategic focus on non-lending activities. The low interest rate environment also helped to boost demand deposit volumes in the period. In the quarter, non-interest bearing deposit in the middle market increased 18.8% QoQ and 13.7% QoQ among SMEs clients.

Mutual funds under management increased 6.0% QoQ as equity funds continued to grow and the Bank proactively moved clients funds to higher yielding investments, which are also produce a higher spread for the Bank through fee income.

2 (Loans - marketable securities that fund mortgage portfolio) / Time customer deposits))

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

7

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

ROE reaches 28.6% in 1Q10. Record dividend paid in April 2010

Shareholders' Equity	Quarter			Change %
(Ch$ million)	Mar-10	Dec-09	Mar-09	Mar. 10 / 09	Mar. 10 / Dec. 09
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	51,538	51,539	(16,960)	(403.9)%	(0.0)%
Unrealized gain (loss) Available-for-sale financial assets	(32,620)	(26,804)	(7,856)	315.2%	21.7%
Retained Earnings:	772,882	742,278	676,553	14.2%	4.1%
Retained earnings previous periods	818,885	440,401	721,340	13.5%	85.9%
Net income	119,104	431,253	76,652	55.4%	(72.4)%
Provision for mandatory dividend	(165,107)	(129,376)	(121,439)	36.0%	27.6%
Minority Interest	29,942	29,799	28,403	5.4%	0.5%
Total Equity	1,713,045	1,688,115	1,571,443	9.0%	1.5%
Equity attributable to shareholders	1,683,103	1,658,316	1,543,040	9.1%	1.5%

Shareholders’ equity totaled Ch$1,683,103 million (US$3.2 billion) as of March 31, 2010. Since January 2010, all Chilean banks must include in the calculation of expected loss and reserve levels a percentage of off-balance sheet contingent loans. This also entailed including a greater portion of these operations in the calculation of risk weighted assets. As a result, the Bank recognized a charge to equity of Ch$63,448 million (Ch$52,662 million net of deferred taxes) in the quarter due to the recognition of provisions for lines of credit approved but not disbursed, unused credit card lines, stand-by letters of credit and other operations guaranteed by the Bank. This also explains the 9.2% QoQ increase in risk weighted assets as seen in the following page.

ROAE in 1Q10 reached 28.6%. This strong profitability was achieved while having one of the highest levels of capitalization in the banking system. Voting common shareholders’ equity is the sole component of our Tier I capital and represented 10.8% of risk weighted assets as of March 31, 2010. The BIS ratio reached 14.7% at the same date. In April 2010, the Bank paid its annual dividend of Ch$1.37/share, 21.2% more than in 2009 and equivalent to 60% of 2009 earnings attributable to shareholders. At the record date in Chile, the dividend yield was 3.9%. All else equal, the Bank’s BIS ratio post dividend will be approximately 14.0%.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

8

Capital Adequacy	Quarter ended			Change %
(Ch$ million)	Mar-10	Dec-09	Mar-09	Mar. 10 / 09	Mar. 10 / Dec. 09
Tier I	1,683,103	1,658,316	1,543,039	9.1%	1.5%
Tier II	599,353	555,776	560,232	7.0%	7.8%
Regulatory capital	2,282,455	2,214,092	2,103,271	8.5%	3.1%
Risk weighted assets	15,513,732	14,202,118	13,979,591	11.0%	9.2%
Tier I ratio	10.8%	11.7%	11.0%
BIS ratio	14.7%	15.6%	15.0%

SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Net interest income increases 22.5% YoY

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	1Q10	4Q09	1Q09	1Q10/1Q09	1Q10/4Q09
Net interest income	229,398	225,379	187,273	22.5%	1.8%
Average interest-earning assets	15,776,237	15,562,696	15,742,285	0.2%	1.4%
Average loans	13,879,173	13,647,750	14,312,882	(3.0)%	1.7%
Net interest margin (NIM)	5.8%	5.8%	4.8%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	33.9%	33.9%	28.4%
Quarterly inflation rate	0.27%	0.52%	(2.30)%
Avg. overnight interbank rate (nominal)	0.40%	0.43%	5.49%
Avg. 10 year Central Bank yield (real)	3.14%	3.09%	2.60%
1.	Client net interest income and margins, is net interest income (and margins) generated by our commercial areas.
2.	Non-client net interest income is net interest income generated by centralized activities, non-segmented portions of the balance sheet and Financial Management.
3.	Annualized.
4.	Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 1Q10, net interest income was up 1.8% QoQ and 22.5% YoY. The Bank’s net interest margin reached 5.8% in the quarter compared to 4.8% in 1Q09 and 5.8% in 4Q09. The YoY rise in net interest income was mainly due to (a) the higher inflation rate and, (b) an improved loan and funding mix. The Bank maintains long-term assets (mainly medium and long-term financial investments) that are denominated in Unidades de Fomento (UFs), an inflation indexed unit, which are partially funded with nominal or non-interest bearing peso short-term deposits. The UF inflation reached 0.27% in 1Q10 compared to -2.30% in 1Q09, benefiting this mismatch. In the same YoY period, the percentage of high yielding loans to the retail segments (individuals, SMEs and institutional) reached 63.9% compared to 60% in 1Q09. This better mix helped to maintain client margins in a low interest rate environment. At the same time, the ratio of average equity and non-interest bearing demand deposits to average interest earning assets reached 33.9% in 1Q10 compared to 28.4% in 1Q09.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

9

Compared to 4Q09, the 1.8% increase in net interest income was mainly due to the increase in the loan book and the improved loan mix, partially offset by the lower quarterly inflation rates QoQ.

PROVISION FOR LOAN LOSSES

Provision expense down 22.8% YoY as asset quality improves among individuals

Provision for loan losses	Quarter			Change %
(Ch$ million)	1Q10	4Q09	1Q09	1Q10/1Q09	1Q10/4Q09
Gross provisions	(26,002)	(26,412)	(6,098)	326.4%	(1.6)%
Charge-offs	(52,158)	(49,093)	(93,733)	(44.4)%	6.2%
Gross provisions and charge-offs	(78,160)	(75,505)	(99,831)	(21.7)%	3.5%
Loan loss recoveries	7,973	7,751	8,897	(10.4)%	2.9%
Net provisions for loan losses	(70,187)	(67,754)	(90,934)	(22.8)%	3.6%
Total loans[1]	14,043,570	13,727,864	13,985,677	0.4%	2.3%
Total reserves (RLL)	(374,064)	(349,485)	(281,265)	33.0%	7.0%
Non-performing loans[2] (NPLs)	385,211	409,067	392,802	(1.9)%	(5.8)%
Gross provision expense / Loans	2.23%	2.20%	2.86%
Cost of credit[3]	2.00%	1.97%	2.60%
Expected loss (RLL / Total loans)	2.66%	2.55%	2.01%
NPL / Total loans	2.74%	2.98%	2.81%
Coverage of NPLs[4]	97.1%	85.4%	71.6%
1	Excludes interbank loans.
2	NPL: Non-performing loans: Full balance of loans with one installment 90 days or more overdue.
3	Cost of credit: Net provision expense, annualized / Loans.
4	Coverage NPL: RLL / NPL.

In 1Q10, the Bank’s net provision expense increased 3.6% QoQ and decreased 22.8% YoY. By loan product, provision expense was as follows:

Net provisions for loan losses by product	Quarter			Change %
(Ch$ million)	1Q10	4Q09	1Q09	1Q10/1Q09	1Q10/4Q09
Commercial loans	(23,231)	(18,527)	(12,940)	79.5%	25.4%
Residential mortgage loans	(5,197)	(4,231)	(5,403)	(3.8)%	22.8%
Consumer loans	(41,759)	(44,996)	(72,591)	(42.5)%	(7.2)%
Net provisions for loan losses	(70,187)	(67,754)	(90,934)	(22.8)%	3.6%
1 Includes net provision expenses for interbank loans and off-balance sheet contingent

In 1Q10, the Bank’s net provision expense decreased 22.8% YoY. This was mainly due to an improvement in asset quality, especially among individuals, which resulted in a 44.4% YoY decrease in total charge-offs and a 42.5% YoY decrease in net provision expense for consumer loans. This was mainly due to the improvement of both the economy and the Bank’s strategic focus in 2009 on keeping asset quality under control by growing selectively and by increasing the time commercial executives dedicate to assert quality issues. Non-performing consumer loans decreased 38.6% YoY and the coverage ratio of consumer NPLs reached 247% as of March 2010 compared to 121% as of March 2009.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

10

This positive trend in charge-offs among individuals was partially offset by a rise in net provision expense for commercial loans that increased 79.5% YoY. This growth was mainly due to a rise in the expected loss in the middle market and SME segments, a consequence of an specific loan position and some initial impacts of the ongoing asset quality review after the earthquake. Going forward, the Bank expects asset quality in these segments to be further negatively impacted by the earthquake.

The regions of Chile most affected by the earthquake were regions VI, VII and VIII, which accounted for approximately 11.8% of our loan portfolio or Ch$1,658,845 million.

The rise in risk levels in the Middle Market explains the rise in the Expected Loan Loss level to 2.66% in the quarter. This ratio, defined as loan loss allowances over total loans, measures how much the Bank expects to loose on its loan book, according to its internal models and the Superintendency of Banks guidelines. The Bank is required to have 100% coverage of its Expected Loan Loss ratio. NPLs, on the other hand, decreased 5.8% YoY and 1.9% QoQ, reflecting the improvement in asset quality in individuals as commented above. The coverage ratio of total NPLs reached 97.1% as of March 31, 2010 compared to 85.4% at year-end 2009 and 71.6% in March 2009.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

11

NET FEE INCOME

Solid YoY growth of usage-linked fees

Fee Income	Quarter			Change %
(Ch$ million)	1Q10	4Q09	1Q09	1Q10/1Q09	1Q10/4Q09
Credit, debit & ATM card fees	14,351	14,002	12,014	19.5%	2.5%
Collection fees	13,812	16,697	15,365	(10.1)%	(17.3)%
Checking accounts & lines of credit	11,265	11,991	15,995	(29.6)%	(6.1)%
Asset management	9,391	8,825	6,144	52.8%	6.4%
Guarantees, and other contingent op.	5,829	6,159	6,216	(6.2)%	(5.4)%
Insurance brokerage	5,106	4,039	3,328	53.4%	26.4%
Fees from brokerage and custody of securities	1,906	1,741	1,263	50.9%	9.5%
Other Fees	691	1,144	1,306	(47.1)%	(39.6)%
Total fees	62,351	64,598	61,631	1.2%	(3.5)%

Net fee income decreased 3.5% QoQ and increased 1.2% YoY. The evolution of the main products was the following:

Fees from credit, debit and ATM cards continue to lead fee growth and increased 2.5% QoQ and 19.5% YoY. The rise in fees from these businesses reflects the higher use of the Bank’s cards and the launching of three new successful credit card products in 2009 and other marketing initiatives. As of March 2010, the Bank, with 32.7% of all bank credit cards, generated 38.5% of all monetary purchases year-to-date compared to 35.8% market share as of March 2009. Billing was up 35.7% in real terms YoY compared to 20.7% for the rest of the market, excluding Santander. Credit card purchases have also been positively affected by the economic rebound, but also indirectly by the earthquake as home improvement purchases spiked in the quarter.

Collection fees in 1Q10 decreased 17.3% QoQ and 10.1% YoY. This decrease was due to lower collection of loan insurance policies on behalf of third parties, which represent 75% of fee income in this item and was down 19.7% QoQ. This was a direct result of the temporary interruption of general activity in the zones more affected by the earthquake.

Fees from checking accounts and lines of credit decreased 6.1% QoQ and 29.6% YoY. The YoY decline was mainly due to regulatory changes that prohibited fees charged for unauthorized overdrafts as of April 2009. The QoQ decrease was mainly due to the temporary waiving of fees in some of the more affected areas by the earthquake.

Fees from asset management increased 6.4% QoQ and 52.8% YoY. Total assets under management reached Ch$3,634,633 million (US$6.9 billion) increasing 6.0% QoQ and increasing 17.8% YoY. The QoQ and YoY increase reflects the greater flows of money to both money market and stock funds. The Bank’s commercial teams have also proactively funneled customer deposits to mutual funds, which is a more profitable product for the Bank.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

12

A similar trend was observable in brokerage related fees. Fees from insurance brokerage increased 26.4% QoQ and 53.4% YoY. The Bank’s success in selling insurance online, especially auto insurance coupled with a greater demand of fraud insurance has driven insurance brokerage fees. Fees from the brokerage of securities was positively affected by the Bank’s new internet platform for stock trading, which drove a fourfold increase in volumes traded online.

OPERATING EXPENSES AND EFFICIENCY

The efficiency ratio reached 33.0% in 1Q10

Operating Expenses	Quarter			Change %
(Ch$ million)	1Q10	4Q09	1Q09	1Q10/1Q09	1Q10/4Q09
Personnel expenses	(55,589)	(56,638)	(54,394)	2.2%	(1.9)%
Administrative expenses	(36,053)	(34,051)	(33,448)	7.8%	5.9%
Depreciation and amortization	(12,341)	(11,968)	(10,446)	18.1%	3.1%
Deterioration	(16)	(75)	0	—%	(78.7)%
Operating expenses	(103,999)	(102,732)	(98,288)	5.8%	1.2%
Efficiency ratio*	33.0%	30.5%	34.5%
* Operating expenses / Operating income.  Operating income = Net interest income + Net fee income+ Financial transactions net + other operating income and expenses.

The Bank continued to control costs in 1Q10 and the efficiency ratio reached 33.0% in the quarter. Operating expenses increased 1.2% QoQ and 5.8% YoY. The rise in operating expenses in 1Q10 was mainly due to earthquake related costs that affected administrative expenses. The Bank’s installations are insured, but expenses were incurred in order restore full functionality following the quake (rental expenses, travel, aid, donations, etc.). 98% of the Bank’s branches and ATMs are currently open. The first business day after the quake the Bank’s systems were functioning normally, including all remote channels. This was an important achievement that contributed to a rapid return to normal daily life in those zones less affected by the temblor such as Santiago.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

13

NET RESULTS FROM FINANCIAL TRANSACTIONS

Positive results from client treasury activities in the quarter

Net Result from Financial Transactions	Quarter			Change %
(Ch$ million)	1Q10	4Q09	1Q09	1Q10/1Q09	1Q10/4Q09
Net gains from mark-to-market and trading	52,092	(48,126)	19,429	168.1%	(208.2)%
Exchange differences, net	(22,519)	85,273	49,386	(145.6)%	(126.4)%
Net results from financial transactions	29,573	37,147	68,815	(57.0)%	(20.4)%
* These results mainly include the mark-to-market of the available for sale investment portfolio, realized and unrealized gains of financial investments held for trading, the interest revenue generated by the held for trading portfolio, gains or losses from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as Exchange differences, net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency.

The Net results from financial transactions, which include the sum of the net gains from mark-to-market and trading and exchange differences, net totaled a gain of Ch$29,573 million in 1Q10. In order to better understand this line item, we present the net results from financial transactions by business area in the table below.

Net Result from Financial Transactions	Quarter			Change %
(Ch$ million)	1Q10	4Q09	1Q09	1Q10/1Q09	1Q10/4Q09
Santander Global Connect & Market making	19,290	25,690	39,240	(50.8)%	(24.9)%
ALCO & Proprietary trading	10,283	11,457	29,574	(65.2)%	(10.2)%
Net results from financial transactions	29,573	37,147	68,814	(57.0)%	(20.4)%
*  Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients. This line item also includes the gain or loss from the sale of charged-off loans.

The 20.4% QoQ decrease in this line item was due to the Ch$8,689 million one time gain from the sale of charged-off loans in 4Q09. Excluding this item, the net results from financial transactions increased 3.6% QoQ and were driven by higher results from our market making business and Santander Global Connect, the Bank’s platform for selling derivatives to clients. This is a recurrent line of business for the Bank.

The 57.0% YoY decline in this line item in 1Q10 was mainly due to extraordinary gains from the realized gains from the available for sale fixed income portfolio and realized and mark-to-market gains from financial investments held for trading, following the sharp decline in interest rates in 1Q09.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

14

OTHER INCOME AND EXPENSES

Other Income and Expenses	Quarter			Change %
(Ch$ million)	1Q10	4Q09	1Q09	1Q10/1Q09	1Q10/4Q09
Other operating income	6,065	24,598	2,498	142.8%	(75.3)%
Other operating expenses	(12,556)	(14,773)	(35,531)	(64.7)%	(15.0)%
Income attributable to investments in other companies	120	(566)	326	(63.2)%	(121.2)%
Income tax	(21,760)	(28,348)	(16,259)	33.8%	(23.2)%
Income tax rate	15.5%	17.1%	17.0%

Other operating income totaled a gain of Ch$6,065 million in the quarter. The 75.3% QoQ decrease was mainly due to a one-time gain of Ch$7,072 million from the sale of a building and the reversal of Ch$16,700 million in additional provisions for non-specific credit and non-credit contingencies in 4Q09. The rise in operating income, excluding the one time effects in 4Q09 was mainly due to higher results from the sale of repossessed assets.

Other operating expenses totaled a loss of Ch$12,556 million in the quarter compared to Ch$14,773 million in 4Q09. This lower expense was mainly due to lower charge-offs of repossessed assets as the economy improves. Other operating expenses improved 64.7% compared to 1Q09. In that period, the Bank recognized additional provisions for both credit and non-credit contingencies given the expectations in that period of further deterioration of the economic environment and asset quality.

Income tax decreased 23.2% QoQ mainly as a result of the lower income before taxes. The 33.8% YoY increase in income tax expense was mainly due to the higher income before taxes. The effective tax rate paid in the quarter was 15.5% compared to 17.0% in 1Q09. This lower effective tax rate was mainly due to the higher inflation in 1Q10 compared to 1Q09. For tax purposes the Bank’s still calculates the price level restatement of equity and this computes as a deduction from our taxable income. The statutory tax rate in Chile has not changed and is 17% over net income before taxes. It is expected that the statutory corporate tax rate in Chile will rise to 20% in 2011 and gradually return to 17% in 2013 as a part of the government’s plan to finance the reconstruction efforts.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

15

SECTION 4: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies. All of our ratings are assigned a stable outlook.

Moody’s	Rating
Long-term bank deposits	A1
Senior bonds	Aa3
Subordinated debt	A1
Bank Deposits in Local Currency	Aa3
Bank financial strength	B-
Short-term deposits	P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A+
Long-term Local Issuer Credit	A+
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Individual rating	B

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	Level 2	1CN1
Short-term deposits	N1+	Level 1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+
Outlook	Stable	Stable

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

16

SECTION 5: SHARE PERFORMANCE
As of March 2010

Ownership Structure:

ADR Price Evolution
Santander ADR vs. Global 1200 Financial Index
                      (Base 100 = 06/30/2008)

ADR price (US$) 2010
03/31/10:	68.22
Maximum (2010):	70.63
Minimum (2010):	60.59

Market Capitalization: US$12,373 million

P/E 12 month trailing*:	12.8
P/BV (09/30/09)**:	3.85
Dividend yield***:	3.9%

*	Price as of March 31 / 12mth Earnings
**	Price as of March 31 / Book value as of 03/31/10
***	Based on closing price on record date of last dividend payment.

Daily traded volumes 2010
US$ million

Local Share Price Evolution
Santander vs IPSA Index
                        (Base 100 = 06/30/2008)

Local share price (Ch$) 2010
03/31/10:	34.43
Maximum (2010):	34.99
Minimum (2010):	30.74

Dividends:
Year paid	Ch$/share	% of previous year earnings
2006:	0.83	65%
2007:	0.99	65%
2008:	1.06	65%
2009:	1.13	65%
2010:	1.37	60%

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

17

SECTION 6: INSTITUTIONAL BACKGROUND

Institutional Background

As per the latest public records published by the Superintendency of Banks of Chile for March 2010, Banco Santander Chile was the largest bank in terms of loans and equity. The Bank has the highest credit ratings among all Latin American companies, with an A+ rating from Standard and Poor’s, A+ by Fitch and A1 by Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Santander, which controls 76.91% of Banco Santander Chile.

For more information see www.santander.cl

Banco Santander (SAN.MC, STD.N) is a retail and commercial bank, based in Spain. Santander has more than 90 million customers, 13,660 branches – more than any other international bank – and 169,460 employees around the world. It is the largest financial group in Spain and Latin America, with leading positions in the United Kingdom and Portugal and a broad presence in Europe through its Santander Consumer Finance arm. In 2009, Santander registered EUR 8,943 million in net attributable profit. Banco Santander’s eligible capital at the close of the third quarter came to EUR 79,704 million, with a surplus of EUR 34,769 million above the required regulatory minimum. With this capital base, the BIS ratio, using Basel II criteria, comes to 14.2%, Tier I to 10.1% and core capital 8.6%. These ratios place Santander among the most solvent banks in the world.

For more information see www.santander.com

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

18

ANNEX 1: BALANCE SHEET

						Mar. 10 /
Unaudited Balance Sheet	Mar-10	Mar-10	Dec-09	Mar-09	Mar. 10 / 09	Dec. 09
	US$ths				% Chg.
Assets
Cash and balances from Central Bank	2,909,595	1,526,810	2,043,459	1,092,151	39.8%	(25.3)%
Funds to be cleared	658,449	345,521	468,134	374,617	(7.8)%	(26.2)%
Financial assets held for trading	1,672,957	877,884	798,539	940,357	(6.6)%	9.9%
Investment collateral under agreements to repurchase	7,011	3,679	14,020	7,008	—%	(73.8)%
Derivatives	2,793,391	1,465,832	1,393,878	1,598,218	(8.3)%	5.2%
Interbank loans	90,973	47,738	23,370	47,809	(0.1)%	104.3%
Loans, net of reserves for loan losses	26,049,561	13,669,507	13,378,379	13,704,412	(0.3)%	2.2%
Available-for-sale financial assets	2,997,311	1,572,839	1,830,090	1,276,382	23.2%	(14.1)%
Held-to-maturity investments	-	-	-	-	—%	—%
Investments in other companies	13,521	7,095	7,417	7,452	(4.8)%	(4.3)%
Intangible assets	137,761	72,290	77,260	68,248	5.9%	(6.4)%
Fixed assets	342,984	179,981	184,122	196,553	(8.4)%	(2.2)%
Current tax assets	8,859	4,649	4,541	8,310	(44.1)%	2.4%
Deferred tax assets	196,638	103,186	95,229	85,691	20.4%	8.4%
Other assets	1,091,373	572,698	452,558	579,639	(1.2)%	26.5%
Total Assets	38,970,384	20,449,709	20,770,996	19,986,847	2.3%	(1.5)%

Liabilities and Equity
Total non-interest bearing deposits	7,413,492	3,890,230	3,533,534	3,092,010	25.8%	10.1%
Funds to be cleared	377,147	197,908	275,474	246,100	(19.6)%	(28.2)%
Investments sold under agreements to repurchase	1,453,460	762,703	1,114,605	369,905	106.2%	(31.6)%
Time deposits and savings accounts	12,994,643	6,818,939	7,175,257	8,677,857	(21.4)%	(5.0)%
Derivatives	2,588,515	1,358,323	1,348,906	1,426,565	(4.8)%	0.7%
Deposits from credit institutions	3,822,321	2,005,763	2,046,790	1,423,195	40.9%	(2.0)%
Marketable debt securities	5,473,273	2,872,100	2,924,676	2,632,433	9.1%	(1.8)%
Other obligations	332,534	174,497	146,911	120,780	44.5%	18.8%
Current tax liabilities	141,858	74,440	63,831	506	14611.5%	16.6%
Deferred tax liability	3,144	1,650	3,380	9,381	(82.4)%	(51.2)%
Provisions	508,240	266,699	186,121	204,211	30.6%	43.3%
Other liabilities	597,258	313,411	263,396	212,461	47.5%	19.0%
Total Liabilities	35,705,885	18,736,663	19,082,881	18,415,404	1.7%	(1.8)%

Equity
Capital	1,698,529	891,303	891,303	891,303	0.0%	0.0%
Reserves	98,216	51,539	51,539	(16,960)	(403.9)%	—%
Unrealized gain (loss) Available-for-sale financial assets	(62,163)	(32,620)	(26,804)	(7,856)	315.2%	21.7%
Retained Earnings:	1,472,858	772,882	742,278	676,553	14.2%	4.1%
Retained earnings previous periods	1,560,524	818,885	440,401	721,340	13.5%	85.9%
Net income	226,973	119,104	431,253	76,652	55.4%	(72.4)%
Provision for mandatory dividend	(314,639)	(165,107)	(129,376)	(121,439)	36.0%	27.6%
Total Shareholders' Equity	3,207,440	1,683,104	1,658,316	1,543,040	9.1%	1.5%
Minority Interest	57,060	29,942	29,799	28,403	5.4%	0.5%
Total Equity	3,264,499	1,713,046	1,688,115	1,571,443	9.0%	1.5%
Total Liabilities and Equity	38,970,384	20,449,709	20,770,996	19,986,847	2.3%	(1.5)%

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

19

ANNEX 3 : QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	1Q10	1Q10	4Q09	1Q09	1Q10/1Q09	1Q10/4Q09
	US$ths.				% Chg.
Interest revenue	612,173	321,238	342,363	246,791	30.2%	(6.2)%
Interest expense	(175,017)	(91,840)	(116,984)	(59,518)	54.3%	(21.5)%
Net interest revenue	437,157	229,398	225,379	187,273	22.5%	1.8%
Fee income	150,851	79,159	80,501	77,163	2.6%	(1.7)%
Fee expense	(32,030)	(16,808)	(15,903)	(15,532)	8.2%	5.7%
Net fee income	118,820	62,351	64,598	61,631	1.2%	(3.5)%
Net gains from mark-to-market and trading	99,270	52,092	(48,126)	19,429	168.1%	—%
Exchange differences, net	(42,914)	(22,519)	85,273	49,386	—%	—%
Total financial transactions, net	56,356	29,573	37,147	68,815	(57.0)%	(20.4)%
Other operating income, net	11,558	6,065	24,598	2,498	142.8%	(75.3)%
Total operating income	623,891	327,387	351,722	320,217	2.2%	(6.9)%
Provision expense	(133,753)	(70,187)	(67,754)	(90,934)	(22.8)%	3.6%
Total operating income net of provisions	490,138	257,200	283,968	229,283	12.2%	(9.4)%
Personnel expenses	(105,934)	(55,589)	(56,638)	(54,394)	2.2%	(1.9)%
Administrative expenses	250,451	(36,053)	(34,051)	(33,448)	7.8%	5.9%
Depreciation and amortization	(23,518)	(12,341)	(11,968)	(10,446)	18.1%	3.1%
Deterioration	(30)	(16)	(75)	0	—%	(78.7)%
Operating expenses	(198,188)	(103,999)	(102,732)	(98,288)	5.8%	1.2%
Other operating expenses	(23,928)	(12,556)	(14,773)	(35,531)	(64.7)%	(15.0)%
Total operating expenses	(222,115)	(116,555)	(117,505)	(133,819)	(12.9)%	(0.8)%
Net operating income	268,023	140,645	166,463	95,464	47.3%	(15.5)%
Income attributable to investments in other companies	229	120	(566)	326	(63.2)%	—%
Net income before taxes	268,252	140,765	165,897	95,790	47.0%	(15.1)%
Income tax	(41,467)	(21,760)	(28,348)	(16,259)	33.8%	(23.2)%
Net income from ordinary activities	226,784	119,005	137,549	79,531	49.6%	(13.5)%
Net income discontinued operations	0	0	0	0
Net income attributable to:
Minority interest	(189)	(99)	240	2,879	-103.4%	-141.3%
Net income attributable to shareholders	226,973	119,104	137,309	76,652	55.4%	-13.3%

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

20

ANNEX 4: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Mar-09	Jun-09	Sep-09	Dec-09	Mar-10
(Ch$ millions)
Loans
Consumer loans	2,187,832	2,121,045	2,155,200	2,244,035	2,303,983
Residential mortgage loans	3,927,343	3,970,896	4,033,091	4,159,052	4,219,733
Commercial loans	7,870,502	7,309,545	7,395,336	7,324,777	7,519,854
Total loans	13,985,677	13,401,486	13,583,627	13,727,864	14,043,570
Allowance for loan losses	(281,265)	(314,191)	(338,020)	(349,485)	(374,064)
Total loans, net of allowances	13,704,412	13,087,295	13,245,607	13,378,379	13,669,506

Loans by segment
Individuals	6,115,175	6,091,941	6,188,291	6,403,087	6,523,716
SMEs	1,999,411	1,989,989	2,034,649	2,088,656	2,141,508
Institutional lending	262,518	271,644	293,803	291,830	313,139
Total retail lending	8,377,104	8,353,574	8,516,743	8,783,573	8,978,363
Middle-Market & Real estate	3,050,854	2,793,150	2,779,133	2,784,767	2,905,516
Corporate	1,637,110	1,299,046	1,270,051	1,081,319	1,099,424

Customer funds
Demand deposits	3,092,010	3,083,814	3,152,739	3,533,534	3,890,230
Time deposits	8,677,857	8,342,396	7,456,731	7,175,257	6,818,939
Total deposits	11,769,867	11,426,210	10,609,470	10,708,791	10,709,169
Mutual funds (Off balance sheet)	3,085,227	3,342,860	3,476,457	3,427,829	3,634,633
Total customer funds	14,855,094	14,769,070	14,085,927	14,136,620	14,343,802
Loans / Deposits[1]	96.5%	94.3%	102.4%	100.9%	104.3%

Average balances
Avg. interest earning assets	15,742,285	15,147,554	15,184,842	15,562,696	15,776,237
Avg. loans	14,312,882	13,733,919	13,479,883	13,647,750	13,879,173
Avg. assets	20,491,544	19,719,613	19,384,473	20,123,590	20,738,402
Avg. demand deposits	2,952,461	3,087,754	3,079,230	3,278,373	3,678,104
Avg equity	1,517,710	1,495,755	1,528,506	1,608,510	1,665,977
Avg. free funds	4,470,170	4,583,509	4,607,736	4,886,883	5,344,081

Capitalization
Risk weighted assets	13,979,591	13,544,319	13,918,058	14,202,118	15,513,732
Tier I	1,543,039	1,497,019	1,555,148	1,658,316	1,683,103
Tier II	560,232	535,978	563,856	555,776	599,353
Regulatory capital	2,103,271	2,032,997	2,119,004	2,214,092	2,282,455
BIS ratio	15.0%	15.0%	15.2%	15.6%	14.7%

Profitability & Efficiency
Net interest margin	4.8%	6.0%	5.7%	5.8%	5.8%
Efficiency ratio	34.5%	31.5%	32.6%	30.5%	33.0%
Avg. Free funds / interest earning assets	28.4%	30.3%	30.3%	31.4%	33.9%
Return on avg. equity	20.2%	28.7%	28.8%	34.1%	28.6%
Return on avg. assets	1.5%	2.2%	2.3%	2.7%	2.3%
Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

21

	Mar-09	Jun-09	Sep-09	Dec-09	Mar-10
Asset quality
Non-performing loans (NPLs)[2]	392,802	415,311	383,172	409,067	385,211
Expected loss[3]	281,265	314,191	338,020	349,485	374,064
NPLs / total loans	2.81%	3.10%	2.82%	2.98%	2.74%
Coverage of NPLs (Loan loss allowance / NPLs)	71.60%	75.65%	88.22%	85.43%	97.11%
Expected loss (Loan loss allowances / Loans)	2.01%	2.34%	2.49%	2.55%	2.66%
Cost of credit (prov. expense / loans)	2.60%	2.87%	2.33%	1.97%	2.00%

Network
Branches	500	501	502	498	498
ATMs	1,929	1,929	1,991	1,917	1,856

Market information (period-end)
Net income per share (Ch$)	0.41	0.57	0.58	0.73	0.63
Net income per ADR (US$)	0.73	1.12	1.11	1.49	1.25
Stock price	19.1	23.9	30.4	30.7	34.4
ADR price	34.4	46.7	57.5	64.8	68.2
Market capitalization (US$mn)	6,230	8,468	10,436	11,749	12,373
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 1,039 shares)	181.4	181.4	181.4	181.4	181.4

Other Data
Quarterly inflation rate[4]	(2.30)%	(0.13)%	(0.47)%	0.52%	0.27%
Avg. overnight interbank rate (nominal)	5.49%	1.40%	0.46%	0.43%	0.40%
Avg. 10 year Central Bank yield (real)	2.60%	2.86%	2.88%	3.09%	3.14%
Avg. 10 year Central Bank yield (nominal)	5.09%	5.63%	5.70%	6.13%	6.41%
Observed Exchange rate (Ch$/US$) (period-end)	582.1	529.07	546.07	506.43	526.29

1 Ratio = Loans - marketable securities / Time deposits + demand deposits
2 Capital + future interest of all loans with one installment 90 days or more overdue.
3 Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of expected loss
4 Calculated using the variation of the Unidad de Fomento (UF) in the period

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

22

Contenido

Estados Financieros Consolidados

ESTADOS INTERMEDIOS DE SITUACIÓN FINANCIERA CONSOLIDADOS	3
ESTADOS INTERMEDIOS CONSOLIDADOS DE RESULTADOS	4
ESTADOS INTERMEDIOS CONSOLIDADOS DE RESULTADOS INTEGRALES	5
ESTADOS INTERMEDIOS DE CAMBIOS EN EL PATRIMONIO	6
ESTADOS INTERMEDIOS CONSOLIDADOS DE FLUJOS DE EFECTIVO	7
NOTA N°01 - PRINCIPALES CRITERIOS CONTABLES UTILIZADOS:	9
NOTA N°02 - CAMBIOS CONTABLES:	38
NOTA N°03 - HECHOS RELEVANTES:	39
NOTA N°04 - SEGMENTOS DE NEGOCIO:	40
NOTA N°05 - EFECTIVO Y EQUIVALENTE DE EFECTIVO:	45
NOTA N°06 - INSTRUMENTOS PARA NEGOCIACIÓN:	46
NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES:	47
NOTA N°08 - ADEUDADO POR BANCOS:	53
NOTA N°09 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES:	54
NOTA N°10 - INSTRUMENTOS DE INVERSIÓN:	58
NOTA N°11 - INTANGIBLES:	59
NOTA N°12 - ACTIVO FIJO:	61
NOTA N°13 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS:	64
NOTA N°14 - OTROS ACTIVOS:	67
NOTA N°15 - DEPÓSITOS Y OTRAS CAPTACIONES:	68
NOTA N°16 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES:	69
NOTA N°17 - VENCIMIENTO DE ACTIVOS Y PASIVOS:	74
NOTA N°18 - OTROS PASIVOS:	76
NOTA N°19 - CONTINGENCIAS Y COMPROMISOS:	77
NOTA N°20 - REQUERIMIENTOS DE CAPITAL (BASILEA):	79
NOTA N°21 - INTERÉS NO CONTROLADOR:	81
NOTA N°22 - INTERESES Y REAJUSTES:	83
NOTA N°23 - COMISIONES:	85
NOTA N°24 - RESULTADOS DE OPERACIONES FINANCIERAS:	86
NOTA N°25 - RESULTADO NETO DE CAMBIO:	86
NOTA N°26 - PROVISIONES POR RIESGO DE CRÉDITO:	87
NOTA N°27 - REMUNERACIONES Y GASTOS DEL PERSONAL:	88
NOTA N°28 - GASTOS DE ADMINISTRACIÓN:	89
NOTA N°29 - DEPRECIACIONES Y AMORTIZACIONES:	90
NOTA N°30 - OTROS INGRESOS Y GASTOS OPERACIONALES:	91
NOTA N°31 - OPERACIONES CON PARTES RELACIONADAS:	93
NOTA N°32 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS:	98
NOTA N°33 - HECHOS POSTERIORES:	102

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS INTERMEDIOS DE SITUACIÓN FINANCIERA CONSOLIDADOS
Por los periodos terminados al

		Al 31 de	Al 31 de
		Marzo de	Diciembre de
		2010	2009
	NOTA	MM$	MM$

ACTIVOS
Efectivo y depósitos en bancos	5	1.526.810	2.043.458
Operaciones con liquidación en curso	5	345.521	468.134
Instrumentos para negociación	6	877.884	798.539
Contratos de retrocompra y préstamos de valores		3.679	14.020
Contratos de derivados financieros	7	1.465.832	1.393.878
Adeudado por bancos	8	47.738	23.370
Créditos y cuentas por cobrar a clientes	9	13.669.507	13.378.379
Instrumentos de inversión disponibles para la venta	10	1.572.839	1.830.090
Instrumentos de inversión hasta el vencimiento	10	-	-
Inversiones en sociedades		7.095	7.417
Intangibles	11	72.290	77.260
Activo fijo	12	179.981	184.122
Impuestos corrientes	13	4.649	4.541
Impuestos diferidos	13	103.186	95.229
Otros activos	14	572.698	452.559
TOTAL ACTIVOS		20.449.709	20.770.996

PASIVOS
Depósitos y otras obligaciones a la vista	15	3.890.230	3.533.534
Operaciones con liquidación en curso	5	197.908	275.474
Contratos de retrocompra y préstamos de valores		762.703	1.114.605
Depósitos y otras captaciones a plazo	15	6.818.939	7.175.257
Contratos de derivados financieros	7	1.358.323	1.348.906
Obligaciones con bancos		2.005.763	2.046.790
Instrumentos de deuda emitidos	16	2.872.100	2.924.676
Otras obligaciones financieras	16	174.497	146.911
Impuestos corrientes	13	74.440	63.831
Impuestos diferidos	13	1.650	3.380
Provisiones		266.699	186.121
Otros pasivos	18	313.411	263.396

TOTAL PASIVOS		18.736.663	19.082.881

PATRIMONIO

Atribuible a propietarios del Banco:		1.683.104	1.658.316
Capital		891.303	891.303
Reservas		51.539	51.539
Cuentas de valoración		(32.620)	(26.804)
Utilidades retenidas		772.882	742.278
Utilidades retenidas de ejercicios anteriores		818.885	440.401
Utilidad (pérdida) del ejercicio		119.104	431.253
Menos: Provisión para dividendos mínimos		(165.107)	(129.376)
Interés no controlador	21	29.942	29.799

TOTAL PATRIMONIO		1.713.046	1.688.115

TOTAL PASIVOS Y PATRIMONIO		20.449.709	20.770.996

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS INTERMEDIOS CONSOLIDADOS DE RESULTADOS
Por los periodos terminados al

		Al 31 de Marzo de
		2010	2009
	NOTA	MM$	MM$

RESULTADOS OPERACIONALES

Ingresos por intereses y reajustes	22	321.238	246.791
Gastos por intereses y reajustes	22	(91.840)	(59.518)

Ingreso neto por intereses y reajustes		229.398	187.273

Ingresos por comisiones	23	79.159	77.163
Gastos por comisiones	23	(16.808)	(15.532)

Ingreso neto de comisiones		62.351	61.631

Utilidad neta de operaciones financieras	24	52.092	19.429
Utilidad (pérdida) de cambio neta	25	(22.519)	49.386
Otros ingresos operacionales	30	6.065	2.498

Total Ingresos operacionales		327.387	320.217

Provisiones por riesgo de crédito	26	(70.187)	(90.934)

INGRESO OPERACIONAL NETO		257.200	229.283

Remuneraciones y gastos del personal	27	(55.589)	(54.394)
Gastos de administración	28	(36.053)	(33.448)
Depreciaciones y amortizaciones	29	(12.341)	(10.446)
Deterioro	12	(16)	-
Otros gastos operacionales	30	(12.556)	(35.531)

Total Gastos operacionales		(116.555)	(133.819)

RESULTADO OPERACIONAL		140.645	95.464

Resultado por inversiones en sociedades		120	326

Resultado antes de impuesto a la renta		140.765	95.790

Impuesto a la renta	13	(21.760)	(16.259)

UTILIDAD CONSOLIDADA DEL EJERCICIO		119.005	79.531

Atribuible a:
Propietarios del Banco		119.104	76.652
Interés no controlador	21	(99)	2.879

Utilidad por acción atribuible a propietarios del Banco:
(expresada en pesos)
Utilidad básica		0,632	0,407
Utilidad diluida		0,632	0,407

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS INTERMEDIOS CONSOLIDADOS DE RESULTADOS INTEGRALES
Por los periodos terminados al

		Al 31 de Marzo de
		2010	2009
	NOTA	MM$	MM$

UTILIDAD CONSOLIDADA DEL EJERCICIO		119.005	79.531

OTROS RESULTADOS INTEGRALES

Instrumentos de inversión disponibles para la venta	10	7.578	20.858
Coberturas de flujo de efectivo	7	(14.645)	(20.588)

Otros resultados integrales antes de impuesto a la renta		(7.067)	269

Impuesto a la renta relacionado con otros resultados integrales	13	1.201	(47)

Total de otros resultados integrales		(5.866)	223

RESULTADOS INTEGRALES CONSOLIDADOS DEL EJERCICIO		113.139	79.754

Atribuible a :
Propietarios del Banco		113.288	76.348
Interés no controlador	21	(149)	3.406

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS INTERMEDIOS DE CAMBIOS EN EL PATRIMONIO
Por los periodos terminados al 31 de Marzo de 2010 y 2009 (en millones de pesos)

		RESERVAS		CUENTAS DE VALORACIÓN			UTILIDADES RETENIDAS
							Utilidades
		Reservas y otras					retenidas de			Total atribuible a
		utilidades	Fusión de sociedades bajo	Instrumentos de Inversión	Coberturas de	Impuesto a la	ejercicios	Utilidades del	Provisión para	propietarios del	Interés no	TOTAL
	Capital	retenidas	control común	Disponibles para la Venta	Flujo de Efectivo	renta	anteriores	ejercicio	dividendo mínimo	Banco	controlador	PATRIMONIO

Patrimonio al 31 de Diciembre 2008	891.303	53.763	(2.224)	(19.972)	10.873	1.547	237.788	415.055	(98.444)	1.489.689	25.879	1.515.568
Distribución resultado ejercicio anterior	-		-	-	-	-	415.055	(415.055)	-	-	-	-
Patrimonio al 01 de Enero 2009	891.303	53.763	(2.224)	(19.972)	10.873	1.547	652.843	-	(98.444)	1.489.689	25.879	1.515.568
Dividendos / Retiros realizados	-	-	-	-	-	-	-	-	-	-		-
Reposición corrección monetaria 2008	-	-	-				-			-	-	-
Otros movimientos patrimoniales	-	-	-	-	-	-	(2)	-	-	(2)	(882)	(884)
Provisión para dividendos mínimos	-	-	-	-	-	-	-	-	(22.995)	(22.995)	-	(22.995)
Subtotal	-	-	-	-	-	-	(2)	-	(22.995)	(22.997)	(882)	(23.879)

Otros resultados integrales	-	-	-	20.222	(20.588)	62	-	-	-	(304)	527	223
Resultado del ejercicio	-	-	-	-	-	-	-	76.652	-	76.652	2.879	79.531

Subtotal	-	-	-	20.222	(20.588)	62	-	76.652	-	76.348	3.406	79.754

Patrimonio al 31 de Marzo 2009	891.303	53.763	(2.224)	250	(9.715)	1.609	652.841	76.652	(121.439)	1.543.040	28.403	1.571.443

Patrimonio al 31 de Diciembre 2009	891.303	53.763	(2.224)	(29.132)	(3.162)	5.490	440.401	431.253	(129.376)	1.658.316	29.799	1.688.115
Distribución resultado ejercicio anterior	-	-	-	-	-	-	431.253	(431.253)	-	-	-	-
Subtotal	891.303	53.763	(2.224)	(29.132)	(3.162)	5.490	871.654	-	(129.376)	1.658.316	29.799	1.688.115
Cambios normativos (Nota 02)	-	-	-	-	-	-	(52.662)	-	-	(52.662)	-	(52.662)
Patrimonio al 01 de Enero 2010	891.303	53.763	(2.224)	(29.132)	(3.162)	5.490	818.992	-	(129.376)	1.605.654	29.799	1.635.453

Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	-	-
Dividendos / Retiros realizados	-	-	-	-	-	-	-	-	-	-	-	-
Otros movimientos patrimoniales	-	-	-		-	-	(107)	-	-	(107)	292	185
Provisión para dividendos mínimos	-	-	-	-	-	-	-	-	(35.731)	(35.731)	-	(35.731)
Subtotal	-	-	-	-	-	-	(107)	-	(35.731)	(35.838)	292	(35.546)

Otros resultados integrales	-	-	-	7.638	(14.645)	1.191	-	-	-	(5.816)	(50)	(5.866)
Resultado del ejercicio	-	-	-	-	-	-	-	119.104	-	119.104	(99)	119.005
Subtotal	-	-	-	7.638	(14.645)	1.191	-	119.104	-	113.288	(149)	113.139

Patrimonio al 31 de Marzo 2010	891.303	53.763	(2.224)	(21.494)	(17.807)	6.681	818.885	119.104	(165.107)	1.683.104	29.942	1.713.046

	Resultado atribuible a	Destinado a reservas o				Dividendo por acción
Periodo	propietarios del Banco	utilidades retenidas	Destinado a dividendos	Porcentaje distribuido	N° de Acciones	(en pesos)

-Año 2008 (Junta Accionistas Abril 2009)	328.146	114.851	213.295	65%	188.446.126.794	1,132

A la fecha en la cual están referidos los presentes estados financieros no se han materializados distribuciones de dividendos, sin embargo, sólo para efectos referenciales, se ha incluido la distribución de dividendos aprobada por la Junta de Accionista en abril 2009.

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS INTERMEDIOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
Por los periodos terminados al

		Al 31 de Marzo de
		2010	2009
	NOTA	MM$	MM$
A - FLUJOS DE EFECTIVO DE LAS ACTIVIDADES DE OPERACION:
UTILIDAD CONSOLIDADA ANTES DE IMPUESTO A LA RENTA		140.765	95.790
Cargos (abonos) a resultados que no significan movimiento de efectivo		(237.590)	(189.156)
Depreciaciones y amortizaciones	29	12.341	10.446
Deterioro de activo fijo	12	16	-
Provisiones por activos riesgosos	26	78.160	99.831
Provision ajuste a valor de mercado de inversiones		(29.927)	(41.709)
Utilidad por inversiones en sociedades		(120)	(326)
Utilidad en venta de bienes recibidos en pago	30	864	(1.103)
Utilidad en venta de participacion en otras sociedades	30	-	482
Utilidad en venta de activos fijos	30	(148)	(115)
Castigo de bienes recibidos en pago	30	1.147	969
Ingresos netos por intereses	22	(229.398)	(187.273)
Ingresos netos comisiones	23	(62.351)	(61.631)
Cambios en los activos y pasivos por impuestos diferidos	13	(8.174)	(8.727)
Aumento/disminución de activos y pasivos de operación		(452.568)	274.331
Disminución (aumento) de créditos y cuentas por cobrar a clientes		(332.990)	607.435
Disminución (aumento) de inversiones financieras		208.302	544.798
Disminución (aumento) por contratos de retrocompra (activos)		(14.861)	7.007
Disminución (aumento) de adeudados por bancos		(24.368)	47.691
Disminución de bienes recibidos o adjudicados en pago		3.714	6.818
Aumento de acreedores en cuentas corrientes		257.057	227.790
Aumento (disminución) de depósitos y otras captaciones a plazo		(345.565)	(1.025.182)
Aumento de obligaciones con bancos del país		(26.301)	252.060
Aumento (disminución) de otras obligaciones a la vista o a plazo		25.034	(68.769)
Aumento de obligaciones con bancos del exterior		(18.199)	(251.410)
Disminución de obligaciones con el Banco Central de Chile		(628)	(999)
Aumento por contratos de retrocompra (pasivos)		(384.789)	(271.867)
Disminución de otros pasivos de corto plazo		15.118	(10.399)
Aumento neto de otros activos y pasivos		(89.614)	7.063
Emisión de letras de crédito		-	-
Rescate de letras de crédito		(23.873)	(18.176)
Emisión de bonos corrientes		112.346	113.822
Rescate de bonos corrientes y pago de intereses		(7.748)	(7.884)
Intereses y reajustes percibidos		245.673	121.280
Intereses y reajustes pagados		(76.169)	(38.567)
Dividendos recibidos de inversiones en sociedades		214	211
Comisiones percibidas	23	64.652	64.645
Comisiones pagadas	23	(17.813)	(16.777)
Impuestos a la renta	13	(21.760)	(16.259)
Total flujos originados por actividades operacionales		(549.393)	180.965

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS INTERMEDIOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
Por los periodos terminados al

		Al 31 de Marzo de
		2010	2009
	NOTA	MM$	MM$

B - FLUJOS DE EFECTIVO DE LAS ACTIVIDADES DE INVERSIÓN:
Adquisiciones de activos fijos	12	(1.127)	(1.514)
Enajenaciones de activos fijos		669	1.157
Adquisiciones de inversiones en sociedades		-	-
Enajenaciones de inversiones en sociedades		-	164
Adquisiciones de activos intangibles	11	(1.980)	(406)
Total flujos originados por actividades de inversión		(2.438)	(599)
C - FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE FINANCIAMIENTO:
Originados por actividades de financiamiento de tenedores patrimoniales		(9.864)	(7.937)
Aumento de otras obligaciones		-	-
Emisión de bonos subordinados		-	6.313
Rescate de bonos subordinados y pago de intereses		(9.864)	(14.250)
Dividendos pagados		-	-
Originados por actividades de financiamiento de los minoritarios		-	(25)
Aumentos de capital		-	-
Dividendos y/o retiros pagados		-	(25)
Total flujos originados por actividades de finaciamiento		(9.864)	(7.962)
D - VARIACION EFECTIVO Y EFECTIVO EQUIVALENTE DURANTE EL PERIODO		(561.695)	172.404
E - EFECTIVO INICIAL DE EFECTIVO Y EFECTIVO EQUIVALENTE		2.236.118	1.048.264
SALDO FINAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	5	1.674.423	1.220.668

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°01 - PRINCIPALES CRITERIOS CONTABLES UTILIZADOS:

Información Corporativa

Banco Santander Chile (ex–Banco Santiago) es una sociedad anónima bancaria, organizada bajo las leyes de la República de Chile, domiciliada en calle Bandera N°140, piso 1, que provee una amplia gama de servicios bancarios generales a sus clientes, que son desde personas a grandes corporaciones. Banco Santander Chile y sus afiliadas (conjuntamente referidas más adelante como “Banco” o “Banco Santander Chile”) ofrecen servicios bancarios comerciales y de consumo, además de otros servicios, incluyendo factoring, recaudaciones, leasing, valores y corretaje de seguros, fondos mutuos y administración de fondos de inversión e inversiones bancarias.

Con fecha 18 de Julio de 2002 se celebró la Junta Extraordinaria de Accionistas de Banco Santiago, cuya acta se redujo a escritura pública con fecha 19 de Julio de 2002, en la Notaría de Santiago de doña Nancy de la Fuente Hernández, en la cual se acordó la fusión de Banco Santander Chile con Banco Santiago, mediante la incorporación del primero a este último, adquiriendo éste los activos y pasivos de aquél, y se acordó además la disolución anticipada de Banco Santander Chile y el cambio de nombre de Banco Santiago a Banco Santander Chile. Dicho cambio fue autorizado por Resolución N° 79 de la Superintendencia de Bancos e Instituciones Financieras, dictada con fecha 26 de Julio del 2002, publicada en el Diario Oficial el día 01 de Agosto de 2002 e inscrita a fojas 19.992 número 16.346 del año 2002 en el Registro de Comercio del Conservador de Bienes Raíces de Santiago.

Además de las reformas a los estatutos anteriormente enunciados, éstos han sido modificados en diversas oportunidades, siendo la última modificación la acordada en Junta Extraordinaria de Accionistas celebrada el 24 de Abril de 2007, cuya acta se redujo a escritura pública el 24 de Mayo de 2007 en la Notaría de Nancy de la Fuente Hernández. Esta reforma se aprobó por Resolución N° 61 del 6 de Junio de 2007 de la Superintendencia de Bancos e Instituciones Financieras. Un extracto de ella y de la resolución se publicaron en el Diario Oficial del 23 de Junio de 2007 y se inscribieron en el Registro de Comercio de 2007 a fojas 24.064 número 17.563 del citado Conservador.

Por medio de esta última reforma Banco Santander Chile, de acuerdo con sus estatutos y a lo aprobado por la Superintendencia de Bancos e Instituciones Financieras, también podrá usar los nombres Banco Santander Santiago o Santander Santiago o Banco Santander o Santander.

a)	Bases de preparación

Los presentes Estados Financieros Intermedios Consolidados han sido preparados de acuerdo al Compendio de Normas Contables emitido por la Superintendencia de Bancos e Instituciones Financieras (SBIF), organismo fiscalizador que de acuerdo al Artículo 15 de la Ley General de Bancos establece que, de acuerdo a las disposiciones legales, los bancos deben utilizar los criterios contables dispuestos por esa Superintendencia y en todo aquello que no sea tratado por ella si no se contrapone con sus instrucciones, deben ceñirse a los criterios contables de general aceptación, que corresponden a las normas técnicas emitidas por el Colegio de Contadores de Chile AG. (aprobadas por el Consejo Nacional en su sesión del 21 de Diciembre de 2009, emitiendo actualizaciones a los Boletines Técnicos N°79 y N°80), coincidentes con los estándares internacionales de contabilidad e información financiera (IFRS, por sus siglas en inglés) acordados por el International Accounting Standards Board (IASB). En caso de existir discrepancias entre los principios contables y los criterios contables emitidos por la SBIF (Compendio de Normas Contables) primarán estos últimos.

Los estados financieros correspondientes al ejercicio terminado al 31 de Diciembre de 2008, han sido los primeros elaborados de acuerdo al Compendio de Normas Contables. Esta normativa incorpora los siguientes aspectos relevantes:

-	Importantes cambios en las políticas contables, criterios de valoración y formas de presentación de los estados financieros.
-	Un incremento significativo de la información facilitada en las notas a los estados financieros.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Las notas a los estados financieros contienen información adicional a la presentada en los Estados Intermedios de Situción Financiera Consolidados, en los Estados Intermedios Consolidados de Resultados, Estados Intermedios Consolidados de Resultados Integrales, Estado Intermedio de Cambios en el Patrimonio y en los Estados Intermedios Consolidados de Flujos de Efectivo. En ellas se suministran descripciones narrativas o desagregación de tales estados en forma clara, relevante, fiable y comparable.

b)	Bases de preparación de los Estados Financieros Intermedios Consolidados

Los Estados Financieros Intermedios Consolidados, comprenden la preparación los estados financieros separados (individuales) del Banco y de las diversas sociedades que participan en la consolidación al 31 de Marzo de 2010, 31 de Diciembre de 2009 y al 31 de Marzo de 2009, e incluyen los ajustes y reclasificaciones necesarios para homogenizar las políticas contables y criterios de valoración, aplicados por el Banco, de acuerdo a las normas establecidas por el Compendio de Normas Contables emitido por la SBIF.

Los presentes Estados Financieros Intermedios, han sido preparados de acuerdo a las instrucciones descritas en el Capítulo C-2 del Compendio de Normas Contables, que autoriza explícitamente a preparar los estados financieros intermedios de acuerdo con la NIC 34. De acuerdo con NIC 34, se presentan notas explicativas seleccionadas con la intención de poner énfasis en las nuevas actividades, sucesos y circunstancias, y por tanto no se duplica la información publicada previamente.

Entidades controladas (dependientes)

Se consideran “controladas” aquellas sociedades sobre las que el Banco tiene capacidad para ejercer control, capacidad que se manifiesta, en general, aunque no únicamente por la propiedad, directa o indirecta, de al menos el 50% de los derechos sociales de las entidades participadas, aún siendo inferior o nulo este porcentaje si, como consecuencia de acuerdos con accionistas de las mismas, se otorga al Banco dicho control. Se entiende por control el poder de influir significativamente sobre las políticas financieras y operativas de una entidad con el fin de obtener beneficios de sus actividades.

Los estados financieros de las sociedades dependientes son consolidados con los del Banco mediante el método de integración global (línea a línea). De acuerdo a esto, todos los saldos y transacciones entre las sociedades consolidadas se eliminan a través del proceso de consolidación.

Adicionalmente, la participación de terceros en el patrimonio del Banco Consolidado es presentado como “Interés no controlador” en el Estado Intermedio de Situación Financiera Consolidado. Su participación en las utilidades del año es presentada como “Utilidad atribuible a interés no controlador” en el Estado Intermedio Consolidado de Resultados.

La siguiente tabla muestra las entidades sobre las cuales el Banco tiene la capacidad de ejercer control, por lo tanto forman parte del perímetro de su consolidación:

	Porcentaje de Participación
	Al 31 de Marzo de			Al 31 de Diciembre de			Al 31 de Marzo de
	2010			2009			2009
	Directo	Indirecto	Total	Directo	Indirecto	Total	Directo	Indirecto	Total
Sociedades dependientes	%	%	%	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	99,75	0,01	99,76	99,75	0,01	99,76	99,75	0,01	99,76
Santander S.A. Corredores de Bolsa	50,59	0,41	51,00	50,59	0,41	51,00	50,59	0,41	51,00
Santander Asset Management S.A. Administradora General de Fondos	99,96	0,02	99,98	99,96	0,02	99,98	99,96	0,02	99,98
Santander S.A. Agente de Valores	99,03	-	99,03	99,03	-	99,03	99,03	-	99,03
Santander S.A. Sociedad Securitizadora	99,64	-	99,64	99,64	-	99,64	99,64	-	99,64
Santander Servicios de Recaudación y Pagos Limitada	99,90	0,10	100,00	99,90	0,10	100,00	99,90	0,10	100,00

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Entidades Asociadas

Las entidades asociadas son aquellas entidades sobre las que el Banco tiene capacidad para ejercer una influencia significativa, aunque no control o control conjunto. Habitualmente, esta capacidad se manifiesta en una participación igual o superior al 20% de los derechos de voto de la entidad y se valorizan por el “método de participación”.

Las siguientes entidades son consideradas “Entidades asociadas”, en las cuales el Banco tiene participación y son reconocidas a través del método de participación:

	Porcentaje de Participación
Entidades Asociadas	Al 31 de Marzo de	Al 31 de Diciembre de	Al 31 de Marzo de
	2010	2009	2009
Redbank S.A.	33,42%	33,42%	33,42%
Transbank S.A.	32,71%	32,71%	32,71%
Centro de Compensación Automatizado	33,33%	33,33%	33,33%
Sociedad Interbancaria de Depósito de Valores S.A.	29,28%	29,28%	29,28%
Cámara Compensación de Alto Valor S.A.	11,52%	11,52%	11,52%
Administrador Financiero del Transantiago S.A.	20,00%	20,00%	20,00%
Sociedad Nexus S.A.	12,90%	12,90%	12,90%

Entidades de Propósito Especial

De acuerdo al Compendio de Normas Contables, el Banco debe analizar constantemente su perímetro de consolidación, teniendo presente que el criterio fundamental a considerar es el grado de control que posea el Banco sobre una determinada entidad y no su porcentaje de participación en el patrimonio.

Específicamente, según lo estipulado por la Norma Internacional de Contabilidad N°27 (NIC 27) y el Standard Interpretations Comittee N°12 (SIC 12) emitidas por el IASB, el Banco debe evaluar la existencia de Entidades de Propósito Especial (EPE’s), las cuales deben ser incluidas en el perímetro de consolidación, siendo sus principales características las siguientes:

•	Las actividades de las EPEs han sido dirigidas, en esencia, en nombre de la entidad que presenta los Estados Financieros Intermedios Consolidados y de acuerdo a sus necesidades específicas de negocio.
•
Se poseen los poderes de decisión necesarios para obtener la mayoría de los beneficios de las actividades de esas entidades y los derechos para obtener la mayoría de los beneficios u otras ventajas de dichas entidades.

•	En esencia, la entidad retiene para sí, la mayoría de los riesgos inherentes a la propiedad o residuales a la EPE o a sus activos, con el fin de obtener los beneficios de sus actividades.

Esta evaluación, está basada en métodos y procedimientos que tienen en consideración los riesgos y beneficios retenidos por el Banco, para lo cual se toman en consideración todos los elementos relevantes entre los que se encuentran las garantías otorgadas o las pérdidas asociadas al cobro de los correspondientes activos que retiene el Banco. Producto de esta evaluación, el Banco concluyó que ejercía control sobre un número determinado de entidades, siendo éstas las siguientes:

- Santander Gestión de Recaudación y Cobranza Limitada.
- Multinegocios S.A.
- Servicios Administrativos y Financieros Limitada.
- Fiscalex Limitada.
- Multiservicios de Negocios Limitada.
- Bansa Santander S.A.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

A principios del año 2009, la sociedad Multimedios S.A., realizó un cambió en su giro de negocios, lo que generó que sus ingresos ya no dependieran en gran medida de las operaciones realizadas con el Banco. Producto de ello, se determinó que el Banco ya no ejercía control sobre ella, debiendo excluirla del perímetro de consolidación a partir de Marzo de 2009.

Inversiones en otras sociedades

En este rubro son presentadas aquellas entidades en las cuáles el Banco no posee control ni influencia significativa. Estas participaciones son presentadas al valor de compra (coste histórico).

c)	Interés no controlador

El interés no controlador representa la porción de las pérdidas y ganancias y los activos netos, de los cuales, directa o indirectamente, el Banco no es dueño. Es presentado separadamente dentro del Estado Intermedio Consolidado de Resultados, y dentro del patrimonio en el Estado Intermedio de Situación Financiera Consolidado, separadamente del patrimonio de los accionistas.

En el caso de las Entidades de Propósito Especial (EPE), el 100% de su Resultado y Patrimonio es presentado en Interés no controlador, debido a que el Banco solamente tiene control sobre éstas, pero no posee participación.

d)	Segmentos de operación

El Banco revela por separado la información sobre cada uno de los segmentos de explotación que:

i.	haya identificado
ii.	exceda de los umbrales cuantitativos fijados de un segmento

Con frecuencia, los segmentos de operación con características económicas similares muestran un rendimiento financiero a largo plazo que es similar. Pueden agregarse dos o más segmentos de operación en uno sólo cuando la agregación resulte coherente con el principio básico de la Norma Internacional de Información Financiera (NIIF) 8 y los segmentos tengan características económicas parecidas y sean similares en cada uno de los siguientes aspectos:

i.	la naturaleza de los productos y servicios;
ii.	la naturaleza de los procesos de producción;
iii.	el tipo o categoría de clientes a los que se destinan sus productos y servicios;
iv.	los métodos usados para distribuir sus productos o prestar servicios; y
v.	si fuera aplicable, la naturaleza del marco normativo, por ejemplo, bancario, de seguros, o de servicios públicos.

El Banco informa por separado sobre cada uno de los segmentos de operación que alcance alguno de los siguientes umbrales cuantitativos:

i.
Sus ingresos de las actividades ordinarias informados, incluyendo tanto las ventas a clientes externos como las ventas o transferencias ínter segmentos, son iguales o superiores al 10 por ciento de los ingresos de las actividades ordinarias combinadas, internos y externos, de todos los segmentos de operación.

ii.
El importe absoluto de sus resultados informados es, en términos absolutos, igual o superior al 10 por ciento del importe que sea mayor entre (i) la ganancia combinada informada por todos los segmentos de operación que no hayan presentado pérdidas; (ii) la pérdida combinada informada por todos los segmentos de operación que hayan presentado pérdidas.

iii.	Sus activos son iguales o superiores al 10 por ciento de los activos combinados de todos los segmentos de operación.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Los segmentos de operación que no alcancen ninguno de los umbrales cuantitativos se podrán considerar segmentos sobre los que debe informarse, en cuyo caso se revelará la información separada sobre los mismos, si la dirección estima que ella podría ser útil para los usuarios de los estados financieros.

La información relativa a otras actividades de negocio a los segmentos de operación sobre los que no deba informarse se combina y se revela dentro de la categoría “Otros”.

De acuerdo a la información presentada, los segmentos del Banco se derivaron producto de las siguientes definiciones:

Segmento de Operación: Un segmento de operación es un componente de una unidad que:

i.	Contrata actividades de negocio de las cuales puede ganar ingresos e incurrir en gastos (incluyendo ingresos y gastos de transacciones con otros componentes de la misma entidad);
ii.	Sus resultados operacionales son regularmente revisados por el administrador de la entidad, quien toma decisiones acerca de los recursos designados al segmento y evalúa su rendimiento y
iii.	en relación con el cual se dispone de información financiera diferenciada.

e)	Moneda funcional y de presentación

El Banco, de acuerdo a la aplicación de la Norma Internacional de Contabilidad N°21 (NIC 21), ha definido como moneda funcional y de presentación el Peso Chileno, que es la moneda del entorno económico primario en el cual opera el Banco, además obedece a la moneda que influye en la estructura de costos e ingresos.

Por lo tanto, todos los saldos y transacciones denominados en otras monedas diferentes al Peso Chileno son considerados como “moneda extranjera”.

f)	Transacciones en moneda extranjera

De acuerdo al Nuevo Compendio de Normas Contables y de acuerdo con la NIC 29 “Información Financiera en Economías Hiperinflacionarias”, la corrección monetaria es aplicada solamente cuando la moneda funcional de la entidad es una moneda correspondiente a una economía hiperinflacionaria (entendida como una economía con 100% de inflación en 3 años). De acuerdo a la realidad de la economía chilena, ésta no cumple los requerimientos previamente descritos, por lo tanto, no es necesario para el Banco aplicar corrección monetaria.

Por otra parte, el Banco otorga préstamos y recibe depósitos en montos denominados en monedas extranjeras, principalmente en Dólares Americanos. Los activos y pasivos denominados en moneda extranjera, solamente mantenidos por el Banco, son convertidos a Pesos Chilenos al tipo de cambio de mercado publicado por Reuters a las 1:30 p.m. del último día hábil del mes, el cual asciende a $ 524,75 por US$ 1 al 31 de Marzo de 2010 ($ 507,25 por US$ 1 al 31 de Diciembre de 2009 y de $ 584,50 por US$ 1 al 31 de Marzo de 2009). Las filiales contabilizan sus posiciones en moneda extranjera al tipo de cambio observado informado por el Banco Central de Chile definido al cierre de las operaciones del último día hábil del mes, el cual asciende a $524,46 por US$ 1 al 31 de Marzo de 2010 ($ 507,10 por US$ 1 al 31 de Diciembre de 2009 y de $ 483,26 por US$ 1 al 31 de Marzo de 2009).

Considerando que el uso de estos tipos de cambios no causa diferencias significativas, se ha mantenido tales criterios en los Estados Financieros Intermedios Consolidados.

El monto de las ganancias y pérdidas netas de cambio incluye el reconocimiento de los efectos de las variaciones en el tipo de cambio que tienen activos y pasivos denominados en monedas extranjeras y las ganancias o pérdidas por cambio de actuales y futuras transacciones tomadas por el Banco.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

g)	Definiciones y clasificaciones de instrumentos financieros

i. Definiciones

Un “Instrumento financiero” es cualquier contrato que aumenta un activo financiero de una entidad y, simultáneamente, a un pasivo financiero o instrumento de capital de otra entidad.

Un “Instrumento de capital” o de “patrimonio neto” es un negocio jurídico que evidencia una participación residual en los activos de la entidad que lo emite una vez deducidos todos sus pasivos.

Un “Derivado financiero” es un instrumento financiero cuyo valor cambia como respuesta a los cambios en una variable observable de mercado (tal como un tipo de interés, de cambio, el precio de un instrumento financiero o un índice de mercado, incluyendo las calificaciones crediticias), cuya inversión inicial es muy pequeña en relación a otros instrumentos financieros con respuesta similar a los cambios en las condiciones de mercado y que se liquida, generalmente, en una fecha futura.

Los “Instrumentos financieros híbridos” son contratos que incluyen simultáneamente un contrato principal diferente de un derivado junto con un derivado financiero, denominado derivado implícito, que no es individualmente transferible y que tiene el efecto de que algunos de los flujos de efectivo del contrato híbrido varían de la misma manera que lo haría el derivado implícito considerado aisladamente.

ii. Clasificación de los activos financieros a efectos de valoración

Los activos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los activos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-
Cartera de instrumentos para negociación (a valor razonable con cambios en los mismos registrados en el Estado Intermedio Consolidado de Resultados): Activos financieros adquiridos con el objeto de beneficiarse a corto plazo de las variaciones que experimenten sus precios. Dentro de esta agrupación se encuentra la cartera de instrumentos para negociación y los contratos de derivados financieros que no se consideran de cobertura contable.

-
Cartera de instrumentos de inversión disponibles para la venta: Valores representativos de deuda no clasificados como “inversión hasta el vencimiento”, “inversiones crediticias (créditos y cuentas por cobrar a clientes o adeudado por bancos)” o “a valor razonable con cambios en pérdidas y ganancias”. Los instrumentos de inversión disponibles para la venta son reconocidos inicialmente al costo, el cual incluye los costos de transacción. Los instrumentos disponibles para la venta son posteriormente valorados a su valor razonable según los precios de mercado o valorizaciones obtenidas del uso de modelos internos cuando corresponda. Las utilidades o pérdidas no realizadas originadas por el cambio en su valor razonable son reconocidas con cargo o abono a cuentas patrimoniales (“cuentas de valoración”). Cuando estas inversiones son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulado en patrimonio es traspasado al Estado Intermedio Consolidado de Resultados y se informa bajo “Utilidad neta de operaciones financieras”.

-
Cartera de instrumentos de inversión hasta el vencimiento: Valores representativos de deuda, que se negocien en un mercado activo, que tienen una fecha de vencimiento precisa y dan lugar a pagos en fecha y por cuantías fijas o predeterminables y sobre los que se tiene la intención y capacidad demostrada de mantenerlos hasta el vencimiento. Las inversiones hasta el vencimiento se registran a su valor de costo más intereses y reajustes devengados, menos las provisiones por deterioro constituidas cuando su monto registrado es superior al monto estimado de recuperación.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

-
Inversiones crediticias (créditos y cuentas por cobrar a clientes o adeudado por bancos): Corresponden al financiamiento concedido a terceros, de acuerdo con la naturaleza del mismo, sea cual sea la naturaleza del prestatario y la forma de financiamiento concedido. Se incluyen créditos y cuentas por cobrar a clientes, adeudado por bancos e incluso las operaciones de arrendamiento financiero en las que las sociedades consolidadas actúan como arrendadoras.

iii. Clasificación de activos financieros a efectos de presentación

Los activos financieros se incluyen, a efectos de su presentación, según su naturaleza en los estados financieros consolidados, en las siguientes partidas:

-
Efectivo y depósitos en bancos: Este rubro comprende el dinero en efectivo, las cuentas corrientes y los depósitos a la vista en el Banco Central de Chile y en otras entidades financieras del país y del exterior. Los montos colocados en operaciones overnight se seguirán informando en este rubro y en las líneas o ítems que correspondan. Si no se indica un ítem especial para esas operaciones, ellas se incluirán junto con las cuentas que se informan.

-
Operaciones con liquidación en curso: Este rubro comprende los valores de los documentos en canje y los saldos por operaciones realizadas que, de acuerdo con lo pactado, se difiere el pago de transacciones de compraventa de activos o la entrega de las divisas adquiridas.

-
Instrumentos para negociación: Comprende la cartera de instrumentos financieros para negociación y las inversiones en fondos mutuos que deben ser ajustadas a su valor razonable al igual que los instrumentos adquiridos para negociación.

-
Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables positivos. Incluye tanto los contratos independientes como los derivados que deben y pueden ser separados de un contrato anfitrión, sean estos de negociación o de cobertura contable, tal como se muestra en la Nota 07 de los Estados Intermedios de Situación  Financiera Consolidados.

-
Derivados de negociación: incluye el valor razonable en contra del Banco de los derivados financieros que no formen parte de coberturas contables, incluidos los derivados implícitos segregados de instrumentos financieros híbridos.

-
Derivados de cobertura: incluye el valor razonable en contra del Banco de los derivados designados como instrumentos de cobertura contable, incluidos los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-
Adeudado por bancos: En este rubro se presentan los saldos de las operaciones con bancos del país y del exterior, incluido el Banco Central de Chile, distintas de las que se reflejan en los rubros anteriores.

-
Créditos y cuentas por cobrar a clientes: Corresponden a las colocaciones por préstamos, son activos financieros no derivados con cobros fijos o determinados que no se encuentran cotizados en un mercado activo y que el Banco no tiene intención de vender inmediatamente o en el corto plazo. Cuando el Banco es el arrendador en un contrato de arrendamiento y, transfiere substancialmente todos los riesgos y beneficios incidentales sobre el activo arrendado, la transacción se presenta dentro de las colocaciones por préstamos.

-
Instrumentos de inversión: Son clasificados en dos categorías: inversiones hasta el vencimiento e instrumentos disponibles para la venta. La categoría de inversiones hasta el vencimiento incluye sólo aquellos instrumentos en que el Banco tiene la capacidad e intención de mantenerlos hasta su fecha de vencimiento. Los demás instrumentos de inversión se consideran como disponibles para la venta.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Los instrumentos de inversión son reconocidos inicialmente al costo, el cual incluye los costos de transacción. Los instrumentos disponibles para la venta son posteriormente valorados a su valor razonable según los precios de mercado o valorizaciones obtenidas del uso de modelos. Las utilidades o pérdidas no realizadas originadas por el cambio en su valor razonable son reconocidas con cargo o abono a cuentas patrimoniales. Cuando estas inversiones son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulado en patrimonio es traspasado al Estado Intermedio Consolidado de Resultados y se informa bajo “Utilidad neta de operaciones financieras”.

 Las inversiones hasta el vencimiento se registran a su valor de costo más intereses y reajustes devengados, menos las provisiones por deterioro constituidas cuando su monto registrado es superior al monto estimado de recuperación.

iv.	Clasificación de pasivos financieros a efectos de valoración

Los pasivos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los pasivos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-
Cartera de negociación (a valor razonable con cambios en pérdidas y ganancias): Pasivos financieros emitidos con el objetivo de beneficiarse a corto plazo de las variaciones que experimenten sus precios, los derivados financieros que no se consideran de cobertura contable y los pasivos financieros originados por la venta en firme de activos financieros adquiridos temporalmente o recibidos en préstamo (“posiciones cortas de valores”).

-
Pasivos financieros a costo amortizado: Pasivos financieros que no se incluyen en ninguna de las categorías anteriores y que responden a las actividades típicas de captación de fondos de las entidades financieras, cualquiera que sea su forma de instrumentalización y su plazo de vencimiento.

v.	Clasificación de pasivos financieros a efectos de presentación

Los pasivos financieros se incluyen, a efectos de su presentación según su naturaleza en los estados financieros consolidados, en las siguientes partidas:

-
Depósitos y otras obligaciones a la vista: En este rubro se incluyen todas las obligaciones a la vista, con excepción de las cuentas de ahorro a plazo, que por sus características especiales no se consideran a la vista. Se entiende que son obligaciones a la vista aquellas cuyo pago pudo ser requerido en el período, es decir, no se consideran a la vista aquellas operaciones que pasan a ser exigibles el día siguiente del cierre.

-	Operaciones con liquidación en curso: En este rubro se incluyen los saldos por operaciones de compra de activos que no se liquidan el mismo día y por venta de divisas que aún no se entregan.

-	Contratos de retrocompra y préstamos de valores: En este rubro se presentan los saldos correspondientes a las operaciones de venta de instrumentos con pacto y los préstamos de valores.

-	Depósitos y otras captaciones a plazo: En este rubro se presentan los saldos de las operaciones de captación en las cuales se ha establecido un plazo al cabo del cual se tornan exigibles.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

-
Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables negativos, sean estos de negociación o de cobertura contable, tal como lo demuestra la Nota 07.

-
Derivados de negociación: incluye el valor razonable en contra del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.

-
Derivados de cobertura: incluye el valor razonable en contra del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-	Obligaciones con bancos: Comprende las obligaciones con otros bancos del país, con bancos del exterior o con el Banco Central de Chile y que no fueron clasificadas en alguna definición anterior.

-	Instrumentos de deuda emitidos: Comprende tres rubros según se trate de obligaciones con letras de crédito, bonos subordinados o bonos corrientes.

-
Otras obligaciones financieras: En este rubro se incluyen las obligaciones crediticias con personas distintas de otros bancos del país o del exterior o del Banco Central de Chile, correspondientes a financiamientos u operaciones propias del giro.

h)	Valoración y registro de resultados de los activos y pasivos financieros

Generalmente, los activos y pasivos financieros se registran inicialmente por su valor razonable que, salvo evidencia en contrario, es el precio de la transacción. Para los instrumentos no valorados por su valor razonable con cambios en pérdidas y ganancias se ajusta con los costos de transacción. Posteriormente, y con ocasión de cada cierre contable, se procede a valorarlos de acuerdo con los siguientes criterios:

i.	Valoración de los activos financieros

Los activos financieros, excepto las inversiones crediticias y las inversiones a vencimiento se valoran a su “valor razonable” sin deducir ningún costo de transacción por su venta.

Se entiende por “valor razonable” de un instrumento financiero, en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes, en condiciones de independencia mutua e informadas en la materia, que actuasen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado activo, transparente y profundo (“precio de cotización” o “precio de mercado”).

Cuando no existe precio de mercado para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos y, en su defecto, a modelos de valoración suficientemente contrastados por la comunidad financiera internacional, teniéndose en consideración las peculiaridades específicas del instrumento a valorar y, muy especialmente, los distintos tipos de riesgo que el instrumento lleva asociado.

Todos los derivados se registran en el Estado Intermedio de Situación Financiera Consolidado por su valor razonable desde su fecha de contratación. Si su valor razonable es positivo se registrarán como un activo y si éste es negativo se registrarán como un pasivo. En la fecha de contratación se entiende que, salvo prueba en contrario, su valor razonable es igual al precio de la transacción. Los cambios en el valor razonable de los derivados desde la fecha de contratación se registran con contrapartida en el Estado Intermedio Consolidado de Resultados en el rubro “Utilidad neta de operaciones financieras”.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Concretamente, el valor razonable de los derivados financieros incluidos en las carteras de negociación se asimila a su cotización diaria y si, por razones excepcionales, no se puede establecer su cotización en una fecha dada, se recurre para valorarlos a métodos similares a los utilizados para valorar los derivados contratados en mercados no organizados.

El valor razonable de estos derivados se asimila a la suma de los flujos de caja futuros con origen en el instrumento, descontados a la fecha de la valoración (“valor actual” o “cierre teórico”), utilizándose en el proceso de valoración métodos reconocidos por los mercados financieros: “valor actual neto” o modelos de determinación de precios de opciones, entre otros métodos.

Las “Inversiones crediticias” y la “Cartera de instrumentos de inversión hasta el vencimiento” se valoran a su “costo amortizado”, utilizándose en su determinación el método del “tipo de interés efectivo”. Por “costo amortizado” se entiende el costo de adquisición de un activo o pasivo financiero corregido (en más o en menos, según sea el caso) por los reembolsos de principal y la parte imputada sistemáticamente al Estado Intermedio Consolidado de Resultados de la diferencia entre el costo inicial y el correspondiente valor de reembolso al vencimiento. En el caso de los activos financieros, el costo amortizado incluye, además, las correcciones a su valor motivadas por el deterioro que hayan experimentado. En las inversiones crediticias cubiertas en operaciones de cobertura de valor razonable se registran aquellas variaciones que se produzcan en su valor razonable relacionadas con el riesgo o con los riesgos cubiertos en dichas operaciones de cobertura.

El “tipo de interés efectivo” es el tipo de actualización que iguala exactamente el valor inicial de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tipo de interés fijo, el tipo de interés efectivo coincide con el tipo de interés contractual establecido en el momento de su adquisición más, en su caso, las comisiones y costos de transacción que, por su naturaleza, formen parte de su rendimiento financiero. En los instrumentos financieros a tipo de interés variable, el tipo de interés efectivo coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

Los instrumentos de capital cuyo valor razonable no pueda determinarse de forma suficientemente objetiva y los derivados financieros que tengan como activo subyacente estos instrumentos y se liquiden mediante entrega de los mismos se mantienen a su costo de adquisición, corregido, en su caso, por las pérdidas por deterioro que hayan experimentado.

Los importes por los que figuran registrados los activos financieros representan, en todos los aspectos significativos, el máximo nivel de exposición al riesgo de crédito del Banco en cada fecha de presentación de los estados financieros. El Banco cuenta, por otro lado, con garantías tomadas y otras mejoras crediticias para mitigar su exposición al riesgo de crédito, consistentes, fundamentalmente, en garantías hipotecarias, de instrumentos de capital y personales, bienes cedidos en leasing, activos adquiridos con pacto de retrocompra, préstamos de valores y derivados.

ii.	Valoración de los pasivos financieros

Los pasivos financieros se valoran generalmente a su costo amortizado, tal y como éste ha sido definido anteriormente, por los pasivos financieros designados como partidas cubiertas en coberturas de valor razonable (o como instrumentos de cobertura) que se valoran a su valor razonable.

iii.	Técnicas de valoración

Los instrumentos financieros a valor razonable y determinados por cotizaciones publicadas en mercados activos comprenden deuda pública, deuda privada, acciones, posiciones cortas de valores y renta fija emitida.

En los casos donde no puedan observarse cotizaciones, la Administración realiza su mejor estimación del precio que el mercado fijaría utilizando para ello sus propios modelos internos que utilizan en la mayoría de los casos datos basados en parámetros observables de mercado como inputs significativos y, en limitadas ocasiones, utilizan inputs significativos no observables en datos de mercado. Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado y técnicas de extrapolación.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

La mejor evidencia del valor razonable de un instrumento financiero en el momento inicial es el precio de la transacción, salvo que el valor de dicho instrumento pueda ser obtenido de otras transacciones realizadas en el mercado con el mismo o similar instrumento, o valorarse usando una técnica de valoración donde las variables utilizadas incluyan sólo datos observables en el mercado, principalmente tipos de interés.

Las principales técnicas usadas, al 31 de Marzo de 2010 y 2009, por los modelos internos del Banco para determinar el valor razonable de los instrumentos financieros son descritas a continuación:

i.
En la valoración de instrumentos financieros que permiten una cobertura estática (principalmente “forwards” y “swaps”) se emplea el método del “valor presente”. Los flujos de caja futuros esperados se descuentan empleando las curvas de tipos de interés de las correspondientes divisas. Por regla general, las curvas de tipos son datos observables en los mercados.

ii.
En la valoración de instrumentos financieros que requieren una cobertura dinámica (principalmente opciones estructuradas y otros instrumentos estructurados) se emplea, normalmente, el modelo de “Black-Scholes”. En su caso, se emplean inputs observables de mercado para obtener factores tales como el bid –offer dilusivo, tipos de cambio, volatilidad, correlación entre índices y liquidez del mercado.

iii.
En la valoración de determinados instrumentos financieros afectados por el riesgo de tipo de interés, tales como los futuros sobre tipos de interés, caps y floors, se utilizan el método del valor presente (futuros) y el modelo de “Black- Scholes” (opciones “plain vanilla”). Los principales inputs utilizados en estos modelos son principalmente datos observables en el mercado, incluyendo las correspondientes curvas de tipos de interés, volatilidades, correlaciones y tipos de cambio.

El valor razonable de los instrumentos financieros que se deriva de los modelos internos anteriores tiene en cuenta, entre otros, los términos de los contratos y datos observables de mercado, que incluyen tipos de interés, riesgo de crédito, tipos de cambio, cotizaciones de materias primas y acciones, volatilidad y prepagos. Los modelos de valoración no incorporan subjetividad significativa, dado que dichas metodologías pueden ser ajustadas y calibradas, en su caso, mediante el cálculo interno del valor razonable y su posterior comparación con el correspondiente precio negociado activamente.

iv.	Registro de resultados

Las variaciones del valor en libros de los activos y pasivos financieros se registran con contrapartida en el Estado Intermedio Consolidado de Resultados; diferenciándose entre las que tienen su origen en el devengo de intereses y reajustes (que se registran en los rubros Ingresos por intereses y reajustes o Gastos por intereses y reajustes, según proceda); y las que correspondan a otras causas. Estas últimas se registran, por su importe neto, en el rubro Utilidad neta de operaciones financieras.

En el caso de instrumentos de negociación, los ajustes por valor razonable, resultados por interés, ajustes por tasas, tales como las ganancias/pérdidas realizadas por negociación son incluidas en el Estado Intermedio Consolidado de Resultados en el rubro “Utilidad neta de operaciones financieras”.

Los ajustes por cambios en el valor razonable con origen en:

-
Los “Instrumentos financieros disponibles para la venta” se registran formando parte del patrimonio neto (Otros resultados integrales) consolidado del Banco hasta tanto no se produce la baja en el Estado Intermedio de Situación Financiera Consolidado del activo en el que tienen su origen, en cuyo momento se registran en el Estado Intermedio Consolidado de Resultados.

-
Las partidas cargadas o abonadas a los rubros “cuentas de valoración – Activos financieros disponibles para la venta” permanecen formando parte del patrimonio neto consolidado del Banco hasta que no se produce la baja en el Intermedio de Situación Financiera Consolidado del activo en el que tienen su origen, en cuyo momento se cancelan contra el Estado Intermedio Consolidado de Resultados.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

v.	Operaciones de cobertura

Las entidades consolidadas utilizan los derivados financieros para las siguientes finalidades:
i)	facilitar dichos instrumentos a los clientes que los solicitan en la gestión de sus riesgos de mercado y de crédito,
ii)	utilizarlos en la gestión de los riesgos de las posiciones propias de las entidades del Banco y de sus activos y pasivos (“derivados de cobertura”), y
iii)	para aprovechar en beneficio propio las alteraciones que experimenten estos derivados en su valor “(derivados de negociación)”.

Todo derivado financiero que no reúna las condiciones que permiten considerarlo como de cobertura se trata a efectos contables como un “derivado de negociación”.

Para que un derivado financiero se considere de cobertura, necesariamente tiene que:

1.	Cubrir uno de los siguientes tres tipos de riesgo:
a.
De variaciones en el valor de los activos y pasivos debidas a oscilaciones, entre otras, en el tipo de interés y/o tipo de cambio al que se encuentre sujeto la posición o saldo a cubrir (“cobertura de valores razonables”);

b.
De alteraciones en los flujos de efectivo estimados con origen en los activos y pasivos financieros, compromisos y transacciones altamente probables que se prevean llevar a cabo (“cobertura de flujos de efectivo”);

c.	La inversión neta en un negocio en el extranjero (“cobertura de inversiones netas en negocios en el extranjero”).

2.	Eliminar eficazmente algún riesgo inherente al elemento o posición cubierto durante todo el plazo previsto de cobertura, lo que implica que:
a.	En el momento de la contratación de la cobertura se espera que, en condiciones normales, ésta actúe con un alto grado de eficacia (“eficacia prospectiva”).
b.	Exista una evidencia suficiente de que la cobertura fue realmente eficaz durante toda la vida del elemento o posición cubierto (“eficacia retrospectiva”).

3.
 Haberse documentado adecuadamente que la contratación del derivado financiero tuvo lugar específicamente para servir de cobertura de determinados saldos o transacciones y la forma en que se pensaba conseguir y medir esa cobertura, siempre que esta forma sea coherente con la gestión de los riesgos propios que lleva a cabo el Banco.

Las diferencias de valoración de las coberturas contables se registran según los siguientes criterios:

a.
En las coberturas de valor razonable, las diferencias producidas tanto en los elementos de cobertura como en los elementos cubiertos (en lo que refiere al tipo de riesgo cubierto) se reconocen directamente en la cuenta del Estado Intermedio Consolidado de Resultados.

En las coberturas del valor razonable del riesgo de tipo de interés de una cartera de instrumentos financieros, las ganancias o pérdidas que surgen al valorar los instrumentos de cobertura se reconocen directamente en el Estado Intermedio Consolidado de Resultados, mientras que las ganancias o pérdidas debidas a variaciones en el valor razonable del importe cubierto (atribuibles al riesgo cubierto) se reconocen en el Estado Intermedio Consolidado de Resultados utilizando como contrapartida los rubros “Ajustes a activos financieros por macro coberturas” o “Ajustes a pasivos financieros por macro coberturas”, según proceda.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

b.
En las coberturas de los flujos de efectivo, la parte eficaz de la variación del valor del instrumento de cobertura se registra transitoriamente en el rubro de patrimonio “Ajustes por valoración – Coberturas de flujos de efectivo” hasta el momento en que ocurran las transacciones previstas, registrándose entonces en el Estado Intermedio Consolidado de Resultados, salvo que se incluya en el costo del activo o pasivo no financiero, en el caso de que las transacciones previstas terminen en el reconocimiento de activos o pasivos no financieros. La variación de valor de los derivados de cobertura por la parte ineficaz de la misma se registra directamente en el Estado Intermedio Consolidado de Resultados.

c.
Las diferencias en valoración del instrumento de cobertura correspondientes a la parte ineficiente de las operaciones de cobertura de flujos de efectivo se llevan directamente al Estado Intermedio Consolidado de Resultados, en “Resultado de operaciones financieras”.

Si un derivado asignado como de cobertura, bien por su finalización, por su inefectividad o por cualquier otra causa, no cumple los requisitos indicados anteriormente, a efectos contables, dicho derivado pasa a ser considerado como un “derivado de negociación”. Cuando la “cobertura de valores razonables” es discontinuada, los ajustes previamente registrados en el elemento cubierto se imputan a resultados utilizando el método del tipo de interés efectivo recalculado en la fecha que cesa de estar cubierto, debiendo estar completamente amortizado a su vencimiento.

Cuando se interrumpen las “coberturas de flujos de efectivo”, el resultado acumulado del instrumento de cobertura reconocido en “cuentas de valoración” de patrimonio neto (mientras la cobertura era efectiva) se continuará reconociendo en dicho capítulo hasta que la transacción cubierta ocurra, momento en el que se registrará en el Estado Intermedio Consolidado de Resultados, salvo que se prevea que no se va a realizar la transacción, en cuyo caso se registran inmediatamente en el Estado Intermedio Consolidado de Resultados.

vi.	Derivados implícitos en instrumentos financieros híbridos

Los derivados implícitos en otros instrumentos financieros o en otros contratos principales se registran separadamente como derivados cuando sus riesgos y características no están estrechamente relacionados con los de los contratos principales y siempre que dichos contratos principales no se encuentren clasificados en las categorías de “Otros activos (pasivos) financieros a valor razonable con cambios en pérdidas y ganancias” o como “Cartera de instrumentos para negociación”.

vii.	Compensación de instrumentos financieros

Los activos y pasivos financieros son objeto de compensación, es decir, de presentación en el Estado Intermedio de Situación Financiera Consolidado por su importe neto, sólo cuando las entidades dependientes tienen tanto el derecho, exigible legalmente, de compensar los importes reconocidos en los citados instrumentos, como la intención de liquidar la cantidad neta, o de realizar el activo y proceder al pago del pasivo de forma simultánea.

viii.	Baja de activos y pasivos financieros

El tratamiento contable de las transferencias de activos financieros está condicionado por el grado y la forma en que se traspasan a terceros los riesgos y beneficios asociados a los activos que se transfieren:

i.
Si los riesgos y beneficios se traspasan sustancialmente a terceros, caso de las ventas incondicionales, de las ventas con pacto de retrocompra por su valor razonable en la fecha de la retrocompra, de las ventas de activos financieros con una opción de compra adquirida o de venta emitida profundamente fuera de dinero, de las utilizaciones de activos en que las que el cedente no retiene financiaciones subordinadas ni concede ningún tipo de mejora crediticia a los nuevos titulares y otros casos similares, el activo financiero transferido se da de baja del Estado Intermedio de Situación Financiera Consolidado, reconociéndose simultáneamente cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

ii.
Si se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido, caso de las ventas de activos financieros con pacto de retrocompra por un precio fijo o por el precio de venta más un interés, de los contratos de préstamo de valores en los que el prestatario tiene la obligación de devolver los mismos o similares activos y otros casos análogos, el activo financiero transferido no se da de baja del Estado Intermedio de Situación Financiera Consolidado y se continúa valorando con los mismos criterios utilizados antes de la transferencia. Por el contrario, se reconocen contablemente:

1.	Un pasivo financiero asociado por un importe igual al de la contraprestación recibida, que se valora posteriormente a su costo amortizado.
2.	Tanto los ingresos del activo financiero transferido (pero no dado de baja) como los gastos del nuevo pasivo financiero.

iii.
Si ni se transfieren ni se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido – caso de las ventas de activos financieros con una opción de compra adquirida o de venta emitida que no están profundamente dentro ni fuera de dinero, de las utilizaciones en las que el cedente asume una financiación subordinada u otro tipo de mejoras crediticias por una parte del activo transferido y otros casos semejantes -, se distingue entre:

i.
Si la entidad cedente no retiene el control del activo financiero transferido: se da de baja del Estado Intermedio de Situación Financiera Consolidado y se reconoce cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

ii.
Si la entidad cedente retiene el control del activo financiero transferido: continúa reconociéndolo en el Estado Intermedio de Situación Financiera Consolidado por un importe igual a su exposición a los cambios de valor que pueda experimentar y reconoce un pasivo financiero asociado al activo financiero transferido. El importe neto del activo transferido y el pasivo asociado será el costo amortizado de los derechos y obligaciones retenidos, si el activo transferido se mide por su costo amortizado, o el valor razonable de los derechos y obligaciones retenidos, si el activo transferido se mide por su valor razonable.

De acuerdo con lo anterior, los activos financieros sólo se dan de baja del Estado Intermedio de Situación Financiera Consolidado cuando se han extinguido los derechos sobre los flujos de efectivo que generan o cuando se han transferido sustancialmente a terceros los riesgos y beneficios que llevan implícitos. De forma similar, los pasivos financieros sólo se dan de baja del Estado Intermedio de Situación Financiera Consolidado cuando se han extinguido las obligaciones que generan o cuando se adquieren con la intención de cancelarlos o de recolocarlos de nuevo.

i)	Reconocimiento de ingresos y gastos

A continuación se resumen los criterios más significativos utilizados por el Banco para el reconocimiento de sus ingresos y gastos:

i.	Ingresos y gastos por intereses y conceptos asimilados

Los ingresos y gastos por intereses y conceptos asimilados a ellos se reconocen contablemente en función de su período de devengo, por aplicación del método de interés efectivo. Los dividendos percibidos de otras sociedades se reconocen como ingreso en el momento en que nace el derecho a percibirlos por las entidades consolidadas.

No obstante, cuando una determinada operación presenta una morosidad igual o superior a 90 días, cuando su origen corresponde a una operación refinanciada o renegociada o cuando el deudor, a juicio del Banco presenta un alto grado de riesgo de incumplimiento, los intereses y reajustes correspondientes a estas operaciones no son reconocidos directamente en el Estado Intermedio Consolidado de Resultados, a menos que estos sean efectivamente percibidos.

Estos intereses y reajustes, se denominan en términos generales como “suspendidos” y son registrados en cuentas de orden, las cuales no forman parte de Estado Intermedio de Situación Financiera Consolidado, sino que son informados como parte de la información complementaria de éstos (Nota 22).Los dividendos recibidos de sociedades, clasificados como “Inversiones en otras sociedades” son reconocidos en resultado cuando surge el derecho de recibirlos.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

ii.	Comisiones, honorarios y conceptos asimilados

Los ingresos y gastos por comisiones y honorarios son reconocidos en el Estado Intermedio Consolidado de Resultados utilizando distintos criterios según sea su naturaleza. Los más significativos son:

-	Aquellos que surgen de transacciones o servicios que se prolongan a lo largo del tiempo, durante la vida de tales transacciones o servicios.
-	Aquellos que responden a un acto singular, cuando se produce el acto que los origina.

iii.	Ingresos y gastos no financieros

Se reconocen contablemente de acuerdo con el criterio de devengo.

iv.	Comisiones en la formalización de préstamos

Las comisiones financieras que surgen en la formalización de préstamos, fundamentalmente las comisiones de apertura o de estudio e información, son periodificadas y registradas en el Estado Intermedio Consolidado de Resultados a lo largo de la vida del préstamo. En el caso de las comisiones de apertura, se registra inmediatamente en el Estado Intermedio Consolidado de Resultados la parte correspondientes a los costos directos relacionados incurridos en la formalización de dichas operaciones.

j)	Deterioro

i.	Activos financieros:

Un activo financiero es evaluado en cada fecha de presentación de los estados financieros para determinar si existe evidencia objetiva de deterioro.

Un activo financiero o un grupo de activos financieros estará deteriorado, y se habrá producido una pérdida por deterioro del valor si, y solo si, existe evidencia objetiva del deterioro como resultado de uno o más eventos que hayan ocurrido después del reconocimiento inicial del activo (un “evento que causa la pérdida”), y ese evento o eventos causantes de la pérdida tengan un impacto sobre los flujos de efectivo futuros estimados del activo financiero o del grupo de activos financieros, que pueda ser estimado con fiabilidad. Podría no ser posible identificar un único evento que individualmente sea la causa del deterioro.

Una pérdida por deterioro en relación con activos financieros registrados al costo amortizado, se calcula como la diferencia entre el importe en libros del activo y el valor actual de los flujos de efectivo estimados, descontados al tipo de interés efectivo.

Una pérdida por deterioro en relación con un activo financiero disponible para la venta se calcula por referencia a su valor razonable.

Los activos financieros individualmente significativos son examinados de manera individual para determinar su deterioro. Los activos financieros restantes son evaluados colectivamente en grupos que comparten características de riesgo crediticio similares.

Todas las pérdidas por deterioro son reconocidas en resultado. Cualquier pérdida acumulada en relación con un activo financiero disponible para la venta reconocido anteriormente en patrimonio es transferido al resultado.

El reverso de una pérdida por deterioro ocurre solo si éste puede ser relacionado objetivamente con un evento ocurrido después de que éste fuese reconocido. En el caso de los activos financieros registrados al costo amortizado y para los disponibles para la venta que son títulos de venta, el reverso es reconocido en el resultado. En el caso de los activos financieros que son títulos de renta variables, el reverso es reconocido directamente en patrimonio.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

ii.	Activos no financieros:

El monto en libros de los activos no financieros del Banco, excluyendo propiedades de inversión son revisados en cada fecha de presentación de los estados financieros para determinar si existen indicios de deterioro. Si existen tales indicios, entonces se estima el monto a recuperar del activo.

En relación con otros activos, las pérdidas por deterioro reconocidas en períodos anteriores son evaluadas en cada fecha de presentación en búsqueda de cualquier indicio de que la pérdida haya disminuido o haya desaparecido. Una pérdida por deterioro se revertirá solo en la medida que el valor en libros del activo no exceda al monto en libros que habría sido determinado.

k)	Activo fijo

Incluye el importe de los inmuebles, terrenos, mobiliario, vehículos, equipos de informática y otras instalaciones de propiedad de las entidades consolidadas o adquiridos en régimen de arrendamiento financiero. Los activos se clasificarán en función de su uso:

i.	Activo fijo de uso propio

El activo fijo de uso propio (que incluye, entre otros, los activos materiales recibidos por las entidades consolidadas para la liquidación, total o parcial, de activos financieros que representan derechos de cobro frente a terceros y a los que se prevé dar un uso continuado y propio, así como los que se están adquiriendo en régimen de arrendamiento financiero) se presenta a su costo de adquisición, menos su correspondiente amortización acumulada y, si procede, las pérdidas estimadas que resultan de comparar el valor neto de cada partida con su correspondiente importe recuperable.

A estos efectos, el costo de adquisición de los activos adjudicados se asimila al importe neto de los activos financieros entregados a cambio de su adjudicación.

La amortización se calcula, aplicando el método lineal, sobre el costo de adquisición de los activos menos su valor residual, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida indefinida y que, por tanto, no son objeto de amortización.

El Banco debe aplicar las siguientes vidas útiles a los bienes físicos que conformen el activo:

Vida Útil
RUBRO	(Meses)

Terrenos	-
Cuadros y obras de arte	-
Bienes retirados por enajenar	-
Alfombras y cortinajes	36
Computadores y equipos periféricos	36
Vehículos	36
Software y sistemas computacionales	36
Cajeros automáticos y tele consultas	60
Máquinas y equipos en general	60
Mobiliario de oficina	60
Sistemas telefónicos y comunicación	60
Sistemas de seguridad	60
Derechos sobre líneas telefónicas	60
Sistemas de climatización	84
Instalaciones en general	120
Sistemas de seguridad (adquisiciones hasta Octubre 2002)	120
Construcciones	1.200

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Con ocasión de cada cierre contable, las entidades consolidadas analizan si existen indicios de que el valor neto de los elementos de su activo material exceda de su correspondiente importe recuperable, en cuyo caso, reducen el valor en libros del activo de que se trate hasta su importe recuperable y ajustan los cargos futuros en concepto de amortización en proporción a su valor en libros ajustado y a su nueva vida útil remanente, en el caso de ser necesaria una reestimación de la misma.

De forma similar, cuando existen indicios de que se ha recuperado el valor de un activo material, las entidades consolidadas registran la reversión de la pérdida por deterioro contabilizada en períodos anteriores y ajustan en consecuencia los cargos futuros en concepto de su amortización. En ningún caso la reversión de la pérdida por deterioro de un activo puede suponer el incremento de su valor en libros por encima de aquél que tendría si no se hubieran reconocido pérdidas por deterioro en ejercicios anteriores.

Así mismo, al menos al final del ejercicio, se procede a revisar la vida útil estimada de los elementos del activo fijo de uso propio, de cara a detectar cambios significativos en las mismas que, de producirse, se ajustarán mediante la correspondiente corrección del cargo al Estado Intermedio Consolidado de Resultados de ejercicios futuros de la dotación a su amortización en virtud de la nuevas vidas útiles.

Los gastos de conservación y mantenimiento de los activos materiales de uso propio se cargan a los resultados del ejercicio en que se incurren.

ii.	Activos cedidos en arrendamiento operativo

Los criterios aplicados para el reconocimiento del costo de adquisición de los activos cedidos en arrendamiento operativo para su amortización, para la estimación de sus respectivas vidas útiles y para el registro de sus pérdidas por deterioro coinciden con los descritos en relación con los activos fijos de uso propio.

l)	Leasing

i.	Leasing financiero

Los leasing financieros son arrendamientos que transfieren substancialmente todos los riesgos y beneficios desde el propietario del activo arrendado al arrendatario.

Cuando las entidades consolidadas actúan como arrendadoras de un bien, la suma de los valores actuales de los importes que recibirán del arrendatario más el valor residual garantizado, habitualmente el precio de ejercicio de la opción de compra del arrendatario a la finalización del contrato, se registra como un financiamiento a terceros, por lo que se incluye en el rubro “Créditos y cuentas por cobrar a clientes” del Estado Intermedio de Situación Financiera Consolidado.

Cuando las entidades consolidadas actúan como arrendatarias, presentan el costo de los activos arrendados en el Estado Intermedio de Situación Financiera Consolidado según la naturaleza del bien objeto del contrato y, simultáneamente, un pasivo por el mismo importe (que será el menor del valor razonable del bien arrendado o de la suma de los valores actuales de las cantidades a pagar al arrendador más, en su caso, el precio de ejercicio de la opción de compra). Estos activos se amortizan con criterios similares a los aplicados al conjunto de los activos fijos de uso propio.

En ambos casos, los ingresos y gastos financieros con origen en estos contratos se abonan y cargan, respectivamente, al Estado Intermedio Consolidado de Resultados, en los ítems “Ingresos por intereses” y “Gastos por intereses” de forma que el rendimiento se mantenga constante a lo largo de la vida de los contratos.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

ii.	Leasing operativo

En las operaciones de arrendamiento operativo, la propiedad del bien arrendado, y sustancialmente todos los riesgos y ventajas que recaen sobre el bien, permanecen en el arrendador.

Cuando las entidades consolidadas actúan como arrendadoras, presentan el costo de adquisición de los bienes arrendados en el ítem “Activo fijo”. Estos activos se amortizan de acuerdo con las políticas adoptadas para los activos materiales similares de uso propio y los ingresos procedentes de los contratos de arrendamiento se reconocen en el Estado Intermedio Consolidado de Resultados de forma lineal, en el ítem “Otros resultados operacionales”.

Cuando las entidades consolidadas actúan como arrendatarias, los gastos del arrendamiento incluyendo incentivos concedidos, en su caso, por el arrendador, se cargan linealmente a sus cuentas de pérdidas y ganancias consolidadas, en el capítulo “Otros gastos generales de administración”.

iii.	Ventas con arrendamiento posterior

En el caso de ventas a su valor razonable con arrendamiento operativo posterior, los resultados generados se registran en el momento de la venta. En el caso de arrendamiento financiero posterior, los resultados generados se amortizan a lo largo del plazo de arrendamiento.

m)	Operaciones de factoring

Las operaciones de factoring se valorizan por los montos desembolsados por el Banco a cambio de las facturas u otros instrumentos del comercio representativos de crédito que el cedente entrega al Banco. La diferencia de precios entre las cantidades desembolsadas y el valor nominal real de los créditos se registra en el Estado Intermedio Consolidado de Resultados  como ingresos por intereses, a través del método del tipo de interés efectivo, durante el período de financiamiento.

En aquellos casos en que la cesión de estos instrumentos se realiza sin responsabilidad por parte del cedente, es el Banco quien asume los riesgos de insolvencia de los obligados al pago.

n)	Activos intangibles

Los activos intangibles son identificados como activos no monetarios (separados de otros activos) sin sustancia física que surge como resultado de una transacción legal o son desarrollados internamente por las entidades consolidadas. Son activos cuyo costo puede ser estimado confiablemente y por los cuales las entidades consolidadas consideran probable que sean reconocidos beneficios económicos futuros.

Los activos intangibles son reconocidos inicialmente a su costo de adquisición o producción y son subsecuentemente medidos a su costo menos cualquier amortización acumulada o menos cualquier pérdida por deterioro acumulada.

Software desarrollado internamente

Los software desarrollados internamente son reconocidos como un activo intangible si, entre otros requisitos (básicamente la capacidad del Banco para usarlo o venderlo), puede ser identificado y tienen capacidad para generar beneficios económicos futuros.

Los gastos en actividades de investigación son reconocidos como un gasto en el año en que estos son incurridos y no pueden ser posteriormente capitalizados.

La estimación de la vida útil del software es de 3 años.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

o)	Efectivo y efectivo equivalente

Para la elaboración del estado de flujo de efectivo se ha utilizado el método indirecto, en el que partiendo del resultado consolidado del Banco antes de impuestos se incorporan las transacciones no monetarias, así como de los ingresos y gastos asociados con flujos de efectivo de actividades clasificadas como de inversión o financiamiento.

Para la elaboración del estado de flujos de efectivo se toman en consideración los siguientes conceptos:

i.
Flujos de efectivo: las entradas y salidas de efectivo y de efectivo equivalentes, entendiendo por éstas los saldos en partidas tales como: depósitos en el Banco Central de Chile, depósitos en Bancos Nacionales, depósitos en el exterior.

ii.	Actividades operacionales: corresponden a las actividades normales realizadas por los bancos, así como otras actividades que no pueden ser calificadas como de inversión o de financiamiento.
iii.	Actividades de inversión: corresponden a la adquisición, enajenación o disposición por otros medios, de activos a largo plazo y otras inversiones no incluidas en el efectivo y equivalente de efectivo.
iv.	Actividades de financiamiento: Las actividades que producen cambios en el tamaño y composición del patrimonio neto y de los pasivos que formen parte de las actividades operacionales de inversión.

p)	Provisiones por riesgo de crédito

El Banco ha establecido provisiones para probables pérdidas en préstamos de acuerdo con las instrucciones emitidas por la Superintendencia de Bancos e Instituciones Financieras y los modelos de calificación y evaluación de riesgo de créditos aprobados por el Comité de Directores.

De acuerdo con la metodología desarrollada por el Banco, los préstamos se dividen en tres categorías:

i.	Colocaciones de consumo,
ii.	Colocaciones para vivienda, y
iii.	Colocaciones comerciales.

El riesgo de los modelos internos utilizados para calcular las provisiones se describen a continuación:

Provisiones para las evaluaciones individuales de las colocaciones comerciales

El Banco asigna una categoría de riesgo para cada deudor y sus respectivos préstamos. Además, considera los siguientes factores de riesgo en el análisis: la industria o el sector, socios y administración, su situación financiera y capacidad de pago; y el comportamiento de pago.

El Banco asigna una de las siguientes categorías de riesgo de cada préstamo del deudor:

i.	Las clasificaciones A1, A2 y A3, corresponden a los deudores sin aparente riesgo de crédito.
ii.	La clasificación B corresponde a los deudores con algún riesgo de crédito, pero no aparenta deterioro de la capacidad de pago.
iii.	Las clasificaciones C1, C2, C3, C4, D1 y D2 corresponden a los deudores cuyos préstamos se han deteriorado.

Para los préstamos clasificados como A1, A2, A3 y B, el Comité de Directores del Banco está autorizado para determinar los niveles de provisiones. El Banco asigna un determinado nivel de riesgo para cada deudor. Por lo tanto, los deudores con las mismas categorías podrían tener diferentes niveles de riesgo.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Para los préstamos clasificados en las categorías C1, C2, C3, C4, D1 y D2, el Banco debe mantener los siguientes niveles de reservas:

Clasificación	Rango de pérdida estimada	Provisión

C1	Hasta 3%	2%
C2	Más de 3% hasta 19%	10%
C3	Más de 19% hasta 29%	25%
C4	Más de 29% hasta 49%	40%
D1	Más de 49% hasta 79%	65%
D2	Más de 79%	90%

En estas categorías se ubican los deudores con capacidad de pago insuficiente en las situaciones previsibles. Las categorías que se indican corresponden a un encasillamiento basado en el nivel de pérdida esperado de créditos comerciales y operaciones de leasing comercial del cliente en su conjunto, cuantificado de acuerdo a la metodología utilizada por el Banco.

Para efectos de constituir las provisiones, se aplica sobre los créditos el porcentaje asociado al rango de porcentajes de pérdida estimada.

Provisiones de evaluación grupal

Las evaluaciones grupales resultan pertinentes para abordar un alto número de operaciones cuyos montos individuales son bajos y se trate de personas naturales o de empresas de tamaño pequeño.

Los niveles de provisiones requeridas han sido determinados por el Banco, de acuerdo a la pérdida estimada de los créditos, mediante la clasificación de la cartera de colocaciones usando uno de los dos siguientes modelos:

ii.
El modelo basado en las características de los deudores y sus préstamos pendientes. Deudores y colocaciones con similares características pueden ser agrupados y a cada grupo se le asignará un nivel de riesgo.

iii.
El modelo basado en el comportamiento de un grupo de colocaciones. Colocaciones con historial de pago análogos y similares características serán agrupados y a cada grupo se le asignará un nivel de riesgo.

Las evaluaciones grupales de que se trata requieren de la conformación de grupos de créditos con características homogéneas en cuanto a tipo de deudores y condiciones pactadas, a fin de establecer, mediante estimaciones técnicamente fundamentadas y siguiendo criterios prudenciales, tanto el comportamiento de pago del grupo de que se trate como de las recuperaciones de sus créditos deteriorados y, consecuentemente, constituir las provisiones necesarias para cubrir el riesgo de la cartera.

Los bancos podrán utilizar dos métodos alternativos para determinar las provisiones para los créditos minoristas que se evalúen en forma grupal. Bajo el primer método, se recurrirá a la experiencia recogida que explica el comportamiento de pago de cada grupo homogéneo de deudores y de recuperación por la vía de ejecución de garantías y acciones de cobranza cuando corresponda, para estimar directamente un porcentaje de pérdidas esperadas que se aplicará al monto de los créditos del grupo respectivo. Bajo el segundo, los bancos segmentarán a los deudores en grupos homogéneos, según lo ya indicado, asociando a cada grupo una determinada probabilidad de incumplimiento y un porcentaje de recuperación basado en un análisis histórico fundamentado. El monto de provisiones a constituir se obtendrá aplicando el porcentaje de incumplimiento estimado por el porcentaje de recuperación y por el monto total de colocaciones del grupo respectivo.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

En ambos métodos, las pérdidas estimadas deberán guardar relación con el tipo de cartera y el plazo de las operaciones.

Cuando se trate de colocaciones de consumo, no se considerarán las garantías para efectos de estimar la pérdida esperada.

Las provisiones se constituirán de acuerdo con los resultados de la aplicación de los métodos que utilice cada banco, debiéndose en todo caso distinguir entre las provisiones sobre la cartera normal y sobre la cartera deteriorada, y las que resguardan los riesgos de los créditos contingentes asociados a esas carteras.

Los modelos de provisiones desarrollados con metodologías de pérdidas y perfiles, recurrentemente deben ser ajustados o calibrados para recoger dentro de sus bases de predicción información más actualizada, con el objetivo de tener modelos mas robustos para la estimación de las pérdidas.

Provisiones de colocaciones para vivienda y de consumo

Las provisiones para colocaciones para vivienda y de consumo están directamente relacionadas con la madurez de las colocaciones.

A todos los créditos de consumo e hipotecarios se les asigna un rating según base individual utilizando un modelo estadístico automático y sofisticado que también considera el comportamiento de crédito de los deudores. Una vez que el rating del cliente es determinado, la provisión del préstamo hipotecario o de consumo es calculada usando una categoría de riesgo y un porcentaje relacionado, el cual dependerá de su madurez.

Provisiones adicionales

Bajo las normas de la SBIF, a los bancos se les permite establecer provisiones por sobre los límites descritos anteriormente, solamente para cubrir riesgos específicos que han sido autorizados por el Comité de Directores.

Castigos

Por regla general, los castigos deben efectuarse cuando expiren los derechos contractuales sobre los flujos de efectivo. Al tratarse de colocaciones, aún cuando no ocurriera lo anterior, se procederá a castigar los respectivos saldos del activo de acuerdo con lo indicado en el título II del Capítulo B-2 del Compendio de Normas Contables de la SBIF.

Los castigos de que se trata se refieren a las bajas en el Estado de Situación Financiera del activo correspondiente a la respectiva operación incluyendo, por consiguiente, aquella parte que pudiera no estar vencida si se tratara de un crédito pagadero en cuotas o parcialidades, o de una operación de leasing (no existen castigos parciales).

Los castigos deberán contabilizarse siempre con cargo las provisiones por riesgo de crédito constituidas de acuerdo con lo indicado en el Capítulo B-1 del Compendio de Normas Contables, cualquiera que sea la causa por la cual se procede al castigo.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

A partir del presente año, los castigos de los créditos y cuentas por cobrar se realizan sobre las cuotas vencidas, morosas y vigentes, y el plazo debe computarse desde el inicio de su mora, es decir, efectuarse cuando el tiempo de mora de una cuota o porción de crédito de una operación alcance el plazo para castigar que se dispone a continuación:

Tipo de colocación	Plazo

Créditos de consumo con o sin garantías reales	6 meses
Otras operaciones sin garantías reales	24 meses
Créditos comerciales con garantías reales	36 meses
Créditos hipotecarios para vivienda	48 meses
Leasing de consumo	6 meses
Otras operaciones de leasing no inmobiliario	12 meses
Leasing inmobiliario (comercial y vivienda)	36 meses

El plazo corresponde al tiempo transcurrido desde la fecha en la cual pasó a ser exigible el pago de toda o parte de la obligación que se encuentre en mora.

Los pagos posteriores que se obtuvieran por las operaciones castigadas se reconocerán en el Estado Intermedio Consolidado de Resultados como Recuperaciones de créditos castigados.

Cualquier renegociación de un crédito ya castigado no dará origen a ingresos, mientras la operación siga teniendo la calidad de deteriorada, debiendo tratarse los pagos efectivos que se reciban, como recuperaciones de créditos castigados.

El crédito renegociado sólo se podrá reingresar al activo si deja de tener la calidad de deteriorado, reconociendo también el ingreso por la activación como recuperación de créditos castigados.

Recuperaciones de créditos y cuentas por cobrar a clientes previamente castigados

Las recuperaciones de créditos y cuentas por cobrar a clientes, previamente castigados, son registradas directamente en resultados y presentadas en el Estado Intermedio Consolidado de Resultados como una reducción de las provisiones por riesgo de crédito.

q)	Provisiones, activos y pasivos contingentes

Las provisiones son pasivos en los que existe incertidumbre acerca de su cuantía o vencimiento. Estas provisiones se reconocen en el Estado Intermedio de Situación Financiera Consolidado Financiera cuando se cumplen los siguientes requisitos en forma copulativa:

i.	Es una obligación actual como resultado de hechos pasados y,
ii.	A la fecha de los estados financieros es probable que el Banco tenga que desprenderse de recursos para cancelar la obligación y la cuantía de estos recursos puedan medirse de manera fiable.

Un activo o pasivo contingente es toda obligación surgida de hechos pasados cuya existencia quedará confirmada sólo si llegan a ocurrir uno o más sucesos futuros inciertos y que no están bajo el control del Banco.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Se califican como contingentes en información complementaria lo siguiente:

i.
Avales y fianzas: Comprende los avales, fianzas y cartas de crédito stand by a que se refiere el Capítulo 8-10 de la Recopilación Actualizada de Normas. Además, comprende las garantías de pago de los compradores en operaciones de factoraje, según lo indicado en el Capítulo 8-38 de dicha Recopilación.

ii.	Cartas de crédito del exterior confirmadas: Corresponde a las cartas de crédito confirmadas por el Banco.

iii.	Cartas de crédito documentarias: Incluye las cartas de créditos documentarias emitidas por el Banco, que aún no han sido negociadas.

iv.	Boletas de garantía: Corresponde a las boletas de garantía enteradas con pagaré a que se refiere el Capítulo 8-11 de la Recopilación Actualizada de Normas.

v.	Cartas de garantía interbancarias: Corresponde a las cartas de garantía emitidas según lo previsto en el título II del Capítulo 8-12 de la Recopilación Actualizada de Normas.

vi.
Líneas de crédito de libre disposición: Considera los montos no utilizados de líneas de crédito que permiten a los clientes hacer uso del crédito sin decisiones previas por parte del Banco (por ejemplo, con el uso de tarjetas de crédito o sobregiros pactados en cuentas corrientes).

vii.
Otros compromisos de crédito: Comprende los montos no colocados de créditos comprometidos, que deben ser desembolsados en una fecha futura acordada o cursados al ocurrir los hechos previstos contractualmente con el cliente, como puede suceder en el caso de líneas de crédito vinculadas al estado de avance de proyectos de construcción o similares.

viii.
Otros créditos contingentes: Incluye cualquier otro tipo de compromiso de la entidad que pudiere existir y que puede dar origen a un crédito efectivo al producirse ciertos hechos futuros. En general, comprende operaciones infrecuentes tales como la entrega en prenda de instrumentos para garantizar el pago de operaciones de crédito entre terceros u operaciones con derivados contratados por cuenta de terceros que puedan implicar una obligación de pago y no se encuentran cubiertos con depósitos.

Las cuentas anuales consolidadas recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario.

Las provisiones (que se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable) se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir o disminuyen.

Las provisiones se clasifican en función de las obligaciones cubiertas, siendo estas las siguientes:

-	Provisiones para beneficios y remuneraciones del personal.
-	Provisión para dividendos mínimos.
-	Provisiones por riesgo de créditos contingentes.
-	Provisiones por contingencias.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

r)	Impuesto a la renta e impuestos diferidos

El Banco reconoce, cuando corresponde, pasivos por impuestos diferidos por la estimación futura de los efectos tributarios atribuibles a diferencias entre los valores contables de los pasivos y sus valores tributarios. La medición de los pasivos por impuestos diferidos se efectúa en base a la tasa de impuesto que, de acuerdo a la legislación tributaria vigente, se deba aplicar en el año en que los pasivos por impuestos diferidos sean realizados o liquidados. Los efectos futuros de cambios en la legislación tributaria o en las tasas de impuestos son reconocidos en los impuestos diferidos a partir de la fecha en que la ley que aprueba duchos cambios sea publicada.

s)	Uso de estimaciones

La preparación de los estados financieros requiere que la Administración realice juicios, estimaciones y supuestos que afectan la aplicación de las políticas de contabilidad y los montos de activos, pasivos, ingresos y gastos presentados. Los resultados reales pueden diferir de estas estimaciones.

En ciertos casos los principios contables generalmente aceptados requieren que los activos o pasivos sean registrados o presentados a su valor razonable. El valor razonable es el monto al cual un activo puede ser comprado o vendido, o en el caso de un pasivo podría ser incurrido o liquidado en una transacción corriente entre partes dispuestas, más que en una liquidación o venta forzada. Cuando los precios de mercado en mercados activos están disponibles éstos son utilizados como base de valoración. Cuando los precios de mercado en mercados activos no están disponibles, el Banco estima aquellos valores como valores basados en la mejor información disponible, incluyendo el uso de modelos internos valorización y otras técnicas de evaluación.

El Banco ha establecido provisiones para cubrirse de posibles pérdidas por préstamos de acuerdo a la regulación emitida por la Superintendencia de Bancos e Instituciones Financieras. Estas regulaciones requieren que para estimar las provisiones, éstas deben ser evaluadas regularmente tomando en consideración factores como cambios en la naturaleza y tamaño de la cartera de préstamos, tendencias en la cartera prevista, calidad crediticia y condiciones económicas que puedan afectar a la capacidad de pago de los deudores. Los incrementos en provisiones por pérdida de préstamos son presentadas como “Provisiones por riesgo de crédito” en el Estado Intermedio Consolidado de Resultados. Los préstamos son castigados cuando la administración determina que el préstamo o una parte de este no puede ser cobrado. Los castigos son registrados como una reducción de las provisiones por riesgo de crédito.

Las estimaciones y supuestos relevantes son revisados regularmente por la Administración del Banco a fin de cuantificar algunos activos, pasivos, ingresos, gastos y compromisos.  Las revisiones de las estimaciones contables son reconocidas en el período  en que la estimación es revisada y en cualquier período futuro afectado.

Principalmente, estas estimaciones, realizadas en función de la mejor información disponible, se refieran a:

-	Las pérdidas por deterioros de determinados activos (Notas 08, 09 y 10)
-	La vida útil de los activos materiales e intangibles (Notas 11, 12 y 29)
-	El valor razonable de activos y pasivos (Notas 06, 07, 10 y 32)
-	Compromisos y contingencias (Nota 19)
-	Impuestos corrientes e impuestos diferidos (Nota 13)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

t)	Activos no corrientes mantenidos para la venta

Los activos no corrientes (o grupo enajenable que comprende activos y pasivos) que se espera sean recuperados principalmente a través de ventas en lugar de ser recuperados mediante su uso continuo son clasificados como mantenidos para la venta. Inmediatamente antes de esta clasificación, los activos (o elementos de un grupo enajenable) son vueltos a medir de acuerdo con las políticas contables del Banco. A partir de ese momento, los activos (o grupo de enajenación) son medidos al menor valor entre el valor en libros y el valor razonable menos el costo de ventas.

Cualquier pérdida por deterioro en grupo de enajenación es primero asignado al fondo de comercio y luego a los activos y pasivos restantes en base a prorrateo, excepto en el caso que ninguna pérdida haya sido registrada en los activos financieros, los activos diferidos, los activos de beneficios a los empleados y la propiedad de inversión que siguen siendo evaluados según las políticas contables del Banco. Las pérdidas por deterioro en la clasificación inicial de mantenidas para la venta y con ganancias y pérdidas posteriores a la revalorización, son reconocidas en el resultado. Las ganancias no son reconocidas si superan cualquier pérdida acumulativa.

Al 31 de Marzo de 2010 y al 31 de Diciembre de 2009 el Banco no ha clasificado activos no corrientes como mantenidos para la venta.

Bienes recibidos o adjudicados en pago

Los bienes recibidos o adjudicados en pago de créditos y cuentas por cobrar a clientes son registrados, en el caso de las daciones en pago, al precio convenido entre las partes o, por el contrario, en aquellos casos donde no exista acuerdo entre estas, por el monto por el cual el Banco se adjudica dichos bienes en un remate judicial.

Posteriormente, estos bienes son valorizados por el menor importe entre el valor registrado en un inicio y su valor neto de realización, el cual corresponde a su valor razonable (valor de liquidez determinado a través de una tasación independiente)  menos sus respectivos costos de ventas asociados.

De acuerdo a los estudios realizados por el Banco, al 31 de Diciembre de 2009 se determinó un costo de venta (costo para mantenerlo y enajenarlo) promedio estimado de un 5,9% sobre el valor de tasación, al 31 de Marzo de 2009 este promedio fue de 6,5%.

En general, se estima que estos bienes serán enajenados dentro del plazo de un año contado desde su fecha de adjudicación.  En cumplimiento de lo dispuesto por el artículo 84 de la Ley General de Bancos, aquellos bienes que no son venidos dentro de dicho plazo, son castigados en una única cuota.

u)	Utilidad por acción

La utilidad básica por acción se determina dividiendo el resultado neto atribuido al Banco en un ejercicio entre el número promedio ponderado de las acciones en circulación durante ese período.

El beneficio diluido por acción se determina de forma similar al beneficio básico, pero el número promedio ponderado de acciones en circulación se ajusta para tener en cuenta el efecto dilusivo potencial de las opciones sobre acciones, warrants y deuda convertible.

Al 31 de Marzo de 2010 y 2009 el Banco no posee instrumentos que generen efectos dilusivos en el patrimonio.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

v)	Adquisición (cesión) temporal de activos

Compras (ventas) de activos financieros bajo acuerdos de retroventa no opcional (retrocompra) a un precio fijo (“repos”) son reconocidos en el Estado Intermedio de Situación Financiera Consolidado como una cesión (recepción) financiera, basada en la naturaleza del deudor (acreedor), en los ítems “Depósitos en el Banco Central de Chile”, “Depósitos en instituciones financieras” o “créditos y cuentas por cobrar a clientes” (“Depósitos del Banco Central de Chile”, “depósitos de instituciones financieras” o “Depósitos y captaciones”).

La diferencia entre los precios de compra y venta se registra como intereses financieros durante la vida del contrato.

w)	Patrimonios y fondos de inversión gestionados por el Banco

Los patrimonios administrados por las distintas sociedades que forman parte del perímetro de consolidación del Banco (Santander Asset Management S.A Administradora General de Fondos y Santander S.A. Sociedad Securitizadora) que son propiedad de terceros no se incluyen en el Estado Intermedio de Situación Financiera Consolidado. Las comisiones generadas por esta actividad se incluyen en el saldo del rubro “Ingresos por comisiones” del Estado Intermedio Consolidado de Resultados.

x)	Provisión dividendos mínimos

Al 31 Marzo de 2010 y al 31 de Diciembre de 2009, el Banco reconoció un pasivo (provisión) por dividendos mínimos u obligatorios. Esta provisión se realiza en base a lo estipulado en el artículo 79 la Ley de Sociedades Anónimas, coincidente con la política interna de dividendos del Banco, la cual estipula que al menos se distribuirá el 30% del resultado neto del ejercicio, salvo acuerdo diferente adoptado en la junta de accionistas respectiva, por la unanimidad de las acciones emitidas.

y)	Beneficios al personal

i.	Planes de beneficios definidos:

El banco registra en la línea de “Provisiones por otros beneficios al personal” del pasivo del Estado Intermedio de Situación Financiera Consolidado Financiera (o en el activo, en el rubro “Otros activos”, dependiendo del signo de la diferencia) el valor actual de los compromisos post-empleo de prestación definida, netos del valor razonable de los “activos del plan” y de las ganancias y/o pérdidas actuariales netas acumuladas no registradas, puestas de manifiesto en la valoración de estos compromisos que son diferidas en virtud del tratamiento de la denominada “banda de fluctuación”, y del “costo por los servicios pasados” cuyo registro se difiera en el tiempo, según se explica a continuación.

Se consideran “activos del plan” aquellos con los cuales se liquidarán directamente las obligaciones y reúnen las siguientes condiciones:

-	No son propiedad de las entidades consolidadas, sino de un tercero separado legalmente y sin el carácter de parte vinculada al Banco.

-
Sólo están disponibles para pagar o financiar retribuciones post-empleo y no pueden retornar a las entidades consolidadas, salvo cuando los activos que quedan en dicho plan son suficientes para cumplir todas las obligaciones del plan o de la entidad relacionadas con las prestaciones de los empleados actuales o pasados o para rembolsar las prestaciones de los empleados ya pagadas por el Banco.

Si el Banco puede exigir a las entidades aseguradoras el pago de una parte o de la totalidad del desembolso requerido para cancelar una obligación por prestación definida, resultando prácticamente cierto que dicho asegurador vaya a rembolsar alguno o todos los desembolsos exigidos para cancelar dicha obligación, pero la póliza de seguro no cumple las condiciones para ser un activo del plan, el Banco registra su derecho al reembolso en el activo del Estado Intermedio de Situación Financiera Consolidado en el item “Otros Activos” que, en los demás aspectos, se trata como un activo del plan.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Se consideran “ganancias y pérdidas actuariales” las que procedan de las diferencias entre hipótesis actuariales previas y la realidad y de cambios en las hipótesis actuariales utilizadas. El Banco aplica, por planes, el criterio de la “banda de fluctuación”, por lo que registra en el Estado Intermedio Consolidado de Resultados la cuantía que resulta al dividir entre cinco el importe neto de las ganancias y/o pérdidas actuariales acumuladas no reconocidas al inicio de cada ejercicio que exceda el 10% del valor actual de las obligaciones o el 10% del valor razonable de los activos al inicio del ejercicio, el mayor de los dos.

El “costo de los servicios pasados” - que tiene su origen en modificaciones introducidas en las retribuciones post-empleo ya existentes o en la introducción de nuevas prestaciones - se reconoce en el Estado Intermedio Consolidado de Resultados, linealmente, a lo largo del período comprendido entre el momento en el que surgen los nuevos compromisos y la fecha en la que el empleado tenga el derecho irrevocable a recibir las nuevas prestaciones.

Las retribuciones post-empleo se reconocen en el Estado Intermedio Consolidado de Resultados de la siguiente forma:

-
El costo de los servicios del período corriente (entendido como el incremento del valor actual de las obligaciones que se origina como consecuencia de los servicios prestados en el ejercicio por los empleados) en el rubro “Remuneraciones y gastos del personal”.

-
El costo por intereses (entendido como el incremento producido en el ejercicio del valor actual de las obligaciones como consecuencia del paso del tiempo). Cuando las obligaciones se presentan en el pasivo del Estado Intermedio de Situación Financiera Consolidado netas de los activos afectos al plan, el costo de los pasivos que se reconocen en el Estado Intermedio Consolidado de Resultados corresponde exclusivamente a las obligaciones registradas en el pasivo.

-
El rendimiento esperado de los activos asignados a la cobertura de los compromisos y las pérdidas y ganancias en su valor, menos cualquier costo originado por su administración y los impuestos que les afecten.

-	La amortización de las pérdidas y ganancias actuariales en aplicación del tratamiento de la “banda de fluctuación”, y del costo de los servicios pasados no reconocidos.

ii.	Indemnizaciones por años de servicios:

Las indemnizaciones por años de servicios se registran sólo cuando éstas efectivamente se producen o cuando se dispone de un plan formal y detallado en el que se identifican las modificaciones fundamentales que se van a realizar, y siempre que se haya comenzado a ejecutar dicho plan o se haya anunciado públicamente sus principales características, o se desprendan hechos objetivos sobre su ejecución.

ii.	Beneficios basados en instrumentos de capital:

La entrega a los ejecutivos del Banco y sus afiliadas de instrumentos de capital como contraprestación a sus servicios, cuando dichos instrumentos se entregan una vez terminado un período específico de servicios, se reconoce como un gasto en el Estado Intermedio Consolidado de Resultados en el rubro “Remuneraciones y gastos del personal”, a medida que los ejecutivos prestan sus servicios durante dicho período.

Estos beneficios no generan efectos dilusivos, ya que están basados en acciones de Banco Santander S.A. (matriz de Banco Santander Chile, radicada en España).

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

z)	Estado Consolidado de Cambios en el Patrimonio

El Estado Consolidado de Cambios en el Patrimonio se presentan todos los movimientos ocurridos en el patrimonio neto, incluidos los que tienen su origen en cambios en los criterios contables y en correcciones de errores. Este estado muestra, por tanto, una conciliación del valor en libros al comienzo y al final del ejercicio de todas las partidas que forman el patrimonio neto consolidado, agrupando los movimientos ocurridos en función de su naturaleza en las siguientes partidas:

i.
Ajustes por cambios en criterios contables y corrección de errores: que incluye los cambios en el patrimonio neto consolidado que surgen como consecuencia de la reexpresión retroactiva de los saldos de los estados financieros con origen en cambios en los criterios contables o en la corrección de errores.

ii.	Ingresos y gastos reconocidos en el ejercicio: recoge, de manera agregada, el total de las partidas registradas en el Estado Intermedio Consolidado de Resultados reconocidos anteriormente indicadas.

aa)	Estado Intermedio Consolidado de Resultados Integrales

En este estado se presentan los ingresos y gastos generados por el Banco como consecuencia de su actividad durante el ejercicio, distinguiendo aquellos registrados como resultados en el Estado Intermedio Consolidado de Resultados del ejercicio y los otros ingresos y gastos registrados directamente en el patrimonio neto consolidado.

Por lo tanto, en este estado se presenta:
i.	El resultado consolidado del ejercicio.

ii.	El importe neto de los ingresos y gastos reconocidos transitoriamente como ajustes por valoración en el patrimonio neto consolidado.

iii.	El importe neto de los ingresos y gastos reconocidos definitivamente en el patrimonio neto consolidado.

iv.
El impuesto a la renta devengado por los conceptos indicados en las letras b) y c) anteriores, salvo para los ajustes por valoración con origen en participaciones en empresas asociadas o multigrupo valoradas por el método de la participación, que se presentan en términos netos.

v.
El total de los ingresos y gastos consolidados reconocidos, calculados como la suma de las letras anteriores, mostrando de manera separada el importe atribuido a la entidad dominante y el correspondiente a intereses minoritarios.

ab)	Nuevos pronunciamientos contables

i.	Circulares SBIF:

En Julio del 2009, la SBIF emitió la Circular N° 3.476, que suspendió la aplicación de los modelos internos para la determinación de las provisiones relativas a deudores evaluados individuales, los que podrán aplicarse solo a partir del año 2012, previa autorización de dicho organismo. A su vez, la Circular N° 3.489 instruyó que, esta modificación junto con nuevas categorías de riesgo y los nuevos porcentajes de provisión, aplicables a los deudores evaluados individualmente se deberán comenzar a aplicar a partir del mes de Julio de 2010. El efecto acumulado de estos cambios, se deberá registrar dentro de los resultados del ejercicio que se presentan en el Estado Intermedio Consolidado de Resultados. De acuerdo a las estimaciones realizadas por la Administración, el efecto de estos cambios normativos, netos de impuestos diferidos, serían aproximadamente MM$ 70.716.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

ii.	Pronunciamientos del IASB

Pronunciamientos IASB	Aplicación
Modificación NIC 32, Clasificación derechos sobre acciones	Periodos anuales iniciados el 01 de Febrero de 2010
Revisión NIC 24, Desglose de partes relacionadas	Periodos anuales iniciados el 01 de Enero de 2011
CINIIF 19, Cancelación de pasivos financieros con instrumentos de patrimonio	Periodos anuales iniciados el 01 de Julio de 2010
NIIF 9, Clasificación y medición	Periodos anuales iniciados el 01 de Julio de 2013

La importancia de cada uno de estos pronunciamientos por aplicar, se explican a continuación:

1.	Modificación NIC 32 Clasificación derechos sobre acciones.

Esta modificación es relativa a la clasificación de derechos emitidos para adquirir acciones (derechos, opciones o warrants) denominados en moneda extranjera. Conforme a esta modificación cuando estos derechos son para adquirir un número fijo de acciones por un importe fijo son instrumentos de patrimonio, independientemente de en qué moneda esté denominada esa cantidad fija y siempre que se cumplan otros requisitos que exige la norma.

La Administración no tiene instrumentos emitidos de estas características por lo que esta modificación no tendrá impacto alguno.

2.	NIC24 Revisión-Desgloses de partes relacionadas.

Esta revisión de NIC 24 trata los desgloses a realizar sobre las partes relacionadas en los estados financieros. Hay dos novedades básicas, una de ellas introduce una exención parcial sobre ciertos desgloses cuando la relación de vinculación se produce por ser entidades dependientes o relacionadas con el Estado (o institución gubernamental equivalente) y se revisa la definición de parte relacionada clarificándose  algunas relaciones que anteriormente no eran explícitas en la norma.

La Administración ha analizado el impacto de esta modificación y estima que no supondrá ningún cambio en las partes relacionadas actualmente definidas por la Administración.

3.	CINIIF 19 Cancelación de deuda con instrumentos de patrimonio.

Esta interpretación aborda el tratamiento contable desde el punto de vista del deudor de la cancelación  total o parcial de un pasivo financiero mediante la emisión de instrumentos de patrimonio a su prestamista. La interpretación no aplica en este tipo de operaciones cuando las contrapartes en cuestión son accionistas o vinculados y actúan como tal,  ni cuando la permuta de deuda por instrumentos de patrimonio ya estaba prevista en los términos del contrato original.  En este caso la emisión de instrumentos de patrimonio se mediría a su valor razonable en la fecha de cancelación del pasivo y cualquier diferencia de este valor con el valor contable del pasivo se reconocería en el Estado Intermedio Consolidado de Resultados.

La Administración estima que esta interpretación no supondrá un cambio en las políticas contables.

4.	NIIF 9 Clasificación y Medición

Esta norma eventualmente reemplazará por completo a la actual NIC 39.  Entre otros cambios, se contempla la eliminación de las categorías de “instrumentos financieros disponibles para la venta” y “mantenidos hasta el vencimiento”.

La Administración se encuentra actualmente evaluando el impacto que supondrá la aplicación de esta nueva norma.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°02 - CAMBIOS CONTABLES:

La Circular N° 3.489, emitida el 29 de Diciembre de 2009, introduce cambios en varios capítulos del Compendio de Normas Contables de la SBIF.

Entre otros cambio señala que, a contar del mes de enero de 2010, el Banco debe complementar la base sobre la cual se determinan las provisiones por insolvencia relativas a operaciones contingentes, incluyendo ahora también las líneas de crédito de libre disposición, otros créditos contingentes y otros compromisos de crédito.  A su vez, deberá aplicar también los cambios en la exposición de riesgo aplicables a los créditos contingentes, que figuran en el capítulo B-3 del Compendio de Normas Contables de la SBIF. El efecto acumulado de estos cambios se deberá registrar en el patrimonio (utilidades retenidas) del Estado Intermedio de Situación Financiera Consolidado. El impacto de este cambio fue de MM$63.448 (Aproximadamente MM$52.662, netos de impuestos diferidos) imputados contra patrimonio.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°03 - HECHOS RELEVANTES:

Al 31 de Marzo de 2010, se han registrado los siguientes hechos relevantes que han influido en las operaciones de Banco o en los estados financieros:

a)	Directorio:

En cesión extraordinaria del Directorio celebrada el  22 de Diciembre de 2009 con motivo de la renuncia a su cargo de Director titular Juan Manuel Hoyos Martínez de Irujo, el Directorio ha nombrado en su reemplazo como Director titular a Oscar von Chrismar Carvajal quien en forma transitoria continuará ejerciendo el cargo de Gerente General del Banco hasta el 31 de Diciembre 2009.
Por otra parte se designa como Gerente General del Banco, a contar del 01 de Enero del 2010, a don Claudio Melandri Hinojosa,  además se designa como Director Suplente del Banco a don Juan Manuel Hoyos Martínez cargo que se encontraba vacante. A partir 01 de Enero del 2010 don Oscar von Chrismar Carvajal tendrá la calidad de Segundo Vicepresidente del Directorio.

b)	Emisión de Bonos Bancarios año 2010

Durante el año 2010 el Banco emitió Bonos Bancarios por un total de UF 6.000.000, los cuales corresponden al siguiente detalle.

						Fecha de	Fecha de
Serie		Monto		Plazo	Tasa de Emisión	Emisión	Vencimiento
F7	UF	3.000.000	(*)	4,5 años	3,3 % anual simple	01/11/2009	01/05/2014
F8	UF	3.000.000	(**)	4,5 años	3,6 % anual vencido	01/01/2010	01/07/2014
Total	UF	6.000.000

i.	Bonos Subordinados año 2010

Durante el año 2010, el Banco no ha colocado bonos subordinados en el mercado.

(*)
Con fecha 01 de Noviembre 2009, se inscribió en el registro de valores de la Superintendencia de Bancos e Instituciones Financieras, una línea de bonos bancarios correspondiente a una sola serie, denominada Serie F-7, por un monto total de UF 3.000.000, De este Bono, se han realizado colocaciones por UF 3.000.000 en el presente ejercicio, cubriéndose la total de la emisión.

(**)	Al cierre de Marzo de 2010, el Bono F8, posee un valor nominal sin colocar de UF 1.750.000.

c)	Impacto del Terremoto sobre la Calidad de Activos

El 27 de Febrero de 2010, algunas regiones de Chile se vieron fuertemente afectadas por un terremoto de gran magnitud. Estas zonas fueron económicamente afectadas, por lo cual se espera que los indicadores de cartera se deterioren. La exposición del Banco en las zonas más afectadas (regiones VI a la VIII) es de aproximadamente $1.658.845 millones equivalentes a un 11.8% de la cartera de préstamos del Banco al 28 de febrero de 2010.

La Administración se encuentra evaluando el efecto que este hecho generó en los activos fijos del Banco, así como también, los respectivos seguros involucrados en cada caso.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°04 - SEGMENTOS DE NEGOCIO:

El Banco administra y mide el desempeño de sus operaciones por segmentos de negocios. La información que se incluye en esta nota no es necesariamente comparable con la de otras instituciones financieras, debido a que se basa en el sistema interno de información para la gestión según los segmentos establecidos por el Banco. No obstante, la valorización y clasificación de los activos, pasivos y resultados de cada segmento considera los criterios contables señalados en Nota 01 d) de los estados financieros consolidados.

Las transacciones entre segmentos se realizan bajo condiciones y términos comerciales normales. Los activos, pasivos y resultados de cada segmento incluyen ítems directamente atribuibles al segmento al que pueden asignarse con una base razonable.

El Banco se compone de los siguientes segmentos de negocios:

Individuos

a.	Santander Banefe
Atiende a individuos con ingresos mensuales de entre $150.000 y $400.000 pesos, los cuales reciben servicios por medio de Santander Banefe. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos hipotecarios, tarjetas de débito, productos de ahorro, fondos mutuos y seguros.

b.	Banca Personas
Atiende a individuos con ingresos mensuales mayores a $400.000 pesos. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos comerciales, comercio exterior, préstamos hipotecarios, tarjetas de débito, cuentas corrientes, productos de ahorro, fondos mutuos, corretaje de acciones y seguros.

PYMEs

Atiende a compañías pequeñas con ventas anuales inferiores a MM$1.200. Este segmento ofrece a sus clientes una variedad de productos que incluyen préstamos comerciales, créditos con garantía estatal, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, productos de ahorro, fondos mutuos y seguros.

Institucionales

Atiende a organizaciones institucionales tales como universidades, organismos gubernamentales, municipalidades y gobiernos regionales. En este segmento se ofrece una variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, productos de ahorro, fondos mutuos y seguros.

Empresas

El segmento Empresas está compuesto por Banca Comercial y Banca Empresas, donde se encuentran como subsegmentos las empresas medianas, empresas del sector inmobiliario (Inmobiliaria) y Grandes Empresas:

a.	Empresas
Atiende a compañías con ventas anuales sobre los MM$ 1.200 y hasta MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, productos de ahorro, fondos mutuos y seguros.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

b.	Inmobiliaria
Este segmento también incluye todas las compañías en el sector inmobiliario. A estos clientes, en adición de ofrecerle los tradicionales servicios bancarios, se les ofrece servicios especializados para el financiamiento de proyectos principalmente residenciales, con la intención de aumentar la venta de préstamos hipotecarios.

Agrupa a todas las empresas inmobiliarias del sector que ejecutan proyectos para vender a terceros y a todas las constructoras con ventas anuales superiores a MM$ 800 sin tope.

c.	Grandes Empresas
Considera compañías con ventas anuales sobre los MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

Global Banking and Markets

El segmento Global Banking and Markets se compone de:

a.	Corporativa
Compañías multinacionales extranjeras o empresas multinacionales chilenas que tienen ventas por encima de los MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

b.	Tesorería
La División de Tesorería proporciona sofisticados productos financieros principalmente a compañías en el área de Banca Mayorista y el segmento de Empresas. Se incluyen productos como financiamiento y captación a corto plazo, servicios de corretaje, derivados, securitización y otros productos diseñados según la necesidad. El área de Tesorería también maneja la intermediación de posiciones, así como la cartera de inversiones propias.

Actividades Corporativas (“Otros”)

Este segmento incluye Gestión Financiera, que desarrolla las funciones globales de gestión de la posición estructural de cambio, del riesgo de interés estructural de la entidad matriz y del riesgo de liquidez. Este último, a través de la realización de emisiones y utilizaciones. Así mismo se gestionan, igualmente, los recursos propios, la dotación de capital que se hace a cada unidad y el costo de financiación de las inversiones realizadas. Todo ello hace que, habitualmente, tenga aportación negativa a los resultados.

Además este segmento incorpora todos los resultados intra-segmento, todas las actividades no asignadas a un segmento o producto con clientes.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

Las políticas contables de los segmentos son las mismas que las descritas en el resumen de los principios contables, y son personalizados para satisfacer las necesidades de gestión del Banco. El Banco obtiene la mayoría de sus ingresos procedentes de los ingresos por intereses, los ingresos por comisiones y los resultados por operaciones financieras. La máxima autoridad en la toma de decisiones de cada segmento se basa principalmente en los ingresos por intereses, los ingresos por comisiones y provisión de gastos para evaluar el desempeño de los segmentos, y así tomar decisiones sobre los recursos que se asignarán a estos.

Con el fin de lograr el cumplimiento de los objetivos estratégicos establecidos por la alta dirección y adaptarse a las cambiantes condiciones de mercado, cada cierto tiempo, el Banco realiza adecuaciones en su organización, modificaciones que a su vez impactan en mayor o menor medida, en la forma en que éste se gestiona o administra.

Así, la presente revelación entrega información sobre cómo el Banco se gestiona al 31 de Marzo de 2010. En cuanto a la información correspondiente al año anterior (2009), ésta ha sido preparada con los criterios vigentes al cierre de los presentes estados financieros con el objetivo de lograr la debida comparabilidad de cifras.

En concreto, a partir del 01 de Enero de 2010 los segmentos de Individuos, PYMEs, Institucional y Empresas ahora componen la Banca Comercial con reporte directo al Gerente General. El segmento de Global Banking and Markets quedó con reporte al Vicepresidente Ejecutivo de la organización.

Los cuadros que se presentan a continuación, muestran el resultado del Banco por segmentos de negocios por los períodos terminados a Marzo 2010 y Marzo 2009, como los saldos correspondientes a créditos y cuentas por cobrar a clientes al 31 de Marzo de 2010 y al 31 de Diciembre de 2009:

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

	Al 31 de Marzo de 2010
	Créditos y cuentas por	Ingreso neto por	Ingreso neto de				Contribución neta
	cobrar a clientes (1)	intereses y reajustes	comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	del segmento
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	7.411.686	129.942	43.554	468	(42.874)	(67.020)	64.070
Santander Banefe	611.629	25.636	7.863	2	(14.716)	(14.512)	4.273
Banca Personas	6.800.057	104.306	35.691	466	(28.158)	(52.508)	59.797
PYMEs	2.143.885	47.804	8.912	1.364	(15.939)	(15.737)	26.404
Institucionales	313.079	4.680	587	639	(68)	(2.299)	3.539

Empresas	2.907.944	32.022	6.437	2.886	(10.687)	(7.359)	23.299
Empresas	1.144.436	14.151	2.775	1.140	(1.862)	(3.599)	12.605
Grandes Empresas	1.303.681	13.755	2.876	1.582	(9.463)	(2.844)	5.906
Inmobiliaria	459.827	4.116	786	164	638	(916)	4.788
Banca Comercial	12.776.594	214.448	59.490	5.357	(69.568)	(92.415)	117.312

Global banking and markets	1.279.965	9.958	5.388	20.416	(171)	(8.042)	27.549
Corporativa	1.279.965	11.807	6.072	-	(171)	(2.826)	14.882
Tesorería	-	(1.849)	(684)	20.416	-	(5.216)	12.667
Otros	34.779	4.992	(2.527)	3.800	(448)	(3.542)	2.275

Totales	14.091.338	229.398	62.351	29.573	(70.187)	(103.999)	147.136
Otros ingresos operacionales							6.065
Otros gastos operacionales							(12.556)
Resultado por inversiones en sociedades							120
Impuesto a la renta							(21.760)
Utilidad (pérdida) consolidada del ejercicio							119.005

(1)	Corresponde a créditos y cuentas por cobrar a clientes más adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.
(2)	Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad (pérdida) de cambio neta.
(3)	Corresponde a la suma de gastos de administración más gastos de personal más amortizaciones y deterioro.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

	Al 31 de Marzo de 2009						Al 31 de Diciembre de 2009
	Ingreso neto por intereses	Ingreso neto de				Contribución neta del	Créditos y cuentas por cobrar
	y reajustes	comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	segmento	a clientes (1)
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	136.669	40.119	690	(66.293)	(64.895)	46.290	7.287.296
Santander Banefe	30.610	6.633	5	(21.817)	(13.164)	2.267	609.808
Banca Personas	106.059	33.486	685	(44.476)	(51.731)	44.023	6.677.488
PYMEs	54.158	10.529	2.467	(21.315)	(14.073)	31.766	2.097.592
Institucionales	5.008	477	327	87	(1.664)	4.235	291.867

Empresas	37.769	5.765	5.793	(3.571)	(7.300)	38.456	2.779.165
Empresas	16.259	3.026	3.277	(457)	(3.394)	18.711	1.092.162
Grandes Empresas	16.441	2.196	2.475	(3.198)	(2.822)	15.092	1.239.888
Inmobiliaria	5.069	543	41	84	(1.084)	4.653	447.115
Banca Comercial	233.604	56.890	9.277	(91.092)	(87.932)	120.747	12.455.920

Global banking and markets	(40.547)	4.566	36.638	(46)	(7.302)	(6.691)	1.266.310
Corporativa	19.906	4.845	-	(46)	(3.011)	21.694	1.266.310
Tesorería	(60.453)	(279)	36.638	-	(4.291)	(28.385)	-
Otros	(5.784)	175	22.900	204	(3.054)	14.441	29.046

Totales	187.273	61.631	68.815	-90.934	(98.288)	128.497	13.751.276

Otros ingresos operacionales						2.498
Otros gastos operacionales						(35.531)
Resultado por inversiones en sociedades						326
Impuesto a la renta						(16.259)
Utilidad (pérdida) consolidada del ejercicio						79.531
(1)	Corresponde a créditos y cuentas por cobrar a clientes mas adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.
(2)	Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad (pérdida) de cambio neta.
(3)	Corresponde a la suma de gastos de administración más gastos de personal más amortizaciones y deterioro.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°05 - EFECTIVO Y EQUIVALENTE DE EFECTIVO:

a)	El detalle de los saldos incluidos bajo efectivo y equivalente de efectivo es el siguiente:

	Al 31 de
	Marzo de 2010	Diciembre de2009
	MM$	MM$

Efectivo y depósitos en bancos
Efectivo	301.012	418.987
Depósitos en el Banco Central de Chile	794.662	988.978
Depósitos bancos nacionales	388	255
Depósitos en el exterior	430.748	635.238
Subtotales efectivo y depósitos en bancos	1.526.810	2.043.458

Operaciones con liquidación en curso netas	147.613	192.660

Totales efectivo y equivalente de efectivo	1.674.423	2.236.118

El nivel de los fondos en efectivo y en el Banco Central de Chile responde a regulaciones sobre encaje que el Banco debe mantener como promedio en períodos mensuales.

b)	Operaciones con liquidación en curso

Las operaciones con liquidación en curso corresponden a transacciones en que sólo resta la liquidación que aumentará o disminuirá los fondos en el Banco Central de Chile o en bancos del exterior, normalmente dentro de las próximas 24 a 48 hrs. hábiles siguientes al cierre de cada ejercicio. Estas operaciones se presentan de acuerdo al siguiente detalle:

		Al 31 de
		Marzo de 2010	Diciembre de2009
		MM$	MM$

Activos
Documentos a cargo de otros bancos (canje)		139.317	206.454
Fondos por recibir		206.204	261.680
	Subtotales	345.521	468.134
Pasivos
Fondos por entregar		197.908	275.474
	Subtotales	197.908	275.474

Operaciones con liquidación en curso netas		147.613	192.660

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°06 - INSTRUMENTOS PARA NEGOCIACIÓN:

El detalle de los instrumentos designados como instrumentos financieros para negociación es el siguiente:

	Al 31 de
	Marzo	Diciembre
	de 2010	de 2009
	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	845.932	667.703
Pagarés del Banco Central de Chile	16.918	63.868
Otros instrumentos del Estado y del Banco Central de Chile	11.471	29.806
Subtotales	874.321	761.377

Instrumentos de otras instituciones nacionales:
Pagarés de depósitos en bancos del país	-	-
Letras hipotecarias de bancos del país	11	11
Bonos de bancos del país	-	-
Bonos de otras empresas del país	3.506	-
Otros instrumentos emitidos en el país	-	-
Subtotales	3.517	11

Instrumentos de instituciones extranjeras:
Instrumentos de gobierno o bancos centrales del exterior	-	-
Otros instrumentos del exterior	-	-
Subtotales	-	-

Inversiones en fondos mutuos:
Fondos administrados por entidades relacionadas	46	37.151
Fondos administrados por terceros	-	-
Subtotales	46	37.151

Totales	877.884	798.539

Dentro del rubro“Instrumentos del Estado y del Banco Central de Chile” se incluyen instrumentos vendidos bajo acuerdos de retrocompra con clientes e instituciones financieras por un total de MM$ 326.474 y MM$ 506.127, al 31 de Marzo de 2010 y 31 de Diciembre de 2009.

Al 31 de Marzo de 2010 y al 31 de Diciembre de 2009 bajo instrumentos de otras instituciones nacionales y extranjera no existen instrumentos vendidos con pacto de retrocompra a clientes e instituciones financieras.

Los pactos de retrocompra tienen un vencimiento promedio de 28 días al 31 de Marzo 2010 (40 días al 31 de Diciembre de 2009).

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES:

a)	El Banco al 31 de Marzo de 2010 y al 31 de Diciembre de 2009, mantiene la siguiente cartera de instrumentos derivados:

	Al 31 de Marzo de 2010
	Monto nocional			Valor razonable
	Hasta 3	Más de 3 meses	Más de
	meses	a un año	un año	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-
Swaps de tasas de interés	-	89.445	545.883	6.932	990
Swaps de monedas y tasas	-	41.284	484.313	29.982	2.183
Opciones call de monedas	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	-	-	-	-	-
Subtotales	-	130.729	1.030.196	39.914	3.173

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	-	-	-	-
Swaps de tasas de interés	-	-	-	-	-
Swaps de monedas y tasas	-	836.976	76.089	10.769	29.616
Opciones call de monedas	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	-	-	-	-	-
Subtotales	-	836.976	76.089	10.769	29.616

Derivados de negociación
Forwards de monedas	5.039.925	9.280.441	631.668	167.055	166.919
Swaps de tasas de interés	405.659	5.974.161	10.072.182	320.657	414.629
Swaps de monedas y tasas	422.846	2.386.748	9.612.441	926.979	740.915
Opciones call de monedas	34.667	53.175	-	1.326	192
Opciones call de tasas	17	19.275	63.490	399	1.021
Opciones put de monedas	38.603	40.843	-	1.475	1.496
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	127.041	-	-	258	362
Subtotales	6.068.758	17.754.643	20.379.781	1.418.149	1.325.534

Totales	6.068.758	18.722.348	21.486.066	1.465.832	1.358.323

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

	Al 31 de Diciembre de 2009
	Monto nocional			Valor razonable
	Hasta 3	Más de 3 meses	Más de
	meses	a un año	un año	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-
Swaps de tasas de interés	-	86.963	580.132	2.446	3.794
Swaps de monedas y tasas	-	26.079	583.035	16.972	805
Opciones call de monedas	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	-	-	-	-	-
Subtotales	-	113.042	1.163.167	19.418	4.599

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	-	-	-	-
Swaps de tasas de interés	-	-	-	-	-
Swaps de monedas y tasas	51.993	582.830	73.551	4.741	52.301
Opciones call de monedas	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	-	-	-	-	-
Subtotales	51.993	582.830	73.551	4.741	52.301

Derivados de negociación
Forwards de monedas	6.533.147	4.195.874	587.541	199.665	184.112
Swaps de tasas de interés	2.418.161	4.240.574	9.618.573	243.965	330.975
Swaps de monedas y tasas	887.942	1.594.972	9.880.693	922.498	772.959
Opciones call de monedas	34.341	22.107	-	203	43
Opciones call de tasas	122	5.189	39.900	281	595
Opciones put de monedas	33.198	15.487	-	3.083	3.232
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	29.320	-	-	24	90
Subtotales	9.936.231	10.074.203	20.126.707	1.369.719	1.292.006

Totales	9.988.224	10.770.075	21.363.425	1.393.878	1.348.906

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

b)	Coberturas

Coberturas de valor razonable:

El Banco utiliza cross currency swap, interest rate swap y call money swap para cubrir su exposición a cambios en el valor razonable del elemento cubierto atribuibles al tipo de interés. Los instrumentos de cobertura ya mencionados, modifican el costo efectivo de emisiones a largo plazo, desde un tipo de interés fijo a un tipo de interés variable disminuyendo la duración y modificando la sensibilidad a los tramos más cortos de la curva.

A continuación se presenta el detalle de los elementos cubiertos e instrumentos de cobertura bajo coberturas de valor razonable, vigentes al 31 de Marzo de 2010 y al 31 de Diciembre de 2009, separado por plazo al vencimiento:
	Al 31 de Marzo de 2010
	Dentro de 1	Entre 1 y 3	Entre 3 y 6	Sobre 6
	año	años	años	años
	MM$	MM$	MM$	MM$

Elemento cubierto
Bonos Banco Central de Chile Pesos (BTU)	-	-	10.320	49.748
Bonos corporativos	-	-	11.282	-
Bonos corrientes o senior	-	419.800	-	-
Bonos subordinados	-	115.445	157.425	-
Créditos Corfo	-	-	25.000	22.192
Créditos interbancarios	15.752	136.435	-	-
Depósito a plazo	114.977	4.640	-	-
Letras hipotecarias	-	-	-	77.910

Totales	130.729	676.320	204.027	149.850

Instrumento de cobertura
Cross currency swap	41.284	188.910	167.745	127.659
Interest rate swap	74.445	482.770	11.282	-
Call money swap	15.000	4.640	25.000	22.191

Totales	130.729	676.320	204.027	149.850

	Al 31 de Diciembre de 2009
	Dentro de 1	Entre 1 y 3	Entre 3 y 6	Sobre 6
	año	años	años	años
	MM$	MM$	MM$	MM$

Elemento cubierto
Bonos Banco Central de Chile Pesos (BTU)	-	-	10.320	37.173
Bonos Banco Central de Chile UF (BCU)	-	83.113	57.911	31.588
Bonos corporativos	-	-	10.906	-
Bonos corrientes o senior	-	405.800	-	-
Bonos subordinados	-	111.595	152.175	-
Créditos Corfo	-	-	25.000	22.191
Créditos interbancarios	-	131.885	-	-
Depósito a plazo	113.042	4.640	-	-
Letras hipotecarias	-	-	-	78.870

Totales	113.042	737.033	256.312	169.822

Instrumento de cobertura
Cross currency swap	26.079	214.998	220.406	147.631
Interest rate swap	71.963	517.395	10.906	-
Call money swap	15.000	4.640	25.000	22.191

Totales	113.042	737.033	256.312	169.822

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
 AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

Coberturas de flujos de efectivo:

El Banco utiliza cross currency swaps para cubrir el riesgo de variabilidad de flujos atribuibles a cambios en la tasa de interés de bonos y créditos interbancarios emitidos a tasa variable. Los flujos de efectivo sobre los cross currency swaps se encuentran igualados a los flujos de efectivo de las partidas cubiertas, y modifican flujos inciertos, por flujos conocidos derivados de un tipo de interés fijo.

A continuación se presentan los nominales de la partida cubierta para el 31 de Marzo de 2010 y el 31 de Diciembre de 2009, y el período donde se producirán los flujos:

	Al 31 de Marzo de 2010
	Dentro de 1	Entre 1 y 3	Entre 3 y 6	Sobre 6
	año	años	años	años
	MM$	MM$	MM$	MM$

Elemento cubierto
Créditos interbancarios	836.976	76.089	-	-

Totales	836.976	76.089	-	-

Instrumento de cobertura
Cross currency swap	836.976	76.089	-	-

Totales	836.976	76.089	-	-

	Al 31 de Diciembre de 2009
	Dentro de 1	Entre 1 y 3	Entre 3 y 6	Sobre 6
	año	años	años	años
	MM$	MM$	MM$	MM$

Elemento cubierto
Bonos	-	-	-	-
Créditos interbancarios	634.823	73.551	-	-

Totales	634.823	73.551	-	-

Instrumento de cobertura
Cross currency swap	634.823	73.551	-	-

Totales	634.823	73.551	-	-

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

A continuación se presenta la estimación de los ejercicios donde se espera que se produzcan los flujos:

	Al 31 de Marzo de 2010
	Dentro de 1	Entre 1 y 3	Entre 3 y 6	Sobre 6
	año	años	años	años
	MM$	MM$	MM$	MM$

Elemento cubierto
Ingresos de flujo	-	-	-	-
Egresos de flujo	(6.789)	(2.562)	-	-
Flujos netos	(6.789)	(2.562)	-	-

Instrumento de cobertura
Ingresos de flujo	6.789	2.562	-	-
Egresos de flujo	(2.119)	(1.233)	-	-
Flujos netos	4.670	1.329	-	-

	Al 31 de Diciembre de 2009
	Dentro de 1	Entre 1 y 3	Entre 3 y 6	Sobre 6
	año	años	años	años
	MM$	MM$	MM$	MM$

Elemento cubierto
Ingresos de flujo	-	-	-	-
Egresos de flujo	(7.570)	(1.487)	-	-
Flujos netos	(7.570)	(1.487)	-	-

Instrumento de cobertura
Ingresos de flujo	7.570	1.487	-	-
Egresos de flujo	(2.570)	(938)	-	-
Flujos netos	5.000	549	-	-

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

c)
El resultado generado por aquellos derivados de flujos de efectivo cuyo efecto fue registrado en el Estado Intermedio de Cambios en el Patrimonio al 31 de Marzo de 2010 y 2009, se presenta a continuación:

	Al 31 de Marzo de
	2010	2009
	MM$	MM$

Bono senior	-	(4.489)
Crédito	(17.087)	(5.227)

Flujos netos	(17.087)	(9.715)

Considerando que los flujos variables, tanto del elemento cubierto como del elemento de cobertura, son espejos uno del otro, las coberturas son cercanas al 100% de eficiencia; lo que implica que todas las variaciones de valor atribuibles a componentes de tasa se netean casi por completo. Al 31 de Marzo de 2010 se llevó a resultados por ineficiencia MM$ 6.

Durante el período 2009 y 2008, el Banco no registró dentro de su cartera de coberturas contables de flujo de caja transacciones futuras previstas.

d)	A continuación se presenta el resultado generado por aquellos derivados de flujos de efectivo cuyo efecto fue traspasado desde otros resultados integrales a resultados del ejercicio:

	Al 31 de Marzo de
	2010	2009
	MM$	MM$

Bono senior	-	-
Crédito	(744)	-

Resultados netos por cobertura de flujos de efectivo	(744)	-

e)	Coberturas de inversión neta de negocios en el extranjero:

Al 31 de Marzo de 2010 y 2009, el Banco no presenta dentro de su cartera de coberturas contables, coberturas de inversiones netas en el exterior.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°08 - ADEUDADO POR BANCOS:

a)	Al 31 de Marzo de 2010 y al 31 de Diciembre de 2009, los saldos presentados en el rubro “Adeudado por bancos”, son los siguientes:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Bancos del país
Préstamos y avances a bancos	12.004	3
Depósitos en el Banco Central de Chile no disponibles	-	-
Títulos intransferibles del Banco Central de Chile	-	-
Otras acreencias con el Banco Central de Chile	-	-
Préstamos interbancarios	-	-
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del país	-	-
Otras acreencias con bancos del país	-	-
Provisiones y deterioro para créditos con bancos en el país	(5)	-

Bancos del exterior
Préstamos a bancos del exterior	35.763	23.409
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del exterior	-	-
Otras acreencias con bancos del exterior	-	-
Provisiones y deterioro para créditos con bancos en el exterior	(24)	(42)

Totales	47.738	23.370

b)	El importe en cada ejercicio por provisiones y deterioro de los créditos adeudados por bancos, se presenta a continuación:

	Al 31 de Marzo de 2010			Al 31 de Diciembre de 2009
	Bancos	Bancos del		Bancos	Bancos del
	del país	exterior	Total	del país	exterior	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero	-	42	42	-	35	35
Castigos	-	-	-	-	-	-
Provisiones constituidas	5	-	5	-	7	7
Provisiones liberadas	-	(18)	(18)	-	-	-

Totales	5	24	29	-	42	42

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°09 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES:

a)	Créditos y cuentas por cobrar a clientes

Al 31de marzo de 2010 y al 31 de Diciembre de 2009, la composición de la cartera de colocaciones es la siguiente:

	Activos antes de provisiones			Provisiones constituidas
Al 31 de Marzo de 2010	Cartera	Cartera		Provisiones	Provisiones
	normal	deteriorada(*)	Total	individuales	grupales	Total	Activo neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	4.917.831	669.215	5.587.046	61.538	75.789	137.327	5.449.719
Créditos de comercio exterior	596.298	99.376	695.674	21.002	973	21.975	673.699
Préstamos hipotecarios para fines generales	62.304	25.002	87.306	640	3.224	3.864	83.442
Operaciones de factoraje	142.790	3.742	146.532	1.657	605	2.262	144.270
Operaciones de leasing	916.378	71.114	987.492	7.366	1.405	8.771	978.721
Otros créditos y cuentas por cobrar	1.154	14.647	15.801	3.719	2.853	6.572	9.229

Subtotales	6.636.755	883.096	7.519.851	95.922	84.849	180.771	7.339.080

Colocaciones para vivienda
Préstamos con letras de crédito	159.336	5.695	165.031	-	578	578	164.453
Préstamos con mutuos hipotecarios endosables	134.195	62.388	196.583	-	9.838	9.838	186.745
Otros créditos con mutuos para vivienda	3.781.830	76.289	3.858.119	-	7.352	7.352	3.850.767
Operaciones de leasing	-	-	-	-	-	-	-

Subtotales	4.075.361	144.372	4.219.733	-	17.768	17.768	4.201.965

Colocaciones de consumo
Créditos de consumo en cuotas	982.305	428.253	1.410.558	-	140.503	140.503	1.270.055
Deudores por tarjetas de crédito	594.080	19.454	613.534	-	23.862	23.862	589.672
Contrato leasing consumo	3.225	338	3.563	-	20	20	3.543
Otros préstamos consumo	257.855	18.477	276.332	-	11.140	11.140	265.192

Subtotales	1.837.465	466.522	2.303.987	-	175.525	175.525	2.128.462

Totales	12.549.581	1.493.990	14.043.571	95.922	278.142	374.064	13.669.507

(*)
De acuerdo lo dispuesto en el N° 2 del título I del Capítulo E del Compendio de Normas Contables emitido por la SBIF, hasta el 30 de Noviembre de 2009, a efectos de determinar la cartera deteriorada no era obligatorio incluir automáticamente aquellos créditos de un deudor sujeto a evaluaciones grupales que se encontraran al día o con una morosidad inferior a 90 días.

Por lo tanto, a partir del 01 de Diciembre de 2009, dentro de este concepto se incluyen el 100% de los créditos o cuentas por cobrar que pueda tener un determinado deudor sujeto a evaluaciones grupales, cuando cualquiera de ellos presente una morosidad igual o superior a 90 días (ya sea que éstos se encuentren vigentes, con morosidad inferior a 90 días o vencidos).

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°09 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

	Activos antes de provisiones			Provisiones constituidas
Al 31 de Diciembre de 2009	Cartera	Cartera		Provisiones	Provisiones
	normal	deteriorada(*)	Total	individuales	grupales	Total	Activo neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	4.832.638	656.957	5.489.595	45.857	78.418	124.275	5.365.320
Créditos de comercio exterior	531.487	104.841	636.328	21.732	1.295	23.027	613.301
Préstamos hipotecarios para fines generales	69.060	23.851	92.911	623	2.947	3.570	89.341
Operaciones de factoraje	126.106	4.166	130.272	1.642	744	2.386	127.886
Operaciones de leasing	890.107	74.591	964.698	6.531	1.308	7.839	956.859
Otros créditos y cuentas por cobrar	1.026	9.932	10.958	1.912	3.430	5.342	5.616

Subtotales	6.450.424	874.338	7.324.762	78.297	88.142	166.439	7.158.323

Colocaciones para vivienda
Préstamos con letras de crédito	169.827	5.765	175.592	-	576	576	175.016
Préstamos con mutuos hipotecarios endosables	139.890	59.249	199.139	-	9.040	9.040	190.099
Otros créditos con mutuos para vivienda	3.717.188	67.134	3.784.322	-	6.918	6.918	3.777.404
Operaciones de leasing	-	-	-	-	-	-	-

Subtotales	4.026.905	132.148	4.159.053	-	16.534	16.534	4.142.519

Colocaciones de consumo
Créditos de consumo en cuotas	945.924	432.120	1.378.044	-	130.532	130.532	1.247.512
Deudores por tarjetas de crédito	564.685	22.252	586.937	-	24.433	24.433	562.504
Contrato leasing consumo	3.447	388	3.835	-	9	9	3.826
Otros préstamos consumo	250.742	24.491	275.233	-	11.538	11.538	263.695

Subtotales	1.764.798	479.251	2.244.049	-	166.512	166.512	2.077.537

Totales	12.242.127	1.485.737	13.727.864	78.297	271.188	349.485	13.378.379

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°09 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

b)	Características de la cartera:

Al 31 de Marzo de 2010 y al 31 de Diciembre de 2009, la cartera antes de provisiones, presenta un desglose según la actividad económica del cliente, de acuerdo a lo siguiente:

	Créditos en el país (*)		Créditos en el exterior		Total créditos		Tasa
	Al 31 de Marzo de	Al 31 de Diciembre de	Al 31 de Marzo de	Al 31 de Diciembre de	Al 31 de Marzo de	Al 31 de Diciembre de	Al 31 de Marzo de	Al 31 de Diciembre de
	2010	2009	2010	2009	2010	2009	2010	2009
	MM$	MM$	MM$	MM$	MM$	MM$	%	%

Colocaciones comerciales
Manufacturas	698.104	640.395	-	-	698.104	640.395	4,96	4,66
Minería	62.845	67.057	-	-	62.845	67.057	0,45	0,49
Electricidad, gas y agua	144.359	144.386	-	-	144.359	144.386	1,02	1,05
Agricultura y ganadería	636.296	610.909	-	-	636.296	610.909	4,52	4,44
Forestal	75.084	71.085	-	-	75.084	71.085	0,53	0,52
Pesca	134.203	127.025	-	-	134.203	127.025	0,95	0,92
Transporte	380.803	362.508	-	-	380.803	362.508	2,70	2,64
Comunicaciones	173.111	164.077	-	-	173.111	164.077	1,23	1,19
Construcción	842.269	817.293	-	-	842.269	817.293	5,98	5,94
Comercio (**)	1.721.967	1.650.903	35.763	23.409	1.757.730	1.674.312	12,47	12,18
Servicios	292.174	288.256	-	-	292.174	288.256	2,07	2,10
Otros	2.370.650	2.380.871	-	-	2.370.650	2.380.871	16,82	17,31

Subtotales	7.531.865	7.324.765	35.763	23.409	7.567.628	7.348.174	53,70	53,44

Colocaciones para la vivienda	4.219.727	4.159.053	-	-	4.219.727	4.159.053	29,95	30,24

Colocaciones de consumo	2.303.983	2.244.049	-	-	2.303.983	2.244.049	16,35	16,32

Totales	14.055.575	13.727.867	35.763	23.409	14.091.338	13.751.276	100,00	100,00

(*)	Incluye créditos y cuentas por cobrar a clientes y adeudados por bancos del país (Nota 08).
(**)	Incluye préstamos a instituciones financieras del país por un monto de MM$ 12.004 al 31 de Marzo de 2010 (MM$ 3 al 31 de Diciembre de 2009).

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°09 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

c)	Provisiones

El movimiento de las provisiones, durante los periodos finalizados al 31 de Marzo de 2010 y al 31 de Diciembre de 2009 se resume como sigue:

	Al 31 de Marzo de			Al 31 de Diciembre de
	2010			2009
	Provisiones	Provisiones		Provisiones	Provisiones
	individuales	grupales	Total	individuales	grupales	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de	78.297	271.188	349.485	54.091	220.114	274.205

Castigos de cartera deteriorada:				-	-	-
Colocaciones comerciales	(2.758)	(12.100)	(14.858)	(4.898)	(43.220)	(48.118)
Colocaciones para vivienda	-	(3.372)	(3.372)	-	(8.708)	(8.708)
Colocaciones de consumo	-	(33.928)	(33.928)	-	(239.005)	(239.005)

Totales castigos	(2.758)	(49.400)	(52.158)	(4.898)	(290.933)	(295.831)

Provisiones constituidas	24.476	60.357	84.833	34.739	363.670	398.409
Provisiones liberadas	(4.093)	(4.003)	(8.096)	(5.635)	(21.663)	(27.298)

Totales	95.922	278.142	374.064	78.297	271.188	349.485

Además de estas provisiones por riesgo de crédito, se mantienen provisiones por riesgo país para cubrir operaciones en el exterior, las que se presentan en el pasivo bajo el rubro provisiones.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°10 - INSTRUMENTOS DE INVERSIÓN:

Al 31 de Marzo de 2010 y al 31 de Diciembre de 2009, el detalle de los instrumentos designados como instrumentos financieros mantenidos disponibles para la venta es el siguiente:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	956.511	1.063.879
Pagarés del Banco Central de Chile	116.332	264.011
Otros instrumentos del Estado y del Banco Central de Chile	253.940	212.362

Subtotales	1.326.783	1.540.252

Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	-	41.407
Letras hipotecarias de bancos del país	232.817	236.847
Bonos de bancos del país	-	-
Bonos de otras empresas del país	11.849	11.584
Otros instrumentos emitidos en el país	1.390	-

Subtotales	246.056	289.838

Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-
Otros instrumentos en el exterior	-	-
Subtotales	-	-

Totales	1.572.839	1.830.090

Los instrumentos del Estado y del Banco Central incluyen instrumentos vendidos bajo acuerdos de retrocompra con clientes e instituciones financieras por un total de MM$ 435.791, y MM$ 936.809 al 31 de Marzo de 2010 y al 31 de Diciembre de 2009, respectivamente.

Al 31 de Marzo de 2010 los instrumentos disponibles para la venta incluyen pérdidas netas no realizadas por MM$ 21.726 reconocidas como “Ajuste de valoración en patrimonio”, distribuido entre un monto de MM$ 21.494 atribuible a propietarios del Banco y un monto de MM$ 232 atribuible a interés no controlador.

Al 31 de Diciembre de 2009 los instrumentos disponibles para la venta incluyen pérdidas netas no realizadas por MM$ 29.304 reconocidas como “Ajuste de valoración en patrimonio”, distribuido entre un monto de MM$ 29.132 atribuible a propietarios del Banco y un monto de MM$ 172 atribuible a interés no controlador.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°11 - INTANGIBLES:

a)	La composición del rubro al 31 de Marzo de 2010 y al 31 de Diciembre de 2009 es la siguiente:

				Al 31 de Marzo de 2010
		Años	Saldo inicial
	Años de	amortización	01 de Enero		Amortización
	vida útil	remanente	de 2010	Saldo bruto	acumulada	Saldo neto
			MM$	MM$	MM$	MM$

Licencias	3	2,1	1.544	5.119	(3.218)	1.901
Desarrollo software (adquiridos)	3	2	75.716	125.222	(54.833)	70.389

Totales			77.260	130.341	(58.051)	72.290

				Al 31 de Diciembre de 2009
		Años	Saldo inicial
	Años de	amortización	01 de Enero		Amortización
	vida útil	remanente	de 2009	Saldo bruto	acumulada	Saldo neto
			MM$	MM$	MM$	MM$

Licencias	3	1,8	1.732	4.422	(2.878)	1.544
Desarrollo software (adquiridos)	3	2	66.500	123.939	(48.223)	75.716

Totales			68.232	128.361	(51.101)	77.260

b)	El movimiento del rubro activos intangibles al 31 de Marzo de 2010 y al 31 de Diciembre de 2009, es el siguiente:

b.1)	Saldo bruto

	Desarrollo software
	Licencias	(adquiridos)	Total
	MM$	MM$	MM$

Saldos brutos 2010
Saldos al 01 de Enero de 2010	4.422	123.939	128.361
Adquisiciones	697	1.283	1.980
Otros	-	-	-

Saldos al 31 de Marzo de 2010	5.119	125.222	130.341

Saldos brutos 2009
Saldos al 01 de Enero de 2009	3.194	91.207	94.401
Adquisiciones	1.228	32.732	33.960
Otros	-	-	-

Saldos al 31 de Diciembre de 2009	4.422	123.939	128.361

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°11 - INTANGIBLES, continuación:

b.2)	Amortización acumulada

	Desarrollo software
	Licencias	(adquiridos)	Total
	MM$	MM$	MM$

Saldos al 01 de Enero de 2010	(2.878)	(48.223)	(51.101)
Amortización del año	(340)	(6.610)	(6.950)
Otros cambios en el valor libro del período	-	-	-

Saldos al 31 de Marzo de 2010	(3.218)	(54.833)	(58.051)

Saldos al 01 de Enero de 2009	(1.462)	(24.707)	(26.169)
Amortización del año	(1.416)	(23.516)	(24.932)
Otros cambios en el valor libro del ejercicio	-	-	-

Saldos al 31 de Diciembre de 2009	(2.878)	(48.223)	(51.101)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°12 - ACTIVO FIJO:

a)	La composición de los rubros al 31 de Marzo 2010 y al 31 de Diciembre de 2009, es la siguiente:

		Al 31 de Marzo 2010
	Saldo inicial
	01 de Enero		Depreciación
	de 2010	Saldo bruto	acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	161.922	180.664	(21.753)	158.911
Equipos	13.391	28.404	(16.304)	12.100
Cedidos en arrendamiento	689	1.595	(73)	1.522
Otros	8.120	17.688	(10.240)	7.448

Totales	184.122	228.351	(48.370)	179.981

		Al 31 de Diciembre 2009
	Saldo inicial
	01 de Enero		Depreciación
	de 2009	Saldo bruto	acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	170.197	180.868	(18.946)	161.922
Equipos	15.597	27.993	(14.602)	13.391
Cedidos en arrendamiento	4.092	727	(38)	689
Otros	10.503	17.513	(9.393)	8.120

Totales	200.389	227.101	(42.979)	184.122

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°12 - ACTIVO FIJO, continuación:

b)	El movimiento del rubro activos fijos al 31 de Marzo de 2010 y al 31 de Diciembre de 2009, es el siguiente:

b.1)	Saldo bruto

			Cedidos en
	Terrenos y		arrendamiento
	construcciones	Equipos	operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2010	180.868	27.993	727	17.513	227.101
Adiciones	525	427	-	175	1.127

Retiros / bajas	-	-	-	-	-
Deterioro por siniestros	-	(16)	-	-	(16)
Traspasos	(729)	-	868	-	139
Otros	-	-	-	-	-

Saldos al 31 de Marzo de 2010	180.664	28.404	1.595	17.688	228.351

			Cedidos en
	Terrenos y		arrendamiento
	construcciones	Equipos	operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2009	178.502	22.990	4.161	16.150	221.803
Adiciones	5.730	5.085	-	941	11.756
Retiros / bajas (ii)	(2.637)	(7)	(4.161)	(19)	(6.824)
Deterioro por siniestros (i)	-	(75)	-	-	(75)
Traspasos	(727)	-	727	441	441
Otros	-	-	-	-	-

Saldos al 31 de Diciembre de 2009	180.868	27.993	727	17.513	227.101

(i)
Durante el año 2010, el Banco reconoció deterioros por siniestros de bienes del activo fijo (ATM) por un total de MM$ 16 (MM $ 75 al 31 de Diciembre de 2009), la indemnización recibida de la compañía de seguros, correspondiente a estos siniestros, se muestra en “Otros ingresos” en el Estado Intermedio Consolidado de Resultados.

(ii)
Con fecha 30 de Diciembre de 2009 el Banco realizó la venta del inmueble, recibido en pago, ubicado en calle Bandera N°201, a IM Trust Administradora General de Fondos para el Fondo de Inversión Privado Inmobiliario.

b.2)	Depreciación acumulada

			Cedidos en
	Terrenos y		arrendamiento
	construcciones	Equipos	operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2010	(18.946)	(14.602)	(38)	(9.393)	(42.979)
Cargos por depreciación del ejercicio	(2.807)	(1.702)	(35)	(847)	(5.391)
Bajas y ventas del ejercicio	-	-	-	-	-
Operaciones discontinuadas	-	-	-	-	-

Saldos al 31 de Marzo de 2010	(21.753)	(16.304)	(73)	(10.240)	(48.370)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°12 - ACTIVO FIJO, continuación:

			Cedidos en
	Terrenos y		arrendamiento
	construcciones	Equipos	operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2009	(8.305)	(7.393)	(69)	(5.647)	(21.414)
Cargos por depreciación del ejercicio	(10.705)	(7.209)	(31)	(3.746)	(21.691)
Bajas y ventas del ejercicio	64	-	62	-	126
Operaciones discontinuadas	-	-	-	-	-

Saldos al 31 de Marzo de 2009	(18.946)	(14.602)	(38)	(9.393)	(42.979)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°13 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS:

a)	Impuestos corrientes

El Banco al 31 de Marzo de 2010 y al 31 de Diciembre de 2009, ha constituido la provisión de impuesto a la renta de primera categoría, la cual se determinó en base de las disposiciones legales tributarias vigentes y se ha reflejado el pasivo correspondiente por MM$ 69.791 al 31 de Marzo de 2010 y por MM$ 59.290 al 31 de Diciembre de 2009). Dicha provisión se presenta neta de los impuestos por pagar, según se detalla a continuación:

	Al 31 de marzo de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Resumen de los pasivos (activos) por impuestos corrientes
(Activos) por impuestos corrientes	(4.649)	(4.541)
Pasivos por impuestos corrientes	74.440	63.831

Totales impuestos por pagar (recuperar)	69.791	59.290

Desglose de los pasivos (activos) por impuestos corrientes (neto)
Impuesto a la renta, tasa de impuesto 17%	127.352	106.882
Menos:
Pagos provisionales mensuales	(47.340)	(41.061)
PPM por pérdidas acumuladas artículo N°31 inciso 3	-	-
Crédito por gastos por capacitación	(1.149)	(1.148)
Otros	(9.072)	(5.383)

Totales impuestos por pagar (recuperar)	69.791	59.290

b)	Resultados por impuestos

El efecto del gasto tributario durante los períodos comprendidos entre el 01 de Enero de 2010 al 31 de marzo de 2010 y entre el 01 de Enero de 2009 al 31 de Marzo de 2009, se compone de los siguientes conceptos:

	Al 31 de Marzo de	Al 31 de Marzo de
	2010	2009
	MM$	MM$

Gastos por impuesto a la renta
Impuesto año corriente	27.345	41.847

Abonos (cargos) por impuestos diferidos
Originación y reverso de diferencias temporarias	(5.600)	(25.606)
Beneficio fiscal ejercicios anteriores	-	-
Subtotales	21.745	16.241
Impuesto por gastos rechazados artículo N°21	15	18

Otros	-	-

Cargos netos a resultados por impuesto a la renta	21.760	16.259

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°13 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación:

c)	Reconciliación de la tasa de impuesto efectiva

A continuación se indica la conciliación entre la tasa de impuesto a la renta y la tasa efectiva aplicada en la determinación del gasto por impuesto al 31 de Marzo de 2010 y el 31 de Marzo de 2009.

	Al 31 de Marzo de
	2010		2009
	Tasa de		Tasa de
	impuesto	Monto	Impuesto	Monto
	%	MM$	%	MM$

Utilidad antes de impuesto	17,00	23.930	17,00	16.284
Diferencias permanentes	(1,55)	(2.188)	(2,34)	(2.238)
Agregados o deducciones	-	-	1,41	1.348
Impuesto único (gastos rechazados)	0,01	15	0,02	18
Otros	(0,00)	3	0,88	847

Tasas efectivas y gastos por impuesto a la renta	15,46	21.760	16,97	16.259

La tasa efectiva para impuesto a la renta para Marzo del año 2010 y 2009 es 15,46 % y 16,97%, respectivamente.

d)	Efecto de impuestos diferidos en patrimonio

A continuación se presenta el resumen del efecto de impuesto diferido en patrimonio de forma separada mostrando los saldos correspondientes al activo y pasivo durante los períodos comprendidos entre el 01 de Enero de 2010 al 31 de marzo de 2010 y entre el 01 de Enero de 2009 al 31 de de Diciembre de 2009, se compone por los siguientes conceptos:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Activos por impuestos diferidos
Inversiones disponibles para la venta	3.693	4.982
Cobertura de flujo de efectivo	3.027	537
Totales activos por impuestos diferidos con efecto en patrimonio	6.720	5.519

Pasivos por impuestos diferidos
Cobertura de flujo de efectivo	-	-
Totales pasivos por impuestos diferidos con efecto en patrimonio	-	-

Saldos netos impuestos diferidos en patrimonio	6.720	5.519

Impuestos diferidos en patrimonio de cargo de los propietarios del Banco	6.681	5.490
Impuestos diferidos en patrimonio de cargo de interés no controlador	39	29

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°13 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación:

e)	Efecto de impuestos diferidos en resultado

Al 31 de Marzo de 2010 y al 31 de Diciembre de 2009, el Banco ha registrado en sus estados financieros los efectos de los impuestos diferidos.

A continuación se presentan los efectos por impuestos diferidos en el activo, pasivo, y resultados asignados por diferencias temporarias:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$
Activos por impuestos diferidos
Intereses y reajustes	1.978	2.012
Castigo extraordinario	8.747	8.804
Bienes recibidos en pago	862	595
Ajustes tipo de cambio	1.065	35
Valoración activo fijo	7.033	7.472
Provisión colocaciones	45.707	43.420
Provisión por gastos	3.924	6.556
Derivados	43	17
Bienes en leasing	17.639	19.241
Pérdida tributaria de afiliadas	4.202	51
Otros	5.266	1.507
Totales activos por impuestos diferidos	96.466	89.710

Pasivos por impuestos diferidos
Valoración inversiones	(89)	(2.512)
Depreciaciones	(60)	(78)
Gastos anticipados	(745)	(519)
Otros	(756)	(271)
Totales pasivos por impuestos diferidos	(1.650)	(3.380)

f)	Resumen de impuestos diferidos totales

A continuación se presentan el resumen de los impuestos diferidos, considerando tanto su efecto en patrimonio como en resultado.

	Al 31 de Marzo de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Activos por impuestos diferidos
Con efecto en patrimonio	6.720	5.519
Con efecto en resultado	96.466	89.710
Totales activos por impuestos diferidos	103.186	95.229

Pasivos por impuestos diferidos
Con efecto en patrimonio	-	-
Con efecto en resultado	(1.650)	(3.380)
Totales pasivos por impuestos diferidos	(1.650)	(3.380)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°14 - OTROS ACTIVOS:

La composición del rubro Otros activos, es la siguiente:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Activos para leasing (*)	36.993	52.070

Bienes recibidos en pago o adjudicados (**)
Bienes recibidos en pago	15.386	10.405
Bienes adjudicados en remate judicial	7.073	2.179
Provisiones por bienes recibidos en pago o adjudicados	(1.118)	(431)
Subtotales	21.341	12.153
Otros activos
Depósitos de dinero en garantía	231.147	229.083
IVA crédito fiscal	4.224	7.180
Impuesto a la renta por recuperar	11.527	15.261
Gastos pagados por anticipado	18.479	8.960
Bienes recuperados de leasing para la venta	2.772	985
Activos por planes de pensiones	4.629	4.893
Cuentas y documentos por cobrar	93.499	53.196
Documentos por cobrar por intermediación corredora y operaciones simultáneas	115.858	60.622
Mayor valor pagado en compra de letras de propia emisión	518	561
Otros activos	31.711	7.595
Subtotales	514.364	388.336
Totales	572.698	452.559

(*)	Corresponden a los activos disponibles para ser entregados bajo la modalidad de arrendamiento financiero.

(**)
Los bienes recibidos en pago, corresponden a bienes recibidos como pago de deudas vencidas de los clientes. El conjunto de bienes que se mantengan adquiridos en esta forma no debe superar en ningún momento el 20% del patrimonio efectivo del Banco. Estos activos representan actualmente un 0,94% (0,52 % al 31 de Diciembre de 2009) del patrimonio efectivo del Banco.

Los bienes adjudicados en remate judicial, corresponden a bienes que han sido adquiridos en remate judicial en pago de deudas previamente contraídas con el Banco. Los bienes adquiridos en remate judicial no quedan sujetos al margen anteriormente comentado. Estos inmuebles son activos disponibles para la venta. Para la mayoría de los activos, se espera completar la venta en el plazo de un año contado desde la fecha en el que el activo se recibe o adquiere. En caso que dicho bien no sea vendido dentro del transcurso de un año, éste debe ser castigado.

Adicionalmente, se registra una provisión por la diferencia entre el valor de adjudicación inicial más sus adiciones y su valor estimado de realización (tasación), cuando el primero sea mayor.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°15 - DEPÓSITOS Y OTRAS CAPTACIONES:

Al 31 de Marzo de 2010 y al 31 de Diciembre de 2009, la composición del rubro Depósitos y otras captaciones, es la siguiente:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Depósitos y otras obligaciones a la vista
Cuentas corrientes	3.032.968	2.776.607
Otros depósitos y cuentas a la vista	314.699	303.495
Otras obligaciones a la vista	542.563	453.432

Totales	3.890.230	3.533.534

Depósitos y otras captaciones a plazo
Depósitos a plazo	4.133.549	4.219.392
Cuentas de ahorro a plazo	100.546	98.985
Otros saldos acreedores a plazo	2.584.844	2.856.880

Totales	6.818.939	7.175.257

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°16 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES:

Al 31 de marzo de 2010 y al 31 de Diciembre de 2009, la composición del rubro es la siguiente:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Otras obligaciones financieras
Obligaciones con el sector público	101.058	90.144
Otras obligaciones en el país	55.490	55.015
Obligaciones con el exterior	17.949	1.752
Subtotales	174.497	146.911
Instrumentos de deuda emitidos
Letras de crédito hipotecarias	240.727	263.864
Bonos corrientes	2.025.215	2.068.786
Bonos subordinados	606.158	592.026
Subtotales	2.872.100	2.924.676

Totales	3.046.597	3.071.587

Las deudas clasificadas como de corto plazo son aquellas que constituyen obligaciones a la vista o que vencerán en un plazo igual o inferior a un año. Todas las otras deudas son clasificadas como de largo plazo. Las deudas del Banco, tanto de corto como de largo plazo, son resumidas a continuación:

	Al 31 de Marzo de 2010
	Largo plazo	Corto plazo	Total
	MM$	MM$	MM$

Letras de crédito hipotecarias	198.117	42.610	240.727
Bonos corrientes	1.919.306	105.909	2.025.215
Bonos subordinados	596.371	9.787	606.158
Instrumentos de deuda emitidos	2.713.794	158.306	2.872.100

Otras obligaciones financieras	120.141	54.356	174.497

Totales	2.833.935	212.662	3.046.597

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°16 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

	Al 31 de Diciembre de 2009
	Largo plazo	Corto plazo	Total
	MM$	MM$	MM$

Letras hipotecarias	213.853	50.011	263.864
Bonos corrientes	1.901.972	166.814	2.068.786
Bonos subordinados	592.026	-	592.026
Instrumentos de deuda emitidos	2.707.851	216.825	2.924.676

Otras obligaciones financieras	109.013	37.898	146.911

Totales	2.816.864	254.723	3.071.587

a)	Bonos para financiamiento hipotecario

Estos bonos son usados para financiar préstamos hipotecarios. Los principales montos de éstos son amortizados trimestralmente. El rango de vencimiento de estas obligaciones es entre cinco y veinte años. Los bonos están indexados a la UF y devengan una tasa de interés anual de 5,34 % a Marzo de 2010 y 4,7% a Diciembre de 2009.

	Al 31 de marzo de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Vence dentro de 1 año	42.610	50.011
Vence entre 1 y 2 años	29.298	31.804
Vence entre 2 y 3 años	27.523	28.574
Vence entre 3 y 4 años	26.531	23.277
Vence entre 4 y 5 años	24.411	27.350
Vence posterior a 5 años	90.354	102.848
Totales letras hipotecarias	240.727	263.864

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°16 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

b)	Bonos corrientes

La siguiente tabla muestra, en las fechas indicadas, nuestros bonos emitidos.

	Al 31 de Marzo de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Bonos Santander en UF	1.600.388	1.660.877
Bonos Santander en US $	424.827	407.909
Totales bonos corrientes	2.025.215	2.068.786

Durante el año 2010, el Banco colocó Bonos por un monto de 5.340.000 UF.

Bonos
Series	Monto	Plazo	Tasa de emisión	Fecha de emisión	Fecha de vencimiento

F6	UF 3.000.000(*)	5 años	3,50% anual simple	01-09-2009	01-09-2014
F7	UF 3.000.000(**)	4,5 años	3,30% anual simple	01-11-2009	01-05-2014
F8	UF 3.000.000(***)	4,5 años	3,60% anual vencido	20-01-2010	01-07-2014
Total	UF 9.000.000

Durante el año 2009, el Banco colocó bonos por UF 16.289.000 y de USD 800.000.000.

Bonos
Series	Monto	Plazo	Tasa de emisión	Fecha de emisión	Fecha de vencimiento

F1	UF 3.000.000	8 años	3,50% anual simple	02-05-2008	02-05-2016
F2	UF 2.379.000	9 años	4,20% anual simple	01-09-2008	01-09-2017
F3	UF 3.000.000	5 años	4,50% anual simple	01-02-2009	01-02-2014
F4	UF 3.000.000	4 años	4,50% anual simple	01-02-2009	01-02-2013
F5	UF 3.000.000	4,5 años	2,50% anual simple	01-05-2009	01-11-2013
F6	UF 3.000.000(*)	5 años	3,50% anual simple	01-09-2009	01-09-2014
F7	UF 3.000.000(**)	4,5 años	3,30% anual simple	01-11-2009	01-05-2014
Total	UF 20.379.000

144 A	USD 500.000.000	3 años	2,88% anual simple	13-11-2009	13-11-2012
144 A	USD 300.000.000	3 años	2,88% anual simple	13-11-2009	13-11-2012
Total	USD 800.000.000

(*)
Al cierre del ejercicio 2009, el Bono F6 poseía un valor nominal sin colocar de UF 1.090.000.  De este Bono, se han realizado colocaciones por UF 1.090.000 en el presente ejercicio, cubriéndose el total de la emisión.

(**)
Al cierre del ejercicio 2009, el Bono F7 poseía un valor nominal sin colocar de UF 3.000.000. De este Bono, se han realizado colocaciones por UF 3.000.000 en el presente ejercicio, cubriéndose el total de la emisión.

(***)	Al cierre de Marzo 2010, el Bono F8 posee un valor nominal sin colocar de UF 1.750.000

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
 AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°16 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

El vencimiento de estos bonos es el siguiente:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Vence dentro de 1 año	105.909	166.814
Vence entre 1 y 2 años	111.264	218.339
Vence entre 2 y 3 años	556.883	438.446
Vence entre 3 y 4 años	382.610	378.064
Vence entre 4 y 5 años	274.507	171.647
Vence posterior a 5 años	594.042	695.476
Totales bonos	2.025.215	2.068.786

c)	Bonos subordinados

La siguiente tabla muestra, en las fechas indicadas, los saldos de nuestros bonos subordinados.

	Al 31 de Marzo de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Bonos subordinados en US $	295.852	278.087
Bonos subordinados en UF	310.306	313.939
Totales bonos subordinados	606.158	592.026

Durante el año 2010 el Banco no ha colocado bonos subordinados en el mercado local.

Durante el año 2009, el Banco colocó bonos subordinados en el mercado local por UF 300.000, el que se detalla a continuación:

Bonos Subordinados
Series	Monto	Plazo	Tasa de emisión	Fecha de emisión	Fecha de vencimiento

G2 (*)	UF 300.000	30 años	4,8% anual simple	01-09-2008	01-03-2038
Total	UF 300.000

(*)	Al 31 de Diciembre de 2009 existen bonos de la serie G2 sin colocar por un valor nominal de UF 1.950.000.

La madurez de estos bonos, considerados de largo plazo, es la siguiente:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Vence dentro de 1 año	9.787	-
Vence entre 1 y 2 años	-	12.899
Vence entre 2 y 3 años	115.172	119.211
Vence entre 3 y 4 años	-	-
Vence entre 4 y 5 años	180.682	158.876
Vence posterior a 5 años	300.518	301.040
Totales bonos subordinados	606.159	592.026

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°16 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

d)	Otras obligaciones financieras

La composición de las otras obligaciones financieras, de acuerdo a su vencimiento, se resume a continuación:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$
Obligaciones a largo plazo:
Vence entre 1 y 2 años	5.820	4.583
Vence entre 2 y 3 años	5.172	3.515
Vence entre 3 y 4 años	30.420	3.556
Vence entre 4 y 5 años	3.714	27.868
Vence posterior a 5 años	75.015	69.491
Subtotales obligaciones financieras a largo plazo	120.141	109.013

Obligaciones a corto plazo:
Monto adeudado por operaciones de tarjeta de crédito	31.653	31.045
Aprobación de cartas de crédito	17.544	-
Otras obligaciones financieras a largo plazo, porción corto plazo	5.159	6.853
Subtotales obligaciones financieras a corto plazo	54.356	37.898

Totales otras obligaciones financieras	174.497	146.911

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°17 - VENCIMIENTO DE ACTIVOS Y PASIVOS:

Al 31 de Marzo de 2010 y al 31 de Diciembre de 2009, el desglose por vencimientos de los activos y pasivos, es el siguiente:

	A la		Entre 1 y 3	Entre 3 y 12	Subtotal hasta	Entre 1	Más de	Subtotal sobre
Al 31 de Marzo de 2010	vista	Hasta 1 mes	meses	meses	1 año	y 5 años	5 años	1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activo
Efectivo y depósitos en bancos	1.526.810	-	-	-	1.526.810	-	-	-	1.526.810
Operaciones con liquidación en curso	345.521	-	-	-	345.521	-	-	-	345.521
Instrumentos para negociación	46	871	128.901	606.201	736.019	135.986	5.879	141.865	877.884
Contratos de retrocompra y préstamos de valores	-	3.679	-	-	3.679	-	-	-	3.679
Contratos de derivados financieros	-	58..773	40.952	230.987	330.712	774.258	360.862	1.135.120	1.465.832
Adeudado por bancos	-	47.738	-	-	47.738	-	-	-	47.738
Créditos y cuentas por cobrar a clientes (*)	201.138	1.549.086	983.439	1.991.187	4.724.850	4.300.878	4.643.779	8.944.657	13.669.507
Instrumentos de inversión disponibles para la venta	424	31.166	55.286	183.545	270.421	686.975	615.443	1.302.418	1.572.839
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-

Totales activos	2.073.939	1.691.313	1.208.578	3.011.920	7.985.750	5.898.097	5.625.963	11.524.060	19.509.810

Pasivos
Depósitos y otras obligaciones a la vista	3.890.230	-	-	-	3.890.230	-	-	-	3.890.230
Operaciones con liquidación en curso	197.908	-	-	-	197.908	-	-	-	197.908
Contratos de retrocompra y préstamos de valores	-	371.954	389.078	1.671	762.703	-	-	-	762.703
Depósitos y otras obligaciones a plazo (**)	101.738	1.889.363	1.325.769	2.641.529	5.958.399	840.854	19.686	860.540	6.818.939
Contratos de derivados financieros	-	91.412	48.369	263.583	403.364	651.395	303.564	954.959	1.358.323
Obligaciones con bancos	-	46.307	338.827	1.354.501	1.739.635	266.128	-	266.128	2.005.763
Instrumentos de deuda emitidos	3.107	13.150	1.927	140.121	158.305	1.728.881	984.914	2.713.795	2.872.100
Otras obligaciones financieras	31.362	17.401	1.365	4.228	54.356	45.126	75.015	120.141	174.497

Totales pasivos	4.224.345	2.429.587	2.105.335	4.405.633	13.164.900	3.532.384	1.383.179	4.915.563	18.080.463

(*)	Excluye los montos cuya fecha de vencimiento ya ha transcurrido.
(**)	Excluye las cuentas de ahorro a plazo.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°17 - VENCIMIENTO DE ACTIVOS Y PASIVOS, continuación:

	A la		Entre 1 y 3	Entre 3 y 12	Subtotal hasta	Entre 1	Más de	Subtotal sobre
Al 31 de Diciembre de 2009	vista	Hasta 1 mes	meses	meses	1 año	y 5 años	5 años	1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activo
Efectivo y depósitos en bancos	2.043.458	-	-	-	2.043.458	-	-	-	2.043.458
Operaciones con liquidación en curso	468.134	-	-	-	468.134	-	-	-	468.134
Instrumentos para negociación	37.151	521	2.541	663.359	703.572	71.262	23.705	94.967	798.539
Contratos de retrocompra y préstamos de valores	-	14.020	-	-	14.020	-	-	-	14.020
Contratos de derivados financieros	-	54.140	73.784	166.202	294.126	732.143	367.609	1.099.752	1.393.878
Adeudado por bancos	-	23.370	-	-	23.370	-	-	-	23.370
Créditos y cuentas por cobrar a clientes (*)	353.799	1.050.056	897.422	2.033.400	4.334.677	4.277.025	4.573.427	8.850.452	13.185.129
Instrumentos de inversión disponibles para la venta	5.132	93.861	120.057	342.426	561.476	620.963	647.651	1.268.614	1.830.090
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-

Totales activos	2.907.674	1.235.968	1.093.804	3.205.387	8.442.833	5.701.393	5.612.392	11.313.785	19.756.618

Pasivos
Depósitos y otras obligaciones a la vista	3.533.534	-	-	-	3.533.534	-	-	-	3.533.534
Operaciones con liquidación en curso	275.474	-	-	-	275.474	-	-	-	275.474
Contratos de retrocompra y préstamos de valores	-	191.118	317.187	606.300	1.114.605	-	-	-	1.114.605
Depósitos y otras obligaciones a plazo (**)	1.235	2.338.029	1.750.407	1.945.620	6.035.291	1.029.446	11.535	1.040.981	7.076.272
Contratos de derivados financieros	-	81.601	77.426	216.070	375.097	668.674	305.135	973.809	1.348.906
Obligaciones con bancos	3.726	69.060	350.645	1.417.016	1.840.447	206.343	-	206.343	2.046.790
Instrumentos de deuda emitidos	3.450	18.308	169.012	26.055	216.825	1.608.489	1.099.362	2.707.851	2.924.676
Otras obligaciones financieras	32.443	1.163	604	3.688	37.898	39.522	69.491	109.013	146.911

Totales pasivos	3.849.862	2.699.279	2.665.281	4.214.749	13.429.171	3.552.474	1.485.523	5.037.997	18.467.168

(*)	Excluye los montos cuya fecha de vencimiento ya ha transcurrido.
(**)	Excluye las cuentas de ahorro a plazo.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°18 - OTROS PASIVOS:

La composición del rubro es la siguiente:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Cuentas y documentos por pagar	125.829	79.491
Ingresos percibidos por adelantado	1.632	2.081
Garantías por operaciones threshold	138.215	148.308
Documentos por cobrar por intermediación corredora y operaciones simultáneas	16.560	14.802
Otros pasivos	31.175	18.714

Totales	313.411	263.396

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°19 - CONTINGENCIAS Y COMPROMISOS:

a)	Juicios y procedimientos legales

A la fecha de emisión de estos estados financieros, existen diversas acciones judiciales interpuestas en contra del Banco y sus afiliadas en relación con operaciones propias del giro. Al 31 de Marzo de 2010, el Banco y sus afiliadas mantienen provisiones por este concepto que ascienden a MM$ 809 (MM$ 830 al 31 de Diciembre de 2009), las cuales se encuentran formando parte del rubro “Provisiones por contingencia”.

b)	Créditos contingentes

La siguiente tabla muestra los montos contractuales de las operaciones que obligan al Banco a otorgar créditos.

	Al 31 de Marzo de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Cartas de crédito documentarias emitidas	182.534	155.956
Cartas de crédito del exterior confirmadas	38.388	35.818
Boletas de garantía	766.605	655.780
Avales y fianzas	159.947	169.931
Subtotales	1.147.474	1.017.485
Líneas de crédito con disponibilidad inmediata	4.695.798	4.615.787
Totales	5.843.272	5.633.272

c)	Responsabilidades

El Banco mantiene las siguientes responsabilidades derivadas del curso normal de sus negocios:

	Al 31 de Marzo de	Al 31 de Diciembre de
	2010	2009
	MM$	MM$

Valores custodiados en poder del Banco y sus afiliadas	305.477	238.490

Cobranzas	186.136	179.547

Recursos de terceros gestionados por el Banco y sus afiliadas	66	66

Títulos emitidos por el propio Banco	6.894.302	7.371.486

Totales	7.385.981	7.789.589

d)	Garantías

Banco Santander Chile tiene una póliza N°2340815 Integral Bancaria de cobertura de Fidelidad funcionaria vigente con la empresa Chilena Consolidada Seguros, por la suma de US $ 5.000.000, la cual cubre solidariamente tanto al Banco como a sus filiales, con vigencia 01/07/09 al 30/06/2010.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°19 - CONTINGENCIAS Y COMPROMISOS, continuación:

Santander Asset Management S.A. Administradora General de Fondos

Conforme a lo instruido en la norma de carácter general N°125, la sociedad designó a Banco Santander Chile como banco representante de los beneficiarios de las boletas en garantías constituidas por cada uno de los fondos administrados, en cumplimiento a lo dispuesto en los artículos 226 y siguientes de la Ley N°18.045.

Además de estas boletas en garantía por la creación de los fondos mutuos, existen otras boletas en garantía por concepto de rentabilidad garantizada de determinados fondos mutuos, lo cual asciende a MM $ 64.346.

Santander S.A. Agente de Valores

Para efectos de asegurar el correcto y cabal cumplimiento de todas sus obligaciones como agente de valores de conformidad a lo dispuesto en los artículos N° 30 y siguientes de la Ley N°18.045, sobre Mercado de Valores, la sociedad constituyó garantía por UF 4.000 con póliza de seguro N° 209106829, tomada con la Compañía de Seguros de Crédito Continental S.A. y cuyo vencimiento es el 19 de Diciembre de 2010.

Santander Corredora de Seguros Limitada

i.	Pólizas de seguros

De acuerdo a lo establecido en la circular N°1.160 de la Superintendencia de Valores y Seguros, la sociedad mantiene contratada una póliza de seguros para responder al correcto y cabal cumplimiento de todas las obligaciones emanadas en razón de sus operaciones como intermediaria en la contratación de seguros.

La póliza de garantía para corredores de seguros N° 4245364, la cual cubre UF 500, y la póliza de responsabilidad profesional para corredores de seguros N° 4245365 por un monto equivalente de UF 60.000, fueron contratadas con la Compañía de Seguros Chilena Consolidada  S.A.  Ambas tienen vigencia desde el 16 de Abril de 2009 al 14 de Abril de 2010.

ii.	Derechos aduaneros diferidos

Conforme a las normas legales vigentes, la obligación de pagar los derechos aduaneros diferidos al importar los bienes arrendados es traspasada a los arrendatarios, los que se obligan a efectuar dicho pago tanto directamente con la dirección de aduanas correspondiente, como indirectamente en el contrato de arrendamiento que celebran con la sociedad. Por lo tanto, si un arrendatario no efectuare el pago, el Fisco tendría el derecho a pagarse con el producto de la subasta del bien importado, pero dicha subasta puede evitarse pagando la sociedad los derechos correspondientes y cobrándoselo al arrendatario, de acuerdo a lo pactado en el contrato.

e)	Créditos y pasivos contingentes

Para satisfacer las necesidades de los clientes el Banco adquirió varios compromisos irrevocables y obligaciones contingentes, aunque estas obligaciones no pudieron ser reconocidas en el balance estos contienen riesgos de crédito y son por tanto parte del riesgo global del Banco.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°20 - REQUERIMIENTOS DE CAPITAL (BASILEA):

De acuerdo con la Ley General de Bancos, el Banco debe mantener una razón mínima de patrimonio efectivo a activos consolidados ponderados por riesgo de 8% neto de provisiones exigidas, y una razón mínima de capital básico a total de activos consolidados de 3%, neto de provisiones exigidas. Sin embargo, con motivo de la fusión del Banco ocurrida en 2002, la SBIF ha determinado que el patrimonio efectivo del Banco fusionado no puede ser inferior al 11% de sus activos ponderados por riesgo. Para estos efectos, el patrimonio efectivo se determina a partir del capital y reservas o capital básico más los bonos subordinados con tope del 50% del capital básico.

Los activos son ponderados de acuerdo a las categorías de riesgo, a las cuales se les asigna un porcentaje de riesgo de acuerdo al monto del capital necesario para respaldar cada uno de esos activos. Por ejemplo, el efectivo, los depósitos en otros bancos y los instrumentos financieros emitidos por el Banco Central de Chile, tienen 0% de riesgo, lo que significa que, conforme a la normativa vigente, no se requiere capital para respaldar estos activos. Los activos fijos tienen un 100% de riesgo, lo que significa que se debe tener un capital mínimo equivalente al 11% del monto de estos activos. Todos los instrumentos derivados negociados fuera de bolsa son considerados en la determinación de los activos de riesgo con un factor de conversión sobre los valores nocionales, obteniéndose de esa forma el monto de la exposición al riesgo de crédito. También se consideran por un “equivalente de crédito”, para su ponderación, los créditos contingentes fuera del Estado Intermedio de Situación Financiera Consolidado.

De acuerdo a lo instruido en capitulo 12-1 de la RAN de la Superintendencia de Bancos, a partir del mes de enero 2010 se implementó un cambio normativo que implicó la entrada en vigor del capítulo B3 del Compendio de Normas Contables, con cambio en las exposiciones de riesgo de las colocaciones contingentes, pasando desde un 100% de exposición, a un porcentaje indicado en el siguiente cuadro:

Tipo de crédito contingente	Exposición
a) Avales y fianzas	100%
b) Cartas de crédito del exterior confirmadas	20%
c) Cartas de crédito documentarias emitidas	20%
d) Boletas de garantía	50%
e) Cartas de garantía interbancarias	100%
f) Líneas de crédito de libre disposición	50%
g) Otros compromisos de crédito:
- Créditos para estudios superiores Ley N° 20.027	15%
- Otros	100%
h) Otros créditos contingentes	100%

Adicionalmente pasan a integrar el rubro “colocaciones contingentes” los productos indicados en las letras e) hasta la h) lo que supuso un aumento de MM$ 4.695.798 por “Líneas de crédito de libre disposición”. Este cambio en las exposiciones e ingreso de nuevos productos crediticios, presentó una baja neta de 1,07 puntos sobre el Bis Ratio (*).
Junto con ello se dotaron  “provisiones adicionales”  por MM$ 64.750 que se muestran como mayor Patrimonio, las que se netean con las utilidades retenidas de ejercicios anteriores por MM$ 54.661 con un incremento de 0,08 puntos en Bis Ratio por efecto neto del correspondiente impuesto diferido.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°20 – REQUERIMIENTOS DE CAPITAL (BASILEA), continuación:

Los niveles de capital básico y patrimonio efectivo al cierre de cada ejercicio son los siguientes:

	Activos consolidados		Activos ponderados por riesgo
	Al 31 de Marzo de	Al 31 de Diciembre de	Al 31 de marzo de	Al 31 de Diciembre de
	2010	2009	2010	2009
	MM$	MM$	MM$	MM$

Activos de balance (neto de provisiones)
Efectivo y depósitos en bancos	1.526.810	2.043.458	-	-
Operaciones con liquidación en curso	345.521	468.134	144.937	191.287
Instrumento para negociación	877.884	798.539	4.939	41.918
Contratos de retrocompra y préstamos de valores	3.679	14.020	3.679	14.020
Contratos de derivados financieros (*)	1.407.282	1.391.886	811.082	837.692
Adeudado por bancos	47.738	23.370	9.548	4.674
Créditos y cuentas por cobrar a clientes	13.669.507	13.378.379	11.977.072	11.717.337
Instrumentos de inversión disponible para la venta	1.572.839	1.830.090	116.083	154.089
Inversiones en sociedades	7.095	7.417	7.095	7.417
Intangibles	72.290	77.260	72.290	77.260
Activo fijo	179.981	184.122	179.981	184.122
Impuestos corrientes	4.649	4.541	465	454
Impuestos diferidos	103.186	95.229	10.319	9.523
Otros activos	572.698	452.559	387.802	269.313
Activos fuera de balance
Colocaciones contingentes	2.983.164	1.160.118	1.788.442	693.009
Totales	23.374.323	21.929.122	15.513.734	14.202.115

(*)
Los “Contratos de derivados financieros” se presentan a su valor de “Riesgo Equivalente de Créditos”, de acuerdo a lo normado en el Capítulo 12-1 de la Superintendencia de Bancos e instituciones Financieras.

			Razón
	Al 31 de Marzo de	Al 31 de Diciembre de	Al 31 de Marzo de		Al 31 de Diciembre de
	2010	2009	2010		2009
	MM$	MM$	%		%

Capital básico	1.683.103	1.658.316	7,20		7,56
Patrimonio efectivo neto	2.282.455	2.214.092	14,71	(*)	15,59	(*)

(*) Bis Ratio.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°21 - INTERÉS NO CONTROLADOR:

Recoge el importe neto del patrimonio neto de las entidades dependientes atribuibles a instrumentos de capital que no pertenecen, directa o indirectamente, al Banco, incluida la parte que se les haya atribuido del resultado del ejercicio.

La participación del interés minoritario en el patrimonio y los resultados de las filiales se resume como sigue:

				Otros resultados integrales
				Inst. de inv.
				disponible		Total otros
Al 31 de Marzo de 2010	Participación			para	Impuesto	resultados	Resultados
	de terceros	Patrimonio	Resultados	la venta	diferido	integrales	integrales
	%	MM$	MM$	MM$	MM$	MM$	MM$

Sociedades filiales:
Santander S.A. Agente de Valores	0,97	466	17	13	(2)	11	28
Santander S.A. Sociedad Securitizadora	0,36	4	-	-	-	-	-
Santander Investment S.A. Corredores de Bolsa	49,00	23.793	952	(73)	12	(61)	891
Santander Asset Management S.A. Adm. Gral. de Fondos	0,02	15	2	-	-	-	2
Santander Corredora de Seguros Limitada	0,24	130	2	-	-	-	2

Subtotales		24.408	973	(60)	10	(50)	923

Entidades de propósito especial:
Bansa Santander S.A.	100	2.015	(365)	-	-	-	(365)
Santander Gestión de Recaudación y
Cobranzas Limitada	100	2.501	(867)	-	-	-	(867)
Multinegocios S.A	100	102	7	-	-	-	7
Servicios de Administración y Financieros Limitada	100	410	74	-	-	-	74
Servicios de Cobranzas Fiscalex Limitada	100	63	11	-	-	-	11
Multiservicios de Negocios Limitada	100	443	68	-	-	-	68

Subtotales		5.534	(1.072)	-	-	-	(1.072)

Totales		29.942	(99)	(60)	10	(50)	(149)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°21 – INTERÉS NO CONTROLADOR, continuación:

			Al 31 de Marzo de 2009
				Otros resultados integrales
				Inst. de inv.		Total otros
	Participación de	Patrimonio al 31 de		disponible para	Impuesto	resultados	Resultados
	terceros	Diciembre de 2009	Resultados	la venta	diferido	integrales	integrales
	%	MM$	MM$	MM$	MM$	MM$	MM$

Sociedades filiales:
Santander S.A. Agente de Valores	0,97%	437	3	-	-	-	3
Santander S.A. Sociedad Securitizadora	0,36%	4	-	-	-	-	-
Santander Investment S.A. Corredores de Bolsa	49,00%	22.612	564	636	(109)	527	1.091
Santander Asset Management S.A. Adm. Gral. de Fondos	0,02%	13	1	-	-	-	1
Santander Corredora de Seguros Limitada	0,24%	127	4	-	-	-	4

Subtotales		23.193	572	636	(109)	527	1.099

Entidades de propósito especial:
Bansa Santander S.A.	100%	2.380	454	-	-	-	454
Santander Gestión de Recaudación y
Cobranzas Limitada	100%	3.368	1.607	-	-	-	1.607
Multinegocios S.A	100%	96	5	-	-	-	5
Servicios de Administración y Financieros Limitada	100%	336	196	-	-	-	196
Servicios de Cobranzas Fiscalex Limitada	100%	51	9	-	-	-	9
Multiservicios de Negocios Limitada	100%	375	36	-	-	-	36

Subtotales		6.606	2.307	-	-	-	2.307

Totales		29.799	2.879	636	(109)	527	3.406

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°22 - INTERESES Y REAJUSTES:

Comprende los intereses devengados en el ejercicio por todos los activos financieros cuyo rendimiento, implícito o explícito, se obtiene de aplicar el método del tipo de interés efectivo, con independencia de que se valoren por su valor razonable, así como las rectificaciones de productos como consecuencia de coberturas contables.

a)   Al 31 de Marzo de 2010 y 2009, la composición de ingresos por intereses y reajustes, sin incluir los resultados por coberturas contables, es la siguiente:

	Al 31 de Marzo de
	2010				2009
			Comisiones				Comisiones
	Intereses	Reajustes	prepagos	Total	Intereses	Reajustes	prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Contratos de retrocompra	19	122	-	141	7.303	-	-	7.303
Créditos otorgados a bancos	50	-	-	50	146	-	-	146
Colocaciones comerciales	114.391	6.971	719	122.081	178.976	(63.845)	716	115.847
Colocaciones para vivienda	46.498	10.569	1.013	58.080	46.281	(85.988)	795	(38.912)
Colocaciones para consumo	115.273	104	580	115.957	136.477	(1.547)	659	135.589
Instrumentos de inversión	12.373	1.646	-	14.019	11.066	(19.035)	-	(7.969)
Otros ingresos por intereses y
reajustes	513	403	-	916	9.570	5.656	-	15.226

Totales ingresos por intereses y reajustes	289.117	19.815	2.312	311.244	389.819	(164.759)	2.170	227.230

b)    Tal como se señala en la letra i) de la Nota 01, los intereses y reajustes suspendidos son registrados en cuentas de orden (fuera del Estado Intermedio de Situación Financiera Consolidado), mientras estos no sean efectivamente percibidos.

Al 31 de Marzo de 2010 y 2009, el detalle de los ingresos por intereses y reajustes suspendidos es el siguiente:

	Al 31 de Marzo de
	2010				2009
			Comisiones				Comisiones
	Intereses	Reajustes	prepagos	Total	Intereses	Reajustes	prepagos	Total
Fuera de balance	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales	23.323	3.980	-	27.303	15.634	5.612	-	21.246
Colocaciones de vivienda	5.663	2.941	-	8.605	4.967	3.915	-	8.882
Colocaciones de consumo	35.608	(347)	-	35.261	38.472	(645)	-	37.827

Totales	64.594	6.574	-	71.169	59.073	8.882	-	67.955

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°22 - INTERESES Y REAJUSTES, continuación:

c)    Al 31 de marzo de 2010 y 2009 el detalle de los gastos por intereses y reajustes, sin incluir los resultados por coberturas contables, es el siguiente:

	Al 31 de Marzo de
	2010				2009
			Comisiones				Comisiones
	Intereses	Reajustes	prepagos	Total	Intereses	Reajustes	prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Depósitos a la vista	(93)	(47)	-	(140)	(353)	(190)	-	(543)
Contratos de retrocompra	(448)	(197)	-	(645)	(10.925)	320	-	(10.605)
Depósitos y captaciones a plazo	(35.315)	(5.453)	-	(40.768)	(117.857)	64.321	-	(53.536)
Obligaciones con bancos	(7.864)	(3)	-	(7.867)	(9.374)	118	-	(9.256)
Instrumentos de deuda emitidos	(29.855)	(5.640)	-	(35.495)	(28.351)	48.128	-	19.777
Otras obligaciones financieras	(1.182)	(118)	-	(1.300)	(3.135)	859	-	(2.276)
Otros gastos por intereses y reajustes	-	(824)	-	(824)	(3.078)	(1)	-	(3.079)

Totales gastos por intereses y reajustes	(74.757)	(12.282)	-	(87.039)	(173.073)	113.555	-	(59.518)

d)    Al 31 de Marzo de 2010 y 2009, el resumen de intereses y reajustes, es el siguiente:

	Al 31 de Marzo de
	2010	2009
Conceptos	MM$	MM$

Ingresos por intereses y reajustes	311.244	227.230
Gastos por intereses y reajustes	(87.039)	(59.518)

Subtotales ingresos por intereses y reajustes	224.205	167.712

Resultado de coberturas contables (neto)	5.193	19.561

Totales intereses y reajustes netos	229.398	187.273

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°23 - COMISIONES:

Comprende el monto de todas las comisiones devengadas y pagadas en el ejercicio, excepto las que formen parte integrante del tipo de interés efectivo de los instrumentos financieros:

	Al 31 de Marzo de
	2010	2009
	MM$	MM$

Ingresos por comisiones
Comisiones por líneas de crédito y sobregiros (*)	4.567	8.920
Comisiones por avales y cartas de crédito	5.829	6.216
Comisiones por servicios de tarjetas	25.802	23.582
Comisiones por administración de cuentas	6.698	7.076
Comisiones por cobranzas, recaudaciones y pagos	13.812	15.365
Comisiones por intermediación y manejo de valores	2.308	1.486
Comisiones por inversiones en fondos mutuos u otro	9.391	6.144
Remuneraciones por comercialización de seguros	5.106	3.328
Office banking	2.102	1.782
Otras comisiones ganadas	3.544	3.264
Totales	79.159	77.163

	Al 31 de Marzo de
	2010	2009
	MM$	MM$

Gastos por comisiones
Remuneraciones por operación de tarjetas	(11.451)	(11.568)
Comisiones por operación con valores	(402)	(223)
Office banking	(1.874)	(1.409)
Otras comisiones	(3.081)	(2.332)
Totales	(16.808)	(15.532)

Totales ingresos y gastos por comisiones netos	62.351	61.631

Las comisiones ganadas por operaciones con letras de crédito se presentan en el Estado Intermedio Consolidado de Resultados en el rubro “Ingresos por intereses y reajustes”.

(*)
De acuerdo a la Circular 3.452 de la SBIF, de fecha 25 de Noviembre de 2008, modificada por la Circular 3.466 del 04 de Febrero de 2009 de la SBIF, se eliminó el cobro de comisiones por sobregiros no pactados.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°24 - RESULTADOS DE OPERACIONES FINANCIERAS:

Incluye el monto de los ajustes por variación de los instrumentos financieros, excepto los imputables a intereses devengados por aplicación del método del tipo de interés efectivo de correcciones de valor de activos, así como los resultados obtenidos en su compraventa.

Al 31 de Marzo de 2010 y 2009, el detalle de los resultados por operaciones financieras es el siguiente:

	Al 31 de Marzo de
	2010	2009
	MM$	MM$

Utilidad neta operaciones financieras
Derivados de negociación	25.826	(45.706)
Instrumentos financieros para negociación	27.553	37.045
Venta de créditos y cuentas por cobrar a clientes
Cartera vigente	(18)	(85)
Cartera castigada	(23)	114
Instrumentos disponibles para la venta	(482)	28.594
Otros resultados de operaciones financieras	(764)	(533)
Totales	52.092	19.429

NOTA N°25 - RESULTADO NETO DE CAMBIO:

Comprende los resultados obtenidos en la compraventa de divisas, las diferencias que surgen al convertir las partidas monetarias en moneda extranjera a la moneda funcional y las procedentes de activos no monetarios en moneda extranjera en el momento de su enajenación.

Al 31 de Marzo de 2010 y 2009, el detalle del resultado de cambio es el siguiente:

	Al 31 de Marzo de
	2010	2009
	MM$	MM$

Diferencias de cambio
Utilidad (pérdida) neta por diferencias de cambio	(65.225)	129.628
Derivados de cobertura	41.380	(94.029)
Resultado por activos reajustables en moneda extranjera	1.437	(3.161)
Resultado por pasivos reajustables en moneda extranjera	(111)	16.948
Totales	(22.519)	49.386

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°26 - PROVISIONES POR RIESGO DE CRÉDITO:

El movimiento registrado al 31 de Marzo de 2010 y 2009 en los resultados por concepto de provisiones y deterioros se resume como sigue:

		Créditos y cuentas por cobrar a clientes
Al 31 de Marzo de 2010	Créditos	Créditos	Créditos	Créditos de	Créditos
	interbancarios	comerciales	hipotecarios	consumo	contingentes	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Provisiones y castigos
- Evaluación individual	(5)	(24.476)	-	-	(907)	(25.388)
- Evaluación grupal	-	(12.100)	(4.724)	(44.105)	-	(60.929)
Totales provisiones y castigos	(5)	(36.576)	(4.724)	(44.105)	(907)	(86.317)
Provisiones liberadas
- Evaluación individual	17	4.093	-	-	-	4.110
- Evaluación grupal	-	2.658	118	1.227	44	4.047
Totales provisiones liberadas	17	6.751	118	1.227	44	8.157

Recuperación de créditos castigados	-	1.905	573	5.495	-	7.973
Cargos netos a resultado	12	(27.920)	(4.033)	(37.383)	(863)	(70.187)

		Créditos y cuentas por cobrar a clientes
Al 31 de Marzo de 2009	Créditos	Créditos	Créditos	Créditos de	Créditos
	interbancarios	comerciales	hipotecarios	consumo	contingentes	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Provisiones y castigos
- Evaluación individual	-	(5.102)	-	-	(3)	(5.105)
- Evaluación grupal	-	(21.367)	(4.648)	(82.291)	-	(108.306)
Totales provisiones y castigos	-	(26.469)	(4.648)	(82.291)	(3)	(113.411)
Provisiones liberadas
- Evaluación individual	16	2.829	-	-	614	3.459
- Evaluación grupal	-	468	274	9.311	69	10.122
Totales provisiones liberadas	16	3.297	274	9.311	683	13.581

Recuperación de créditos castigados	-	2.480	1.174	5.242	-	8.896
Cargos netos a resultado	16	(20.692)	(3.200)	(67.738)	680	(90.934)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°27 - REMUNERACIONES Y GASTOS DEL PERSONAL:

a)	Composición del gasto por remuneraciones y gastos del personal:

	Al 31 de Marzo de
	2010	2009
	MM$	MM$

Remuneraciones del personal	33.199	33.099
Bonos o gratificaciones	15.617	16.138
Beneficios basados en instrumentos de capital	526	237
Indemnización por años de servicio	1.787	1.204
Planes de pensiones	344	-
Gastos de capacitación	128	68
Sala cuna y jardín infantil	257	166
Fondos de salud	557	426
Fondo bienestar	112	108
Otros gastos de personal	3.072	2.948
Totales	55.589	54.394

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°28 - GASTOS DE ADMINISTRACIÓN:

Al 31 de Marzo de 2010 y 2009, la composición del rubro es la siguiente:

	Al 31 de Marzo de
	2010	2009
	MM$	MM$

Gastos generales de administración
Mantenimiento y reparación de activo fijo	3.629	2.497
Arriendos de oficina	4.113	4.247
Arriendo de equipos	46	57
Primas de seguro	291	296
Materiales de oficina	1.498	1.808
Gastos de informática y comunicaciones	5.306	5.205
Alumbrado, calefacción y otros servicios	1.303	1.756
Servicio de vigilancia y transporte de valores.	2.518	2.670
Gastos de representación y desplazamiento del personal	901	986
Gastos judiciales y notariales	1.254	1.041
Honorarios por informes técnicos	1.218	1.164
Honorarios por servicios profesionales	137	167
Otros gastos generales de administración	377	790
Servicios subcontratados
Servicios subcontratados	7.124	5.387
Gastos del directorio
Remuneraciones del directorio	175	162
Otros gastos del directorio	-	-
Gastos Marketing
Publicidad y propaganda	4.012	2.937
Impuestos, contribuciones, aportes
Contribuciones de bienes raíces	509	460
Patentes	251	436
Otros impuestos	38	32
Aporte a la SBIF	1.353	1.350
Totales	36.053	33.448

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°29 - DEPRECIACIONES Y AMORTIZACIONES:

a)	Los valores correspondientes a cargos a resultados por concepto de depreciaciones y amortizaciones durante Marzo de 2010 y Marzo de 2009, se detallan a continuación:

	Al 31 de Marzo de
	2010	2009
	MM$	MM$

Depreciaciones y amortizaciones
Depreciación del activo fijo	(5.391)	(4.941)
Amortizaciones de intangibles	(6.950)	(5.505)

Totales	(12.341)	(10.446)

b)	La conciliación entre los valores libros al 31 de Diciembre de 2009, al 01 de Enero de 2009 y 2010 y los saldos al 31 de Marzo de 2010, es el siguiente:

	Depreciación, amortización acumulada
	2009
	Activo
	fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 01 de Enero de 2009	(21.414)	(26.169)	(47.583)
Cargos por depreciación y amortización del ejercicio	(21.691)	(24.932)	(46.623)
Bajas y ventas del ejercicio	126	-	126

Saldos al 31 de Diciembre de 2009	(42.979)	(51.101)	(94.080)

	Depreciación, amortización acumulada
	2010
	Activo
	fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 01 de Enero de 2010	(42.979)	(51.101)	(94.080)
Cargos por depreciación y amortización del ejercicio	(5.391)	(6.950)	(12.341)
Bajas y ventas del ejercicio	-	-	-

Saldos al 31 de Marzo de 2010	(48.370)	(58.051)	(106.421)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°30 - OTROS INGRESOS Y GASTOS OPERACIONALES:

a)	Otros ingresos operacionales está conformado por los siguientes conceptos:

	Al 31 de Marzo de
	2010	2009
	MM$	MM$

Ingresos por bienes recibidos en pago
Resultado venta de bienes recibidos en pago	264	253
Recupero de castigos y resultados bienes recibidos en pago	600	850
Subtotales	864	1.103
Resultados por venta en participación en sociedades
Utilidad en venta en participación en otras sociedades	-	482
Subtotales	-	482
Otros ingresos
Arriendos	106	256
Resultado por venta de activo fijo	148	115
Recupero provisiones por contingencias	4.372	528
Otros	575	14
Subtotales	5.201	913

Totales	6.065	2.498

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°30 - OTROS INGRESOS Y GASTOS OPERACIONALES, continuación:

b)	Otros gastos operacionales está conformado por los siguientes conceptos:

	Al 31 de Marzo de
	2010	2009
	MM$	MM$

Provisiones y gastos de bienes recibidos en pago
Castigos de bienes recibidos en pago	1.147	969
Provisiones por bienes recibidos en pago	1.417	330
Gastos por mantención de bienes recibidos en pago	718	494
Subtotales	3.282	1.793

Gastos de tarjetas de crédito
Gastos de tarjetas de crédito	911	987
Membresías tarjetas de crédito	733	648
Subtotales	1.644	1.635

Servicios a clientes	2.351	2.272

Otros gastos
Castigos operativos	349	628
Pólizas de seguros de vida y seguros generales de productos	1.317	1.141
Impuesto adicional por gastos pagados al exterior	397	482
Gastos de créditos hipotecarios	293	151
Gastos por operaciones de comercio exterior	65	37
Resultados por operaciones de leasing	40	566
Provisiones por contingencias	1.795	26.427
Otros	1.023	399
Subtotales	5.279	29.831

Totales	12.556	35.531

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°31 - OPERACIONES CON PARTES RELACIONADAS:

Se consideran “partes relacionadas” al Banco, adicionalmente a las entidades dependientes y asociadas, el “personal clave” de la Dirección del Banco (miembros del Directorio del Banco y además los Gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos), así como las entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Adicionalmente, el Banco ha considerado como parte relacionada a las diferentes sociedades que forman parte del Grupo Santander a nivel mundial, en el entendido, que todas ellas poseen una matriz común, esto es, Banco Santander S.A. (radicado en España).

El artículo 89 de la Ley sobre Sociedades Anónimas, que se aplica también a los bancos, establece que cualquier operación con una parte relacionada debe efectuarse en condiciones de equidad, similares a las que habitualmente prevalecen en el mercado.

Por otra parte, el artículo 84 de la Ley General de Bancos establece límites para los créditos que pueden otorgarse a partes relacionadas y la prohibición de otorgar créditos a los directores, gerentes o apoderados generales del Banco.

A continuación se indican las transacciones realizadas por el Banco con las partes relacionadas a éste, para su mejor comprensión, hemos dividido la información en cuatro categorías:

Sociedades del Grupo Santander
Esta categoría incluye a todas las sociedades pertenecientes al Grupo Santander a nivel mundial, y por tanto, incluye también aquellas sociedades donde el Banco ejerce algún grado de control (entidades dependientes y propósito especial).

Empresas asociadas
Esta categoría se incluyen a aquellas entidades donde el Banco, de acuerdo a lo señalado en la letra b) de la Nota 01 de los presentes Estados Financieros, ejerce algún grado de influencia significativa sobre estas y que, en general, corresponden a las denominadas “sociedades de apoyo al giro”.

Personal clave
Esta categoría incluye a los miembros del Directorio del Banco y además los gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos.

Otros
En esta categoría se incluyen a aquellas partes relacionadas no incluidas en los grupos anteriormente descritos y que, en general, corresponden a aquellas entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Las condiciones de las transacciones con las partes vinculadas son equivalentes a las que se dan en transacciones hechas en condiciones de mercado o se han imputado las correspondientes retribuciones en especie.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°31 - OPERACIONES CON PARTES RELACIONADAS, continuación:

a)	Créditos con partes relacionadas:

A continuación se muestran los créditos y cuentas por cobrar además de los créditos contingentes, correspondientes a entidades relacionadas:

	Al 31 de Marzo de 2010				Al 31 de Diciembre de 2009
	Sociedades	Empresas	Personal		Sociedades	Empresas	Personal
	del Grupo	asociadas	clave	Otros	del Grupo	asociadas	clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Créditos y cuentas por cobrar

Colocaciones comerciales	37.662	682	1.782	82.280	11.331	914	2.840	108.372
Colocaciones para vivienda	-	-	10.803	-	-	-	12.754	-
Colocaciones de consumo	-	-	1.575	-	-	-	1.744	-
Créditos y cuentas por cobrar	37.662	682	14.160	82.280	11.331	914	17.338	108.372

Provisión sobre colocaciones	(261)	(1)	(27)	(40)	(13)	(1)	(11)	(298)
Colocaciones netas	37.401	681	14.133	82.240	11.318	913	17.327	108.074
Garantías	6.032	-	13.419	1.454	4.552	-	45.550	596

Créditos contingentes
Avales y fianzas	-	-	-	-	-	-	15.900	-
Cartas de crédito	2.811	-	-	-	1.868	-	-	-
Boletas de garantía	24.791	-	-	986	134.644	-	-	259
Créditos contingentes	27.602	-	-	986	136.512	-	-	259

Provisiones sobre créditos contingentes	(2)	-	-	(2)	(21)	-	15.900	-

Colocaciones contingentes netas	27.600	-	-	984	136.491	-	15.900	259

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°31 - OPERACIONES CON PARTES RELACIONADAS, continuación:

El movimiento de créditos con partes relacionadas al 31 de Marzo de 2010 y al 31 de Diciembre de 2009 ha sido el siguiente:

	Al 31 de Marzo de 2010				Al 31 de Diciembre 2009
	Sociedades	Empresas	Personal		Sociedades	Empresas	Personal
	del Grupo	Asociadas	Clave	Otros	del Grupo	Asociadas	Clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Saldo al 01 de Enero	147.843	914	17.338	108.631	107.815	51	14.845	110.099
Nuevos préstamos	2.371	4	701	1.752	176.516	2.268	8.279	30.220
Pagos	(113.243)	(237)	(1.763)	(939)	(136.488)	(1.405)	(5.785)	(31.688)

Totales	36.971	681	16.276	109.444	147.843	914	17.339	108.631

b)	Activos y pasivos con partes relacionadas:

	Al 31 de marzo de 2010				Al 31 de Diciembre de 2009
	Sociedades	Empresas	Personal		Sociedades	Empresas	Personal
	del Grupo	asociadas	clave	Otros	del Grupo	asociadas	clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	-	-	-	-	-	-	-	-
Contratos de retrocompra y préstamos de valores	-	-	-	-	-	-	-	-
Contratos de derivados financieros	385.753	-	-	-	405.411	-	-	-
Instrumentos de inversión disponibles para la venta	-	-	-	-	-	-	-	-
Otros activos	154.319	-	-	-	117.060	-	-	-

Pasivos
Depósitos y otras obligaciones a la vista	37.486	3.023	1.419	4.956	1.503	6.238	502	925
Contratos de retrocompra y préstamos de valores	-	-	-	-	-	-	-	-
Depósitos y otras captaciones a plazo	961.128	-	1.164	27.905	411.295	-	1.126	21.652
Contratos de derivados financieros	253.778	-	-	-	245.574	-	-	-
Instrumentos de deuda emitidos	8.858	-	-	-	89.258	-	-	-
Otras obligaciones financieras	40.583	-	-	-	55.156	-	-	-
Otros pasivos	713	-	-	-	310	-	-	-

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°31 - OPERACIONES CON PARTES RELACIONADAS, continuación:

c)	Resultados reconocidos con partes relacionadas:

	Al 31 de Marzo de 2010				Al 31 de Marzo de 2009
	Sociedades	Empresas	Personal		Sociedades	Empresas	Personal
	del Grupo	asociadas	clave	Otros	del Grupo	asociadas	clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Ingreso (gasto) reconocido
Ingresos y gastos por intereses y reajustes	(2.538)	12	174	509	(8.217)	13	(149)	(999)
Ingresos y gastos por comisiones y servicios	13.189	18	29	67	8.290	1	25	39
Utilidad neta de operaciones financieras y
resultados de cambio(*)	(22.450)	-	3	(1.920)	93.852	-	-	(1.895)
Otros ingresos y gastos de operación	(1.208)	-	-	-	(1.128)	-	-	-
Remuneraciones y gastos del personal clave	-	-	6.097	-	-	-	6.968	-
Gastos de administración y otros	(5.201)	(4.277)	-	-	(3.939)	(5.678)	-	-

Totales	(18.208)	(4.247)	6.303	(1.344)	88.858	(5.664)	6.844	(2.855)

(*) Corresponde a contratos de derivados que cubren posiciones del Grupo en Chile.

d)	Pagos al Directorio y personal clave de la gerencia

Las remuneraciones recibidas por el personal clave de la dirección, dentro de los cuales se considera el Directorio y todos los ejecutivos con cargo de Gerente, que se presentan en el rubro “Remuneraciones y gastos de personal” y/o “Gastos de administración” del Estado Intermedio Consolidado de Resultados, corresponden a las siguientes categorías:

	Al 31 de Marzo de
	2010	2009
	MM$	MM$

Remuneraciones del personal	3.516	3.208
Remuneraciones del Directorio	175	162
Bonos o gratificaciones	2.285	2.604
Compensaciones en acciones	516	-
Gastos de capacitación	-	-
Indemnizaciones por años de servicios	-	-
Fondos de salud	58	67
Otros gastos de personal	80	56
Plan de pensiones	338	-
Totales	6.968	6.097

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°31 - OPERACIONES CON PARTES RELACIONADAS, continuación:

e)	Conformación del personal clave

Al 31 de marzo de 2010 y al 31 de Diciembre de 2009, la conformación del personal clave del Banco se encuentra conformada de la siguiente forma.

Cargos	N° de ejecutivos
	31 de Marzo de	31 de Diciembre de
	2010	2009

Directores	13	13
Gerentes de división	12	13
Gerentes de área	81	83
Gerentes	57	58

Totales personal clave	163	167

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°32 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS:

El valor razonable se define como la cantidad a la que un instrumento financiero (activo o pasivo) podría ser entregado o liquidado, respectivamente, en esa fecha entre dos partes, independientes y expertas en la materia, que actuasen libre y prudentemente, o sea no en una venta forzada o liquidación. La referencia más objetiva y habitual del valor razonable de un activo o pasivo es el precio cotizado que se pagaría por él en un mercado organizado y transparente (“valor razonable estimado”).

Para aquellos instrumentos financieros sin los precios de mercado disponibles, los valores razonables se han estimado utilizando transacciones recientes de instrumentos análogos y, en su defecto, los valores actuales u otras técnicas de valuación basadas en modelos matemáticos de valoración suficientemente contrastados por la comunidad financiera internacional. En la utilización de estos modelos, se tienen en consideración las peculiaridades específicas del activo o pasivo a valorar y, muy especialmente, los distintos tipos de riesgos que el activo o pasivo lleva asociados.

Estas técnicas son inherentemente subjetivas y se ven significativamente afectadas por los supuestos utilizados, incluyendo la tasa de descuentos, las estimaciones de flujos de efectivo futuros y las hipótesis de prepago. En ese sentido, pueden dar lugar a que el valor razonable así estimado de un activo o pasivo no coincida exactamente con el precio al que el activo o pasivo podría ser entregado o liquidado en la fecha de su valoración y no puedan ser justificadas en comparación con mercados independientes.

Contratos de derivados financieros

El valor razonable estimado de los contratos de forwards de divisas se calculó utilizando los precios cotizados en el mercado de instrumentos financieros de características similares.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°32 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación:

El valor razonable de los swaps de tipos de interés representa el importe estimado que el Banco espera recibir o pagar para rescindir los contratos o acuerdos, teniendo en cuenta las estructuras de plazos de la curva de tipo de interés, volatilidad del subyacente y el riesgo de crédito de las contrapartes.

Si no existen precios cotizados en el mercado (directos o indirectos) para algún instrumento derivado, las respectivas estimaciones de valor razonable se han calculado utilizando modelos y técnicas de valuación tales como Black-Scholes, Hull y simulaciones de Monte Carlo y considerando las entradas/insumos relevantes tales como volatilidad de opciones, correlaciones observables entre subyacentes, riesgo de crédito de las contrapartes, la volatilidad implícita del precio, velocidad con que la volatilidad revierte a su valor medio, relación lineal (correlación) entre el valor de una variable de mercado y su volatilidad, entre otras.

Medida del valor razonable y jerarquía

La NIC 39 establece una jerarquía de valor razonable, que segrega los insumos y/o supuestos de técnicas de valoración utilizados para medir el valor razonable de instrumentos financieros. La jerarquía brinda la máxima prioridad a precios cotizados no ajustados en mercados activos, para activos o pasivos idénticos (nivel 1) y la más baja prioridad a las medidas que implican importantes entradas o insumos no observables (nivel 3 mediciones). Los tres niveles de la jerarquía de valor razonable son los siguientes:

•	Nivel 1: entradas/insumos con precios cotizados (no ajustados) en mercados activos para activos y pasivos idénticos para los cuales el Banco tiene la capacidad de acceder a la fecha de medición.

•	Nivel 2: entradas/insumos distintas a los precios cotizados incluidos en el nivel 1 que son observables para activos o pasivos, directa o indirectamente.

•	Nivel 3: entradas/insumos no observables para el activo o pasivo.

El nivel en la jerarquía en el que una medición se clasifica, se basa en el nivel más bajo de la entrada/insumo que es significativo para la medición como tal del valor razonable en su totalidad.
Actualmente el Banco ha determinado ciertos instrumentos financieros como de nivel 3, debido a que el cálculo realizado a valor de mercado se basa en información de modelamientos internos, los cuales no son observables en el mercado.

Los siguientes instrumentos financieros son clasificados a nivel 3:

Modelo utilizado en
Tipo de intrumento financiero	valoración	Descripción
Caps/Floors/Swaptions	Modelo Black Normal para Cap/Floors y Swaptions	No hay input observable de volatilidad implícita.
Opciones UF	Black – Scholes	No hay input observable de volatilidad implícita.
CCS con Ventana	Hull-White	Modelo Hibrido HW para tasas y moción browniana para FX. No hay input observable de volatilidad implícita.
CCS (METRO)	FRA Implícito	Start Fwd no soportadas por MUREX (plataforma) debido a la estimación UF fwd.
CCS, IRS, CMS en TAB	Varios	Valorización obtenida usando curva de interés interpolando a vencimiento de flujos, no obstante TAB no es una variable directamente observable ni correlacionada a ningún insumo de mercado.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°32 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación:

La siguiente tabla presenta los activos y pasivos que son medidos a valor razonable en una base recurrente, al 31 de Marzo de 2010 y al 31 de Diciembre de 2009:

	Medidas de valor razonable
31 de Marzo de 2010	2010	Nivel 1	Nivel 2	Nivel 3
	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	877.884	877.884	-	-
Instrumentos disponibles para la venta	1.572.839	1.572.839	-	-
Derivados	1.465.832	-	1.353.215	112.617
Totales	3.916.555	2.450.723	1.353.215	112.617

Pasivos
Derivados	1.358.323	-	1.245.706	112.617
Totales	1.358.323	-	1.245.706	112.617

	Medidas de valor razonable
31 de Diciembre de 2009	2009	Nivel 1	Nivel 2	Nivel 3
	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	798.539	798.539	-	-
Instrumentos disponibles para la venta	1.830.090	1.830.090	-	-
Derivados	1.393.878	-	1.181.202	208.676
Totales	4.022.507	2.628.629	1.181.202	208.676

Pasivos
Derivados	1.348.906	-	880.060	468.846
Totales	1.348.906	-	880.060	468.846

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°32 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación:

La siguiente tabla presenta la actividad del Banco para activos y pasivos medidos a valor justo en base recurrente usando entradas significativas sin observar (nivel 3) al 31 de Marzo de 2010 y 2009:

	Activos	Pasivos
	MM$	MM$

Al 31 de Diciembre de 2008	81.304	(51.401)

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias	54.644	12.792
Incluidas en resultados integrales	-	-
Compras, emisiones y colocaciones (netas)	-	-

Al 31 de Marzo de 2009	135.948	(38.609)

Ganancias o pérdidas totales incluidas en resultado del 2008 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 31 de Diciembre de 2008	54.644	12.792

	Activos	Pasivos
	MM$	MM$

Al 31 de Diciembre de 2009	212.218	(468.848)

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias	20.570	(13.421)
Incluidas en resultados integrales
Compras, emisiones y colocaciones (netas)

Al 31 de Marzo de 2010	232.788	(482.269)

Ganancias o pérdidas totales incluidas en resultado del 2009 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 31 de Diciembre de 2009	20.570	(13.421)

Las ganancias (pérdidas) realizadas y no realizadas incluidas en resultado para Marzo 2010 y 2009 de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (nivel 3), se registran en el Estado de Resultados dentro del rubro “Utilidad neta de operaciones financieras”.

El efecto potencial al 31 de Marzo de 2010 y 2009 sobre la valoración de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (nivel 3) que se derivaría de un cambio en las principales hipótesis en el caso de utilizar otras hipótesis razonablemente posibles menos favorables o más favorables que las empleadas, no es considerado significativo para el Banco.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
AL 31 DE MARZO DE 2010 Y 2009 Y AL 31 DE DICIEMBRE DE 2009

NOTA N°33 - HECHOS POSTERIORES:

a)	Emisión de Bono Senior Flotante :

Con Fecha 15 de Abril del 2010 El Banco Santander emitió  un bono senior por US$500 millones, el cual corresponde al siguiente detalle.

						Fecha de	Fecha de
Instrumento		Monto		Plazo	Issue Price	Emisión	Vencimiento
Bono Senior	US$	500 MM	(*)	2 años	100%	15/ 04/ 2010	12/ 04/ 2012
Total	US$	500 MM

(*)
Bono senior por US$500 millones, a una tasa flotante con vencimiento al 12 de Abril del 2012 , el bono fue concretado en una colocación privada a compradores institucionales calificados de conformidad con la Regla 144A de la Securities Act de 1933, modificada (la "Securities Act").Esta emisión obtuvo una clasificación de Aa3 (stable) /A + (stable) y es el primero de este tipo de mercados emergentes cursado desde el inicio de la crisis financiera.

b)
El Banco vendió parte de su cartera de colocaciones que se encontraba castigada. La cesión de derechos se realizó el 21 de Abril de 2010 por un total de MM$ 1.909, monto que fue ingresado en su totalidad a ingresos por venta de cartera castigada.

Por los pagos recibidos en el Banco hasta la fecha en la cual dicha cartera se desactiva (primer día hábil de Mayo 2010), se efectuó una provisión de MM$ 225 de acuerdo a las estimaciones de recuperación esperada de ella.

c)
Entre el 01 de Abril  de 2010 y a la fecha de emisión de los estados financieros (26 de Abril de 2010) , no han ocurrido otros hechos que pudieran afectar significativamente la interpretación de los mismos.

FELIPE CONTRERAS FAJARDO	CLAUDIO MELANDRI HINOJOSA
Gerente de Contabilidad	Gerente General

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/

Name:	Juan Pedro Santa María
Title:	General Counsel
Date: May 18, 2010

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